AMERICAN BONANZA GOLD CORP. COPPERSTONE PROPERTY, LA PAZ COUNTY, ARIZONA PRELIMINARY ASSESSMENT REPORT

A P P E N D I X A

List of Claims and Leases

Project No.: ABG-FEAS Final	Appendices	February 2010

AMERICAN BONANZA GOLD CORP. COPPERSTONE PROPERTY, LA PAZ COUNTY, ARIZONA PRELIMINARY ASSESSMENT REPORT

A P P E N D I X B

Property Leases and Royalties

Project No.: ABG-FEAS Final	Appendices	February 2010

AMERICAN BONANZA GOLD CORP. COPPERSTONE PROPERTY, LA PAZ COUNTY, ARIZONA PRELIMINARY ASSESSMENT REPORT

A P P E N D I X C

Meteorological Data

Project No.: ABG-FEAS Final	Appendices	February 2010

QUARTZSITE, ARIZONA Period of Record General Climate Summary - Precipitation	Page 2 of 2

Western Regional Climate Center, wrcc@dri.edu

AMERICAN BONANZA GOLD CORP. COPPERSTONE PROPERTY, LA PAZ COUNTY, ARIZONA PRELIMINARY ASSESSMENT REPORT

A P P E N D I X D

In-Place Infrastructure

Project No.: ABG-FEAS Final	Appendices	February 2010

AMERICAN BONANZA GOLD CORP. COPPERSTONE PROPERTY, LA PAZ COUNTY, ARIZONA PRELIMINARY ASSESSMENT REPORT

A P P E N D I X E

Deposit Type Description

Project No.: ABG-FEAS Final	Appendices	February 2010

Model 37b

DESCRIPTIVE MODEL OF GOLD ON FLAT FAULTS

By Bruce A. Bouley*

DESCRIPTION Disseminated gold in breccia along low-angle faults

GENERAL REFERENCE Wilkins (1984).

GEOLOGICAL ENVIRONMENT

Rock Types Breccia derived from granitic rocks, gneiss, schist, mylonite and unmetamorphosed sedimentary and volcanic rocks. Rhyolitic dikes and plugs.

Textures Chaotic jumble of rock and vein material.

Age Range Unknown. Examples in southern California and southwestern Arizona are mainly Mesozoic and Tertiary.

Depositional Environment Permeable zones: source of heat and fluids unknown.

Tectonic Setting(s) Low-angle faults in crystalline and volcanic terrane. Including detachment faults related to some metamorphic core complexes and thrust faults related to earlier compressive regimes.

Associated Deposit Types Epithermal quartz adularia veins in hanging-wall rocks of some districts.

DEPOSIT DESCRIPTION

Mineralogy Gold, hematite, chalcopyrite, minor bornite, barite, and fluorite.

Texture/Structure Micrometer-size gold and specular hematite in stockwork veining and brecciated rock.

Alteration Hematite, quartz, and chlorite. Silicification. Carbonate minerals.

Ore Controls Intensely brecciated zones along low-angle faults. Steep normal faults in hanging wall. Sheeted veins.

Weathering Most ore is in oxidized zone because of lower cost of recovery. Mn oxides.

Geochemical Signature Au, Cu, Fe, F, Ba. Very low level anomalies in Ag, As, Hg, and W.

EXAMPLES:

Picacho, USCA (Van Nort and Harris, 1984)
Copper Penny and Swansea, USAZ (Wilkins and Heidrick, 1982)

____________________
* Present address: Callahan Mining Corp., 6245 North 24th Street, Phoenix, AZ 85016.

251

AMERICAN BONANZA GOLD CORP. COPPERSTONE PROPERTY, LA PAZ COUNTY, ARIZONA PRELIMINARY ASSESSMENT REPORT

A P P E N D I X F

Petrographic Examinations

Project No.: ABG-FEAS Final	Appendices	February 2010

AMERICAN BONANZA GOLD CORP. COPPERSTONE PROPERTY, LA PAZ COUNTY, ARIZONA PRELIMINARY ASSESSMENT REPORT

A P P E N D I X G

Control Charts for Standard References

Project No.: ABG-FEAS Final	Appendices	February 2010

DECONCINI MCDONALD YETWIN & LACY

A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

JOHN C. LACY
jlacy@dmyl.com

2525 EAST BROADWAY BOULEVARD • SUITE 200
TUCSON, ARIZONA 85716-5300
(520) 322-5000 • (520) 322-5585 (Fax)
OFFICES IN: PHOENIX, ARIZONA
FLAGSTAFF, ARIZONA
WASHINGTON, D.C.
www.deconcinimcdonald.com

May 31, 2006

***via* Federal Express**

American Bonanza Gold Corp.
Suite 305 - 675 West Hastings Street
Vancouver, British Columbia, V6B 1N2

American Bonanza Gold Corp.
290 Gentry Way, Suite 6
Reno, Nevada 89502

RE: **Copperstone Properties; Updated Report on Status of Title of Unpatented Mining Claims, La Paz County, Arizona**

Gentlemen:

At the request of Joe Kircher, Vice President & COO of American Bonanza Gold Corp., this office has undertaken to update prior reports prepared by or for this firm related to those certain unpatented mining claims constituting the "Copperstone Properties" described in Schedule 1 to this letter situated in La Paz County, Arizona. The prior reports include:

a. Reports prepared by Robert Gilmore, an experienced mineral landman retained by this office, dated effective August 3, 2000, and August 24, 2000, and an update to these reports dated February 4, 2002.

b. Report of this firm dated February 20, 2002, and an update dated March 4, 2002. The effective date of these reports was February 4, 2002, with an update based on records as available on the internet as of February 11, 2002.

c. Report of this firm dated October 20, 2003, updating the various reports based on records available on various dates as specified therein.

For purposes of this update examination, this office (1) examined the on-line records of the Arizona Secretary of State for filings under the Uniform Commercial Code (examination was performed on May 25, 2006, and covered records filed as of May 8, 2006), pertaining to American Bonanza Gold Mining Corp., Asia Minerals Corporation, Fortis Bank Asia HK, and Trilon Financial Corporation; (2) examined the on-line records Geographic Index of Mining Claims of the Arizona State Office of the Bureau of Land Management (examination was performed on May 24, 2006, and reflects claim filings within approximately the last 60 days) (a copy of which is attached as Schedule 2); and (3) examined the on-line records of the La Paz

County Recorder's Office as maintained on the internet. The records examined as a part of the October 20, 2003, update, included an examination of the records of the Bankruptcy Court for the District of Arizona which were not reexamined. An examination of the records of the Recorder of Deeds of the District of Columbia for filings under the Uniform Commercial Code is currently underway as noted in this report. In addition, this office has been furnished with a map of the exterior boundaries of the Copperstone Properties (attached as Schedule 3), as well as applicable portions of certain Mineral Exploration Permits issued by the State Land Department of the State of Arizona.

Based on this examination the following additional matters were noted:

1. The Copperstone Properties continue to be vested in The Patch Living Trust, subject to the contractual rights of American Bonanza Gold Corp., under that certain Amended and Restated Copperstone Lease/Contract effective June 12, 2005, a Memorandum of which was recorded on July 15, 2005, as Document Number 2005-04228.

> **Recommendation 1:** The corporate entity licensed to do business in Arizona is American Bonanza Gold Mining Corp., a Canadian corporation. We understand that American Bonanza Gold Mining Corp. is a wholly owned subsidiary of American Bonanza Gold Corp., a Canadian public company. It is recommended that the lessee be a corporation registered to be business in Arizona either through the domestication of the parent corporation or by assignment to a United States subsidiary corporation.

2. The BLM records indicated that the claim maintenance fee for the unpatented mining claims included within the Copperstone Properties had been paid for the 2006 assessment year and a separate notice of proof of this payment was recorded in the La Paz County Records on July 22, 2005, as Document Number 2005-04333. Such payment and notice of payment in the county records indicates that the mining claims included within the Copperstone Properties are current until the next claim maintenance payment date (September 1, 2006).

3. The BLM Geographic Index reflected the following changes:

> a. New claims, the CSA 1 through CSA 51, staked on May 29 and 30, 2005, in Section 1, Township 6 North, Range 20 West, and in Sections 25 and 36, Township 7 North, Range 20 West, have been filed with the Arizona State Office of the Bureau of Land Management under Serial Numbers A MC 362337 through 362287, and the location notices are recorded in the Official Records of La Paz County as Document Numbers 2004-03993 through -04043. The BLM records show these claims to be in the name of Bonanza Explorations, Inc., and Robley E. Berry.

> **Recommendation 2:** This office understands that Bonanza Explorations, Inc., is a wholly owned subsidiary of American Bonanza Gold Mining Corporation. A review of the Arizona Corporation Commission's website does not show Bonanza

Explorations, Inc., as being registered in Arizona. The records of the Nevada Secretary of State show that Bonanza Explorations, Inc., is a current Nevada corporation. The absence of an Arizona registration does not effect title to these mining claims but could prevent access to the courts by Bonanza Explorations. Action should be taken, however, to register Bonanza Explorations, Inc., in Arizona.

Recommendation 3: Clarification should be submitted to the BLM reflecting that Mr. Berry was an agent for the Bonanza Explorations in the location of the CSA 1-51 claims and that he never had any interest in the claims. This is a common mistake made in the preparation of the BLM records where the location notice does not clearly indicate that the person signing the notice is acting as an agent.

Comment 1: The records of La Paz County indicate that The Patch Living Trust is claiming an interest in the CSA 1-51 based on the filing of proof of payment of the claim maintenance fee recorded August 8, 2204, as Document Number 2004-04045. We note that the Lease/Contract with The Patch Living Trust includes an "Area of Interest" of one mile from the exterior boundaries of the original Copperstone claims (item 15). It appears that the CSA mining claims located within Sections 24 and 25 of Township 7 North, Range 20 West, are outside of this designated Area of Interest.

b. Several groups of new claims have been staked in the area since this office's report of October 20, 2003. These new claims (as reflected in the BLM records as being within the same sections of the Copperstone Properties) include (i) the CSX ## 1-5, 8, 17-20, 25-36 in Section 19, Township 6 North, Range 19 West, and Sections 24, 25 and 26, Township 6 North, Range 20 West, located on January 15, 2005, by Middle Verde Development LLC (beginning with Serial Number A MC 357550) and the S. Copperstone # 1 in Section 27, Township 6 North, Range 20 West, located on September 10, 2005, by Searchlight Exploration LLC and Frederick C. Bauman (Serial Number A MC 368409).

Recommendation 4: A review of BLM Geographic Index suggests that these new claims do not conflict with the Copperstone Properties. The only possible conflict may be in the Southeast Quarter of Section 26, Township 6 North, Range 20 West. Even if such a conflict exists, however, the applicable Copperstone claims are senior. We do note, however, that the BLM records are only as accurate as the information submitted by the claimant and a field check to the end of preparing an accurate property map is always appropriate.

4. The Deed of Trust, Security Agreement, Fixture Filing and Financing Statement, recorded on March 1, 2002, as Document Number 2002-01211, executed by American Bonanza

Gold Mining Corp., as the "Borrower," for the benefit of Trilon Financial Corporation, the "Beneficiary," and encumbering that certain "Lease" with the Patch Living Trust and concerning the Copperstone Properties, was released on February 18, 2004, by a Reconveyance from Trilon Financial Corp. and Brascan Financial Corp., recorded in under Document Number 2004-00895. This release likely covers the same security referred to in is presumably the security covered in the UCC Financing Statement filed on March 2, 2002, as Document Number 2002037434 of the Recorder of Deeds, Washington, D.C. (also filed on February 4, 2002, as Document Number 200212062801), naming American Bonanza Gold Mining Corp. as the Debtor and Trilon Financial Corporation as the Secured Party. This office has ordered a check of the Recorder of Deeds, Washington, D.C., to verify the filing of a release and will forward the same upon its receipt.

5. The map of the Copperstone Mine and information provided by American Bonanza Gold Corp. indicates the presence of three Mineral Prospecting Permits issued by the State of Arizona in Section 31, Township 7 North, Range 19 West (08-109955), and Section 6 (08-109954) and Section 7 (08-109953) of Township 6 North, Range 19 West, to American Bonanza Gold Mining Corp. The permits were originally issued with an effective date of July 29, 2005, and require annual renewals. This office has confirmed with the Minerals Manager of the Arizona State Land Department on May 31, 2006, that the permits are in good standing.

Comment 2: The applicable Arizona statute (A.R.S. § 27-251) specifies that mineral exploration permits may be issued to any "person qualified to transact business in this state." Since American Bonanza Gold Mining Corp. is qualified to do business in Arizona, it is an appropriate lessee. If an assignment to its parent corporation is contemplated, registration in Arizona would be required.

6. The following exclusions and limitations apply to this report:

a. Except as specifically noted in this report, the conclusions expressed herein are subject to all the matters noted in our reports of February 20, 2002, March 4, 2002, and October 20, 2003.

b. This report does not cover, and no opinion is expressed concerning: (i) any action by a governmental agency for the purpose of regulating occupancy or use of the unpatented mining claims constituting the Copperstone Properties or any buildings or structures thereon, and (ii) the sufficiency of service of process or notice given in connection with any judicial or probate proceedings affecting the unpatented mining claims.

c. This report is being furnished to American Bonanza Gold Corp. and its lender, Dundee Securities, and is solely for their benefit. The opinions expressed herein are based upon the law in effect on the date of this report. We assume no obligation to

revise or supplement this report should such law be changed in any respect by administrative or legislative action, judicial decision or otherwise.

We appreciate being able to be of assistance to you in this matter.

Very truly yours,

DECONCINI McDONALD
YETWIN & LACY, P.C.

By [signature]
John C. Lacy

jcl

Enclosures:

Schedule 1, Description of Copperstone Properties
Schedule 2, BLM Geographic Report
Schedule 3, Map of Copperstone Mine

SCHEDULE 1

The following unpatented lode mining claims are situated in Sections 6-10, 15-23, Township 6 North, Range 19 West; Sections 1, 2, 10-14, 22-27, Township 6 North, Range 20 West; Sections 24, 25, 36, Township 7 North, Range 20 West; Section 19, Township 7 North, Range 19 West, G&SRM, La Paz County, Arizona, the location notices of which are of record in the office fo the Recorder of La Paz County and the Arizona State Office of the Bureau of Land Management as follows:

NAME OF CLAIM	RECORDATION		AMENDED RECORDATION INSTRUMENT	BLM SERIAL NUMBER (AMC)
	BOOK	PAGE		
Iron Reef #1-10	1168	69-88		105953-105962
Copperstone #1-14	1128	65-80	86-2300-2313	91283-91296
Copperstone #15-17	1129	627-632	86-2314-2316	88612-88614
Copperstone #18-29	1131	294-309	86-2317-2328	95246-95257
Copperstone #30-40	1151	145-157	86-2329-2339	98423-98433
Copperstone #41-53	1152	181-205	86-2340-2352	98957-98969
Copperstone #54-57	1152	763-770	86-2353-2356	98970-98973
Copperstone #58-62	1152	771-779	86-2357-2361	98974-98978
Copperstone #63	1152	781	86-2362	98979
Copperstone #64-65	1173	716-719	86-2363-2364	108058-108059
Copperstone #101-115	1254	76-105	86-2365-2379	144884-144898
Copperstone #116A	1254	107	86-2380	144899
Copperstone #117-120	1254	109-115	86-2381-2384	144900-144903
Copperstone #122-127	1254	119-129	86-2385-2390	144905-144910
Copperstone #129-131	1254	133-138	86-2391-2393	144912-144914
Copperstone #132-133	1254	139-140	86-2394-2395	144915-144916
Copperstone #134	1254	142	86-2396	144917
Copperstone #136-139	1254	147-154	86-2397-2400	144919-144922
Copperstone #140-150	1254	155-175	86-2401-2411	144923-144933
Copperstone #151-161	1254	176-197	86-2412-2422	144934-144944
Copperstone #162-171	1276	349-371	86-2423-2432	164418-164427
Copperstone #172A	1276	373	86-2433	164428

NAME OF CLAIM	RECORDATION		AMENDED RECORDATION INSTRUMENT	BLM SERIAL NUMBER (AMC)
	BOOK	PAGE		
Copperstone #183A	1276	395	86-2434	164439
Copperstone #184-191	1276	397-410	86-2435-2442	164440-164447
Copperstone #192A	1276	412	86-2443	164448
Copperstone #210-315	1276	448-658	86-2444-2549	164466-164571
Copperstone #316-328	84-2460-2472		86-2550-2562	220648-220660
Copperstone #329-339	86-4548-4558			260459-260469
CSA 1-51	2004-03993-04043			362237-362287

I:\files\docs\ASIA01\230966\DOC\FH7768 WPD

EXHIBIT A

Attached to and made a part of that certain Affidavit / Notice of Intention to Hold Unpatented Mining Claims, Notice of Payment of Annual Fees that payment has been paid on or before August 31, 2008 covering the following unpatented lode mining claims situated in the Plomosa Mining District, La Paz County, State of Arizona, located in Sections 18-22, Township 6 North, Range 19 West; Sections 1, 2, 11-15, 22-27, Township 6 North, Range 20 West, GSRM, described as follows:

NAME OF CLAIM	ORIGINAL RECORDATION BOOK	PAGE	PRESENT RECORDATION INSTRUMENT	BLM SERIAL NUMBER (AMC)
Iron Reef # 1-10	1168	69-88		105953-105962
Copperstone # 1-14			95-05841	335231-335244
Formerly:	1128	65-80	86-2300 – 2313	91283-91296
Copperstone # 15-17			95-05841	335245-335247
Formerly:	1129	627-632	86-2314 – 2316	88612-88614
Copperstone # 18-29			95-05841	335248-335259
Formerly:	1131	294-309	86-2317 – 2328	95246-95257
Copperstone # 30-40	1151	145-157	86-2329 – 2339	98423-98433
Copperstone # 41-53	1152	181-205	86-2340 – 2352	98957-98969
Copperstone # 54-57	1152	763-770	86-2353 – 2356	98970-98973
Copperstone # 58-62	1152	771-779	86-2357 – 2361	98974-98978
Copperstone # 63	1152	781	86-2362	98979
Copperstone # 64-65	1173	716-719	86-2363 – 2364	108058-108059
Copperstone # 101-115	1254	76-105	86-2365 – 2379	144884-144898
Copperstone # 116A	1254	107	86-2380	144899
Copperstone # 117-120	1254	109-115	86-2381 – 2384	144900-144903
Copperstone # 122-127	1254	119-129	86-2385 – 2390	144905-144910
Copperstone # 129-131	1254	133-138	86-2391 – 2393	144912-144914
Copperstone # 132-133	1254	139-140	86-2394 – 2395	144915-144916
Copperstone # 134	1254	142	86-2396	144917
Copperstone # 136-139	1254	147-154	86-2397 – 2400	144919-144922
Copperstone # 140-150	1254	155-175	86-2401 – 2411	144923-144933
Copperstone # 151-161	1254	176-197	86-2412 – 2422	144934-144944
Copperstone # 162-171	1276	349-371	86-2423 – 2432	164418-164427
Copperstone # 172A	1276	373	86-2433	164428
Copperstone # 183A	1276	395	86-2434	164439
Copperstone # 184-191	1276	397-410	86-2435 – 2442	164440-164447
Copperstone # 192A	1276	412	86-2443	164448
Copperstone # 210-315	1276	448-658	86-2444 – 2549	164466-164571
Copperstone # 316-328	84-2460-2472		86-2550 – 2562	220648-220660
Copperstone # 329-339	86-4548-4558			260459-260469

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by County

GEO STATE: AZ

County : LA PAZ

LEGAL DESC

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	Location Date	Case Closed
CSA 1	AMC362237	BONANZA EXPL INC	14	0060N	0200W	001	NE	05/29/2004	
CSA 10	AMC362246	BONANZA EXPL INC	14	0060N	0200W	001	NE NW	05/29/2004	
		BONANZA EXPL INC	14	0070N	0200W	036	SW SE	05/29/2004	
CSA 11	AMC362247	BONANZA EXPL INC	14	0060N	0200W	001	NW	05/29/2004	
CSA 12	AMC362248	BONANZA EXPL INC	14	0060N	0200W	001	NW	05/29/2004	
		BONANZA EXPL INC	14	0070N	0200W	036	SW	05/29/2004	
CSA 13	AMC362249	BONANZA EXPL INC	14	0060N	0200W	001	NW	05/29/2004	
CSA 14	AMC362250	BONANZA EXPL INC	14	0060N	0200W	001	NW	05/29/2004	
		BONANZA EXPL INC	14	0070N	0200W	036	SW	05/29/2004	
CSA 15	AMC362251	BONANZA EXPL INC	14	0060N	0200W	001	NW	05/29/2004	
CSA 16	AMC362252	BONANZA EXPL INC	14	0060N	0200W	001	NW	05/29/2004	
		BONANZA EXPL INC	14	0070N	0200W	036	SW	05/29/2004	
CSA 17	AMC362253	BONANZA EXPL INC	14	0060N	0200W	001	NW	05/29/2004	
CSA 18	AMC362254	BONANZA EXPL INC	14	0070N	0200W	036	SE	05/30/2004	
CSA 19	AMC362255	BONANZA EXPL INC	14	0070N	0200W	036	NE SE	05/30/2004	
CSA 2	AMC362238	BONANZA EXPL INC	14	0060N	0200W	001	NE	05/29/2004	
		BONANZA EXPL INC	14	0070N	0200W	036	SE	05/29/2004	
CSA 20	AMC362256	BONANZA EXPL INC	14	0070N	0200W	036	SE	05/30/2004	
CSA 21	AMC362257	BONANZA EXPL INC	14	0070N	0200W	036	NE SE	05/30/2004	
CSA 22	AMC362258	BONANZA EXPL INC	14	0070N	0200W	036	SE	05/30/2004	
CSA 23	AMC362259	BONANZA EXPL INC	14	0070N	0200W	036	NE SE	05/30/2004	
CSA 24	AMC362260	BONANZA EXPL INC	14	0070N	0200W	036	SE	05/30/2004	
CSA 25	AMC362261	BONANZA EXPL INC	14	0070N	0200W	036	NE SE	05/30/2004	
CSA 26	AMC362262	BONANZA EXPL INC	14	0070N	0200W	036	SW SE	05/30/2004	
CSA 27	AMC362263	BONANZA EXPL INC	14	0070N	0200W	036	NE NW SW SE	05/30/2004	
CSA 28	AMC362264	BONANZA EXPL INC	14	0070N	0200W	036	SW	05/30/2004	
CSA 29	AMC362265	BONANZA EXPL INC	14	0070N	0200W	036	NW SW	05/30/2004	
CSA 3	AMC362239	BONANZA EXPL INC	14	0060N	0200W	001	NE	05/29/2004	
CSA 30	AMC362266	BONANZA EXPL INC	14	0070N	0200W	036	SW	05/30/2004	
CSA 31	AMC362267	BONANZA EXPL INC	14	0070N	0200W	025	SE	05/30/2004	
		BONANZA EXPL INC	14	0070N	0200W	036	NE	05/30/2004	
CSA 32	AMC362268	BONANZA EXPL INC	14	0070N	0200W	025	SE	05/30/2004	
CSA 33	AMC362269	BONANZA EXPL INC	14	0070N	0200W	025	SE	05/30/2004	
		BONANZA EXPL INC	14	0070N	0200W	036	NE	05/30/2004	
CSA 34	AMC362270	BONANZA EXPL INC	14	0070N	0200W	025	SE	05/30/2004	
CSA 35	AMC362271	BONANZA EXPL INC	14	0070N	0200W	025	SE	05/30/2004	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by County

GEO STATE: AZ

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	Location Date	Case Closed
		BONANZA EXPL INC	14	0070N	0200W	036	NE	05/30/2004	
CSA 36	AMC362272	BONANZA EXPL INC	14	0070N	0200W	025	SE	05/30/2004	
CSA 37	AMC362273	BONANZA EXPL INC	14	0070N	0200W	025	SE	05/30/2004	
		BONANZA EXPL INC	14	0070N	0200W	036	NE	05/30/2004	
CSA 38	AMC362274	BONANZA EXPL INC	14	0070N	0200W	025	SE	05/30/2004	
CSA 39	AMC362275	BONANZA EXPL INC	14	0070N	0200W	025	SW SE	05/30/2004	
		BONANZA EXPL INC	14	0070N	0200W	036	NE NW	05/30/2004	
CSA 4	AMC362240	BONANZA EXPL INC	14	0060N	0200W	001	NE	05/29/2004	
		BONANZA EXPL INC	14	0070N	0200W	036	SE	05/29/2004	
CSA 40	AMC362276	BONANZA EXPL INC	14	0070N	0200W	025	SW SE	05/30/2004	
CSA 41	AMC362277	BONANZA EXPL INC	14	0070N	0200W	025	NE SE	05/30/2004	
CSA 42	AMC362278	BONANZA EXPL INC	14	0070N	0200W	025	NE	05/30/2004	
CSA 43	AMC362279	BONANZA EXPL INC	14	0070N	0200W	025	NE SE	05/30/2004	
CSA 44	AMC362280	BONANZA EXPL INC	14	0070N	0200W	025	NE	05/30/2004	
CSA 45	AMC362281	BONANZA EXPL INC	14	0070N	0200W	025	NE SE	05/30/2004	
CSA 46	AMC362282	BONANZA EXPL INC	14	0070N	0200W	025	NE	05/30/2004	
CSA 47	AMC362283	BONANZA EXPL INC	14	0070N	0200W	025	NE SE	05/30/2004	
CSA 48	AMC362284	BONANZA EXPL INC	14	0070N	0200W	024	SE	05/30/2004	
		BONANZA EXPL INC	14	0070N	0200W	025	NE	05/30/2004	
CSA 49	AMC362285	BONANZA EXPL INC	14	0070N	0200W	024	SE	05/30/2004	
CSA 5	AMC362241	BONANZA EXPL INC	14	0060N	0200W	001	NE	05/29/2004	
CSA 50	AMC362286	BONANZA EXPL INC	14	0070N	0200W	024	SE	05/30/2004	
		BONANZA EXPL INC	14	0070N	0200W	025	NE	05/30/2004	
CSA 51	AMC362287	BONANZA EXPL INC	14	0070N	0200W	025	NE	06/30/2004	
CSA 6	AMC362242	BONANZA EXPL INC	14	0060N	0200W	001	NE	05/29/2004	
		BONANZA EXPL INC	14	0070N	0200W	036	SE	05/29/2004	
CSA 7	AMC362243	BONANZA EXPL INC	14	0060N	0200W	001	NE	05/29/2004	
CSA 8	AMC362244	BONANZA EXPL INC	14	0060N	0200W	001	NE	05/29/2004	
		BONANZA EXPL INC	14	0070N	0200W	036	SE	05/29/2004	
CSA 9	AMC362245	BONANZA EXPL INC	14	0060N	0200W	001	NE NW	05/29/2004	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

GEO STATE: AZ

LEGAL DESC

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CTY	LOC DATE	Case Closed
COPPERSTONE #1	AMC335231	PATCH LIVING TRST	14	0060N	0200W	012	NW SW	AZ012	08/15/1995	
COPPERSTONE #10	AMC335240	PATCH LIVING TRST	14	0060N	0200W	023	NE NW	AZ012	08/17/1995	
COPPERSTONE #10	AMC335240	PATCH LIVING TRST	14	0060N	0200W	014	SW SE	AZ012	08/17/1995	
COPPERSTONE #11	AMC335241	PATCH LIVING TRST	14	0060N	0200W	014	SE	AZ012	08/17/1995	
COPPERSTONE #11	AMC335241	PATCH LIVING TRST	14	0060N	0200W	023	NE	AZ012	08/17/1995	
COPPERSTONE #12	AMC335242	PATCH LIVING TRST	14	0060N	0200W	023	NW	AZ012	08/17/1995	
COPPERSTONE #13	AMC335243	PATCH LIVING TRST	14	0060N	0200W	023	NE NW	AZ012	08/17/1995	
COPPERSTONE #14	AMC335244	PATCH LIVING TRST	14	0060N	0200W	014	SW SE	AZ012	08/17/1995	
COPPERSTONE #15	AMC335245	PATCH LIVING TRST	14	0060N	0200W	023	NW	AZ012	08/17/1995	
COPPERSTONE #16	AMC335246	PATCH LIVING TRST	14	0060N	0200W	012	NW SW	AZ012	08/15/1995	
COPPERSTONE #17	AMC335247	PATCH LIVING TRST	14	0060N	0200W	012	SW	AZ012	08/16/1995	
COPPERSTONE #18	AMC335248	PATCH LIVING TRST	14	0060N	0200W	026	NE	AZ012	08/16/1995	
COPPERSTONE #19	AMC335249	PATCH LIVING TRST	14	0060N	0200W	025	NW	AZ012	08/16/1995	
COPPERSTONE #19	AMC335249	PATCH LIVING TRST	14	0060N	0200W	026	NE	AZ012	08/16/1995	
COPPERSTONE #2	AMC335232	PATCH LIVING TRST	14	0060N	0200W	012	NW SW	AZ012	08/15/1995	
COPPERSTONE #20	AMC335250	PATCH LIVING TRST	14	0060N	0200W	026	NE	AZ012	08/16/1995	
COPPERSTONE #20	AMC335250	PATCH LIVING TRST	14	0060N	0200W	025	NW	AZ012	08/16/1995	
COPPERSTONE #21	AMC335251	PATCH LIVING TRST	14	0060N	0200W	025	NW	AZ012	08/16/1995	
COPPERSTONE #22	AMC335252	PATCH LIVING TRST	14	0060N	0200W	026	NE SE	AZ012	08/16/1995	
COPPERSTONE #23	AMC335253	PATCH LIVING TRST	14	0060N	0200W	026	NE SE	AZ012	08/16/1995	
COPPERSTONE #24	AMC335254	PATCH LIVING TRST	14	0060N	0200W	026	NE SE	AZ012	08/16/1995	
COPPERSTONE #24	AMC335254	PATCH LIVING TRST	14	0060N	0200W	025	NW	AZ012	08/16/1995	
COPPERSTONE #25	AMC335255	PATCH LIVING TRST	14	0060N	0200W	025	NW SW	AZ012	08/16/1995	
COPPERSTONE #25	AMC335255	PATCH LIVING TRST	14	0060N	0200W	026	SE	AZ012	08/16/1995	
COPPERSTONE #26	AMC335256	PATCH LIVING TRST	14	0060N	0200W	023	NE NW SW SE	AZ012	08/17/1995	
COPPERSTONE #27	AMC335257	PATCH LIVING TRST	14	0060N	0200W	023	NE SE	AZ012	08/17/1995	
COPPERSTONE #28	AMC335258	PATCH LIVING TRST	14	0060N	0200W	023	SW SE	AZ012	08/17/1995	
COPPERSTONE #29	AMC335259	PATCH LIVING TRST	14	0060N	0200W	023	SE	AZ012	08/17/1995	
COPPERSTONE #3	AMC335233	PATCH LIVING TRST	14	0060N	0200W	012	SW	AZ012	08/16/1995	
COPPERSTONE #30	AMC98423	PATCH LIVING TRST	14	0060N	0200W	014	NE	AZ012	03/04/1980	
COPPERSTONE #31	AMC98424	PATCH LIVING TRST	14	0060N	0200W	014	NE	AZ012	03/04/1980	
COPPERSTONE #32	AMC98425	PATCH LIVING TRST	14	0060N	0200W	014	NE SE	AZ012	03/04/1980	
COPPERSTONE #33	AMC98426	PATCH LIVING TRST	14	0060N	0200W	014	NE SE	AZ012	03/04/1980	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

GEO STATE: AZ

LEGAL DESC

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CTY	LOC DATE	Case Closed
COPPERSTONE #34	AMC98427	PATCH LIVING TRST	14	0060N	0200W	014	SE	AZ012	03/04/1980	
COPPERSTONE #35	AMC98428	PATCH LIVING TRST	14	0060N	0200W	014	SE	AZ012	03/04/1980	
COPPERSTONE #36	AMC98429	PATCH LIVING TRST	14	0060N	0200W	023	NE	AZ012	03/04/1980	
COPPERSTONE #36	AMC98429	PATCH LIVING TRST	14	0060N	0200W	014	SE	AZ012	03/04/1980	
COPPERSTONE #37	AMC98430	PATCH LIVING TRST	14	0060N	0200W	014	SE	AZ012	03/04/1980	
COPPERSTONE #37	AMC98430	PATCH LIVING TRST	14	0060N	0200W	023	NE	AZ012	03/04/1980	
COPPERSTONE #38	AMC98431	PATCH LIVING TRST	14	0060N	0200W	014	SE	AZ012	03/04/1980	
COPPERSTONE #38	AMC98431	PATCH LIVING TRST	14	0060N	0200W	023	NE	AZ012	03/04/1980	
COPPERSTONE #39	AMC98432	PATCH LIVING TRST	14	0060N	0200W	023	NE	AZ012	03/04/1980	
COPPERSTONE #4	AMC335234	PATCH LIVING TRST	14	0060N	0200W	012	SW	AZ012	08/16/1995	
COPPERSTONE #40	AMC98433	PATCH LIVING TRST	14	0060N	0200W	023	NW SW	AZ012	03/04/1980	
COPPERSTONE #41	AMC98957	PATCH LIVING TRST	14	0060N	0200W	012	NE NW	AZ012	03/11/1980	
COPPERSTONE #42	AMC98958	PATCH LIVING TRST	14	0060N	0200W	012	NW	AZ012	03/11/1980	
COPPERSTONE #43	AMC98959	PATCH LIVING TRST	14	0060N	0200W	012	NW	AZ012	03/11/1980	
COPPERSTONE #44	AMC98960	PATCH LIVING TRST	14	0060N	0200W	012	NW	AZ012	03/11/1980	
COPPERSTONE #45	AMC98961	PATCH LIVING TRST	14	0060N	0200W	012	NW	AZ012	03/11/1980	
COPPERSTONE #46	AMC98962	PATCH LIVING TRST	14	0060N	0200W	011	NE	AZ012	03/11/1980	
COPPERSTONE #47	AMC98963	PATCH LIVING TRST	14	0060N	0200W	011	NE	AZ012	03/11/1980	
COPPERSTONE #48	AMC98964	PATCH LIVING TRST	14	0060N	0200W	011	NE	AZ012	03/11/1980	
COPPERSTONE #49	AMC98965	PATCH LIVING TRST	14	0060N	0200W	011	NE SE	AZ012	03/11/1980	
COPPERSTONE #5	AMC335235	PATCH LIVING TRST	14	0060N	0200W	011	SE	AZ012	08/16/1995	
COPPERSTONE #50	AMC98966	PATCH LIVING TRST	14	0060N	0200W	011	NE SE	AZ012	03/11/1980	
COPPERSTONE #51	AMC98967	PATCH LIVING TRST	14	0060N	0200W	011	NE SE	AZ012	03/11/1980	
COPPERSTONE #52	AMC98968	PATCH LIVING TRST	14	0060N	0200W	012	NW SW	AZ012	03/11/1980	
COPPERSTONE #53	AMC98969	PATCH LIVING TRST	14	0060N	0200W	012	NE NW SW SE	AZ012	03/11/1980	
COPPERSTONE #54	AMC98970	PATCH LIVING TRST	14	0060N	0200W	012	SW SE	AZ012	03/12/1980	
COPPERSTONE #55	AMC98971	PATCH LIVING TRST	14	0060N	0200W	012	SW	AZ012	03/12/1980	
COPPERSTONE #56	AMC98972	PATCH LIVING TRST	14	0060N	0200W	011	SE	AZ012	03/12/1980	
COPPERSTONE #57	AMC98973	PATCH LIVING TRST	14	0060N	0200W	011	SE	AZ012	03/12/1980	
COPPERSTONE #58	AMC98974	PATCH LIVING TRST	14	0060N	0200W	013	NW	AZ012	03/12/1980	
COPPERSTONE #59	AMC98975	PATCH LIVING TRST	14	0060N	0200W	013	NW	AZ012	03/12/1980	
COPPERSTONE #6	AMC335236	PATCH LIVING TRST	14	0060N	0200W	023	NW	AZ012	08/17/1995	
COPPERSTONE #60	AMC98976	PATCH LIVING TRST	14	0060N	0200W	013	NW	AZ012	03/12/1980	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

GEO STATE: AZ

LEGAL DESC

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CTY	LOC DATE	Case Closed
COPPERSTONE #61	AMC98977	PATCH LIVING TRST	14	0060N	0200W	013	NW	AZ012	03/12/1980	
COPPERSTONE #62	AMC98978	PATCH LIVING TRST	14	0060N	0200W	013	NE NW	AZ012	03/12/1980	
COPPERSTONE #63	AMC98979	PATCH LIVING TRST	14	0060N	0200W	014	NE	AZ012	03/12/1980	
COPPERSTONE #64	AMC108058	PATCH LIVING TRST	14	0060N	0200W	023	SW SE	AZ012	04/29/1980	
COPPERSTONE #64	AMC108058	PATCH LIVING TRST	14	0060N	0200W	026	NE NW	AZ012	04/29/1980	
COPPERSTONE #65	AMC108059	PATCH LIVING TRST	14	0060N	0200W	026	NE	AZ012	04/29/1980	
COPPERSTONE #65	AMC108059	PATCH LIVING TRST	14	0060N	0200W	023	SE	AZ012	04/29/1980	
COPPERSTONE #7	AMC335237	PATCH LIVING TRST	14	0060N	0200W	023	NW	AZ012	08/17/1995	
COPPERSTONE #8	AMC335238	PATCH LIVING TRST	14	0060N	0200W	023	NW SW	AZ012	08/17/1995	
COPPERSTONE #9	AMC335239	PATCH LIVING TRST	14	0060N	0200W	023	NW SW	AZ012	08/17/1995	
COPPERSTONE 101	AMC144884	PATCH LIVING TRST	14	0060N	0200W	002	SW SE	AZ012	09/12/1981	
COPPERSTONE 102	AMC144885	PATCH LIVING TRST	14	0060N	0200W	002	SE	AZ012	09/12/1981	
COPPERSTONE 103	AMC144886	PATCH LIVING TRST	14	0060N	0200W	002	SE	AZ012	09/12/1981	
COPPERSTONE 104	AMC144887	PATCH LIVING TRST	14	0060N	0200W	001	SW	AZ012	09/12/1981	
COPPERSTONE 105	AMC144888	PATCH LIVING TRST	14	0060N	0200W	001	SW	AZ012	09/12/1981	
COPPERSTONE 106	AMC144889	PATCH LIVING TRST	14	0060N	0200W	011	NW	AZ012	09/12/1981	
COPPERSTONE 107	AMC144890	PATCH LIVING TRST	14	0060N	0200W	002	SW SE	AZ012	09/12/1981	
COPPERSTONE 107	AMC144890	PATCH LIVING TRST	14	0060N	0200W	011	NE NW	AZ012	09/12/1981	
COPPERSTONE 108	AMC144891	PATCH LIVING TRST	14	0060N	0200W	002	SE	AZ012	09/12/1981	
COPPERSTONE 108	AMC144891	PATCH LIVING TRST	14	0060N	0200W	011	NE	AZ012	09/12/1981	
COPPERSTONE 109	AMC144892	PATCH LIVING TRST	14	0060N	0200W	011	NE	AZ012	09/12/1981	
COPPERSTONE 109	AMC144892	PATCH LIVING TRST	14	0060N	0200W	002	SE	AZ012	09/12/1981	
COPPERSTONE 110	AMC144893	PATCH LIVING TRST	14	0060N	0200W	001	SW	AZ012	09/12/1981	
COPPERSTONE 110	AMC144893	PATCH LIVING TRST	14	0060N	0200W	012	NW	AZ012	09/12/1981	
COPPERSTONE 111	AMC144894	PATCH LIVING TRST	14	0060N	0200W	001	SW	AZ012	09/12/1981	
COPPERSTONE 111	AMC144894	PATCH LIVING TRST	14	0060N	0200W	012	NW	AZ012	09/12/1981	
COPPERSTONE 112	AMC144895	PATCH LIVING TRST	14	0060N	0200W	001	SW	AZ012	09/12/1981	
COPPERSTONE 112	AMC144895	PATCH LIVING TRST	14	0060N	0200W	012	NW	AZ012	09/12/1981	
COPPERSTONE 113	AMC144896	PATCH LIVING TRST	14	0060N	0200W	001	SW	AZ012	09/12/1981	
COPPERSTONE 113	AMC144896	PATCH LIVING TRST	14	0060N	0200W	012	NW	AZ012	09/12/1981	
COPPERSTONE 114	AMC144897	PATCH LIVING TRST	14	0060N	0200W	001	SW SE	AZ012	09/12/1981	
COPPERSTONE 114	AMC144897	PATCH LIVING TRST	14	0060N	0200W	012	NE NW	AZ012	09/12/1981	
COPPERSTONE 115	AMC144898	PATCH LIVING TRST	14	0060N	0200W	001	SE	AZ012	09/12/1981	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

GEO STATE: AZ

LEGAL DESC

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CTY	LOC DATE	Case Closed
COPPERSTONE 115	AMC144898	PATCH LIVING TRST	14	0060N	0200W	012	NE	AZ012	09/12/1981	
COPPERSTONE 116A	AMC144899	PATCH LIVING TRST	14	0060N	0200W	011	NW	AZ012	09/14/1981	
COPPERSTONE 117	AMC144900	PATCH LIVING TRST	14	0060N	0200W	012	NE	AZ012	09/14/1981	
COPPERSTONE 118	AMC144901	PATCH LIVING TRST	14	0060N	0200W	012	NE	AZ012	09/14/1981	
COPPERSTONE 119	AMC144902	PATCH LIVING TRST	14	0060N	0200W	012	NE	AZ012	09/14/1981	
COPPERSTONE 120	AMC144903	PATCH LIVING TRST	14	0060N	0200W	012	NE	AZ012	09/14/1981	
COPPERSTONE 122	AMC144905	PATCH LIVING TRST	14	0060N	0200W	011	NW SW	AZ012	09/14/1981	
COPPERSTONE 123	AMC144906	PATCH LIVING TRST	14	0060N	0200W	011	NW SW	AZ012	09/14/1981	
COPPERSTONE 124	AMC144907	PATCH LIVING TRST	14	0060N	0200W	012	NE SE	AZ012	09/14/1981	
COPPERSTONE 125	AMC144908	PATCH LIVING TRST	14	0060N	0200W	012	NE SE	AZ012	09/14/1981	
COPPERSTONE 126	AMC144909	PATCH LIVING TRST	14	0060N	0200W	012	NE SE	AZ012	09/14/1981	
COPPERSTONE 127	AMC144910	PATCH LIVING TRST	14	0060N	0200W	012	NE SE	AZ012	09/14/1981	
COPPERSTONE 129	AMC144912	PATCH LIVING TRST	14	0060N	0200W	011	SW	AZ012	09/14/1981	
COPPERSTONE 130	AMC144913	PATCH LIVING TRST	14	0060N	0200W	011	SW	AZ012	09/14/1981	
COPPERSTONE 131	AMC144914	PATCH LIVING TRST	14	0060N	0200W	011	SW	AZ012	09/14/1981	
COPPERSTONE 132	AMC144915	PATCH LIVING TRST	14	0060N	0200W	012	SE	AZ012	09/14/1981	
COPPERSTONE 133	AMC144916	PATCH LIVING TRST	14	0060N	0200W	012	SE	AZ012	09/14/1981	
COPPERSTONE 134	AMC144917	PATCH LIVING TRST	14	0060N	0200W	012	SE	AZ012	09/14/1981	
COPPERSTONE 136	AMC144919	PATCH LIVING TRST	14	0060N	0200W	014	NW	AZ012	09/14/1981	
COPPERSTONE 137	AMC144920	PATCH LIVING TRST	14	0060N	0200W	014	NW	AZ012	09/14/1981	
COPPERSTONE 138	AMC144921	PATCH LIVING TRST	14	0060N	0200W	014	NW	AZ012	09/14/1981	
COPPERSTONE 139	AMC144922	PATCH LIVING TRST	14	0060N	0200W	014	NW	AZ012	09/14/1981	
COPPERSTONE 140	AMC144923	PATCH LIVING TRST	14	0060N	0200W	013	NE	AZ012	09/14/1981	
COPPERSTONE 141	AMC144924	PATCH LIVING TRST	14	0060N	0200W	013	NE	AZ012	09/14/1981	
COPPERSTONE 141	AMC144924	PATCH LIVING TRST	14	0060N	0190W	018	NW	AZ012	09/14/1981	
COPPERSTONE 142	AMC144925	PATCH LIVING TRST	14	0060N	0190W	018	NW	AZ012	09/14/1981	
COPPERSTONE 143	AMC144926	PATCH LIVING TRST	14	0060N	0200W	013	NW SW	AZ012	09/15/1981	
COPPERSTONE 144	AMC144927	PATCH LIVING TRST	14	0060N	0200W	013	NW SW	AZ012	09/15/1981	
COPPERSTONE 145	AMC144928	PATCH LIVING TRST	14	0060N	0200W	013	NW SW	AZ012	09/15/1981	
COPPERSTONE 146	AMC144929	PATCH LIVING TRST	14	0060N	0200W	013	NW SW	AZ012	09/15/1981	
COPPERSTONE 147	AMC144930	PATCH LIVING TRST	14	0060N	0200W	013	NE NW SW SE	AZ012	09/15/1981	
COPPERSTONE 148	AMC144931	PATCH LIVING TRST	14	0060N	0200W	013	NE SE	AZ012	09/15/1981	
COPPERSTONE 149	AMC144932	PATCH LIVING TRST	14	0060N	0190W	018	NW SW	AZ012	09/15/1981	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

GEO STATE: AZ

LEGAL DESC

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CTY	LOC DATE	Case Closed
COPPERSTONE 149	AMC144932	PATCH LIVING TRST	14	0060N	0200W	013	NE SE	AZ012	09/15/1981	
COPPERSTONE 150	AMC144933	PATCH LIVING TRST	14	0060N	0190W	018	NW SW	AZ012	09/15/1981	
COPPERSTONE 151	AMC144934	PATCH LIVING TRST	14	0060N	0200W	013	SW	AZ012	09/15/1981	
COPPERSTONE 152	AMC144935	PATCH LIVING TRST	14	0060N	0200W	013	SW	AZ012	09/15/1981	
COPPERSTONE 153	AMC144936	PATCH LIVING TRST	14	0060N	0200W	013	SW	AZ012	09/15/1981	
COPPERSTONE 154	AMC144937	PATCH LIVING TRST	14	0060N	0200W	013	SW	AZ012	09/15/1981	
COPPERSTONE 155	AMC144938	PATCH LIVING TRST	14	0060N	0200W	013	SW SE	AZ012	09/15/1981	
COPPERSTONE 156	AMC144939	PATCH LIVING TRST	14	0060N	0200W	013	SE	AZ012	09/15/1981	
COPPERSTONE 157	AMC144940	PATCH LIVING TRST	14	0060N	0200W	013	SE	AZ012	09/15/1981	
COPPERSTONE 158	AMC144941	PATCH LIVING TRST	14	0060N	0200W	013	SE	AZ012	09/15/1981	
COPPERSTONE 159	AMC144942	PATCH LIVING TRST	14	0060N	0190W	018	SW	AZ012	09/15/1981	
COPPERSTONE 159	AMC144942	PATCH LIVING TRST	14	0060N	0200W	013	SE	AZ012	09/15/1981	
COPPERSTONE 160	AMC144943	PATCH LIVING TRST	14	0060N	0190W	018	SW	AZ012	09/15/1981	
COPPERSTONE 161	AMC144944	PATCH LIVING TRST	14	0060N	0200W	013	NE	AZ012	09/14/1981	
COPPERSTONE 162	AMC164418	PATCH LIVING TRST	14	0060N	0200W	002	NE SE	AZ012	02/25/1982	
COPPERSTONE 163	AMC164419	PATCH LIVING TRST	14	0060N	0200W	002	NE SE	AZ012	02/25/1982	
COPPERSTONE 164	AMC164420	PATCH LIVING TRST	14	0060N	0200W	001	NW SW	AZ012	02/25/1982	
COPPERSTONE 165	AMC164421	PATCH LIVING TRST	14	0060N	0200W	001	NW SW	AZ012	02/25/1982	
COPPERSTONE 166	AMC164422	PATCH LIVING TRST	14	0060N	0200W	001	NW SW	AZ012	02/25/1982	
COPPERSTONE 167	AMC164423	PATCH LIVING TRST	14	0060N	0200W	001	NW SW	AZ012	02/25/1982	
COPPERSTONE 168	AMC164424	PATCH LIVING TRST	14	0060N	0200W	001	NE NW SW SE	AZ012	02/25/1982	
COPPERSTONE 169	AMC164425	PATCH LIVING TRST	14	0060N	0200W	001	NE SE	AZ012	02/25/1982	
COPPERSTONE 170	AMC164426	PATCH LIVING TRST	14	0060N	0200W	001	NE SE	AZ012	02/25/1982	
COPPERSTONE 171	AMC164427	PATCH LIVING TRST	14	0060N	0200W	001	NE SE	AZ012	02/25/1982	
COPPERSTONE 172A	AMC164428	PATCH LIVING TRST	14	0060N	0200W	001	NW SW	AZ012	02/25/1982	
COPPERSTONE 183A	AMC164439	PATCH LIVING TRST	14	0060N	0200W	001	SE	AZ012	02/25/1982	
COPPERSTONE 184	AMC164440	PATCH LIVING TRST	14	0060N	0200W	001	SE	AZ012	02/25/1982	
COPPERSTONE 185	AMC164441	PATCH LIVING TRST	14	0060N	0200W	001	SE	AZ012	02/25/1982	
COPPERSTONE 186	AMC164442	PATCH LIVING TRST	14	0060N	0200W	001	SE	AZ012	02/25/1982	
COPPERSTONE 187	AMC164443	PATCH LIVING TRST	14	0060N	0200W	001	SW SE	AZ012	02/25/1982	
COPPERSTONE 188	AMC164444	PATCH LIVING TRST	14	0060N	0200W	001	SW	AZ012	02/25/1982	
COPPERSTONE 189	AMC164445	PATCH LIVING TRST	14	0060N	0200W	001	SW	AZ012	02/25/1982	
COPPERSTONE 190	AMC164446	PATCH LIVING TRST	14	0060N	0200W	001	SE	AZ012	02/25/1982	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

GEO STATE: AZ

LEGAL DESC

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CTY	LOC DATE	Case Closed
COPPERSTONE 190	AMC164446	PATCH LIVING TRST	14	0060N	0200W	012	NE	AZ012	02/25/1982	
COPPERSTONE 191	AMC164447	PATCH LIVING TRST	14	0060N	0200W	012	NE	AZ012	02/25/1982	
COPPERSTONE 191	AMC164447	PATCH LIVING TRST	14	0060N	0200W	001	SE	AZ012	02/25/1982	
COPPERSTONE 192A	AMC164448	PATCH LIVING TRST	14	0060N	0200W	001	SE	AZ012	02/25/1982	
COPPERSTONE 192A	AMC164448	PATCH LIVING TRST	14	0060N	0200W	012	NE	AZ012	02/25/1982	
COPPERSTONE 210	AMC164466	PATCH LIVING TRST	14	0060N	0190W	018	NW	AZ012	02/25/1982	
COPPERSTONE 211	AMC164467	PATCH LIVING TRST	14	0060N	0190W	018	NW	AZ012	02/25/1982	
COPPERSTONE 212	AMC164468	PATCH LIVING TRST	14	0060N	0190W	018	NW	AZ012	02/25/1982	
COPPERSTONE 213	AMC164469	PATCH LIVING TRST	14	0060N	0190W	018	NE NW	AZ012	02/25/1982	
COPPERSTONE 214	AMC164470	PATCH LIVING TRST	14	0060N	0190W	018	NE NW SW SE	AZ012	02/26/1982	
COPPERSTONE 215	AMC164471	PATCH LIVING TRST	14	0060N	0190W	018	NW SW	AZ012	02/26/1982	
COPPERSTONE 216	AMC164472	PATCH LIVING TRST	14	0060N	0190W	018	NW SW	AZ012	02/26/1982	
COPPERSTONE 217	AMC164473	PATCH LIVING TRST	14	0060N	0190W	018	NW SW	AZ012	02/26/1982	
COPPERSTONE 218	AMC164474	PATCH LIVING TRST	14	0060N	0190W	018	SW	AZ012	02/26/1982	
COPPERSTONE 219	AMC164475	PATCH LIVING TRST	14	0060N	0190W	018	SW	AZ012	02/26/1982	
COPPERSTONE 220	AMC164476	PATCH LIVING TRST	14	0060N	0190W	018	SW	AZ012	02/26/1982	
COPPERSTONE 221	AMC164477	PATCH LIVING TRST	14	0060N	0190W	018	SW SE	AZ012	02/26/1982	
COPPERSTONE 222	AMC164478	PATCH LIVING TRST	14	0060N	0190W	018	SW SE	AZ012	02/26/1982	
COPPERSTONE 222	AMC164478	PATCH LIVING TRST	14	0060N	0190W	019	NE NW	AZ012	02/26/1982	
COPPERSTONE 223	AMC164479	PATCH LIVING TRST	14	0060N	0190W	019	NW	AZ012	02/26/1982	
COPPERSTONE 223	AMC164479	PATCH LIVING TRST	14	0060N	0190W	018	SW	AZ012	02/26/1982	
COPPERSTONE 224	AMC164480	PATCH LIVING TRST	14	0060N	0190W	018	SW	AZ012	02/26/1982	
COPPERSTONE 224	AMC164480	PATCH LIVING TRST	14	0060N	0190W	019	NW	AZ012	02/26/1982	
COPPERSTONE 225	AMC164481	PATCH LIVING TRST	14	0060N	0190W	018	SW	AZ012	02/26/1982	
COPPERSTONE 225	AMC164481	PATCH LIVING TRST	14	0060N	0190W	019	NW	AZ012	02/26/1982	
COPPERSTONE 226	AMC164482	PATCH LIVING TRST	14	0060N	0190W	018	SW	AZ012	02/26/1982	
COPPERSTONE 226	AMC164482	PATCH LIVING TRST	14	0060N	0190W	019	NW	AZ012	02/26/1982	
COPPERSTONE 227	AMC164483	PATCH LIVING TRST	14	0060N	0190W	018	SW	AZ012	02/26/1982	
COPPERSTONE 227	AMC164483	PATCH LIVING TRST	14	0060N	0200W	013	SE	AZ012	02/26/1982	
COPPERSTONE 227	AMC164483	PATCH LIVING TRST	14	0060N	0200W	024	NE	AZ012	02/26/1982	
COPPERSTONE 227	AMC164483	PATCH LIVING TRST	14	0060N	0190W	019	NW	AZ012	02/26/1982	
COPPERSTONE 228	AMC164484	PATCH LIVING TRST	14	0060N	0200W	013	SE	AZ012	02/26/1982	
COPPERSTONE 228	AMC164484	PATCH LIVING TRST	14	0060N	0200W	024	NE	AZ012	02/26/1982	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

GEO STATE: AZ

LEGAL DESC

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CTY	LOC DATE	Case Closed
COPPERSTONE 229	AMC164485	PATCH LIVING TRST	14	0060N	0200W	013	SE	AZ012	02/26/1982	
COPPERSTONE 229	AMC164485	PATCH LIVING TRST	14	0060N	0200W	024	NE	AZ012	02/26/1982	
COPPERSTONE 230	AMC164486	PATCH LIVING TRST	14	0060N	0200W	013	SE	AZ012	02/26/1982	
COPPERSTONE 230	AMC164486	PATCH LIVING TRST	14	0060N	0200W	024	NE	AZ012	02/26/1982	
COPPERSTONE 231	AMC164487	PATCH LIVING TRST	14	0060N	0200W	013	SW SE	AZ012	02/26/1982	
COPPERSTONE 231	AMC164487	PATCH LIVING TRST	14	0060N	0200W	024	NE NW	AZ012	02/26/1982	
COPPERSTONE 232	AMC164488	PATCH LIVING TRST	14	0060N	0200W	024	NW	AZ012	02/26/1982	
COPPERSTONE 232	AMC164488	PATCH LIVING TRST	14	0060N	0200W	013	SW	AZ012	02/26/1982	
COPPERSTONE 233	AMC164489	PATCH LIVING TRST	14	0060N	0200W	024	NW	AZ012	02/26/1982	
COPPERSTONE 233	AMC164489	PATCH LIVING TRST	14	0060N	0200W	013	SW	AZ012	02/26/1982	
COPPERSTONE 234	AMC164490	PATCH LIVING TRST	14	0060N	0200W	024	NW	AZ012	02/26/1982	
COPPERSTONE 234	AMC164490	PATCH LIVING TRST	14	0060N	0200W	013	SW	AZ012	02/26/1982	
COPPERSTONE 235	AMC164491	PATCH LIVING TRST	14	0060N	0200W	013	SW	AZ012	02/26/1982	
COPPERSTONE 235	AMC164491	PATCH LIVING TRST	14	0060N	0200W	024	NW	AZ012	02/26/1982	
COPPERSTONE 236	AMC164492	PATCH LIVING TRST	14	0060N	0200W	023	NE	AZ012	02/26/1982	
COPPERSTONE 237	AMC164493	PATCH LIVING TRST	14	0060N	0200W	023	NE	AZ012	02/26/1982	
COPPERSTONE 238	AMC164494	PATCH LIVING TRST	14	0060N	0200W	023	NE	AZ012	02/26/1982	
COPPERSTONE 239	AMC164495	PATCH LIVING TRST	14	0060N	0200W	024	NW	AZ012	02/26/1982	
COPPERSTONE 240	AMC164496	PATCH LIVING TRST	14	0060N	0200W	024	NW	AZ012	02/26/1982	
COPPERSTONE 241	AMC164497	PATCH LIVING TRST	14	0060N	0200W	024	NW	AZ012	02/26/1982	
COPPERSTONE 242	AMC164498	PATCH LIVING TRST	14	0060N	0200W	024	NW	AZ012	02/26/1982	
COPPERSTONE 243	AMC164499	PATCH LIVING TRST	14	0060N	0200W	024	NE NW	AZ012	02/26/1982	
COPPERSTONE 244	AMC164500	PATCH LIVING TRST	14	0060N	0200W	024	NE	AZ012	02/26/1982	
COPPERSTONE 245	AMC164501	PATCH LIVING TRST	14	0060N	0200W	024	NE	AZ012	02/26/1982	
COPPERSTONE 246	AMC164502	PATCH LIVING TRST	14	0060N	0200W	024	NE	AZ012	02/26/1982	
COPPERSTONE 247	AMC164503	PATCH LIVING TRST	14	0060N	0190W	019	NW	AZ012	02/26/1982	
COPPERSTONE 247	AMC164503	PATCH LIVING TRST	14	0060N	0200W	024	NE	AZ012	02/26/1982	
COPPERSTONE 248	AMC164504	PATCH LIVING TRST	14	0060N	0190W	019	NW	AZ012	02/26/1982	
COPPERSTONE 249	AMC164505	PATCH LIVING TRST	14	0060N	0190W	019	NW	AZ012	02/26/1982	
COPPERSTONE 250	AMC164506	PATCH LIVING TRST	14	0060N	0190W	019	NW	AZ012	02/26/1982	
COPPERSTONE 251	AMC164507	PATCH LIVING TRST	14	0060N	0190W	019	NW	AZ012	02/26/1982	
COPPERSTONE 252	AMC164508	PATCH LIVING TRST	14	0060N	0190W	019	NE NW	AZ012	02/26/1982	
COPPERSTONE 253	AMC164509	PATCH LIVING TRST	14	0060N	0200W	023	NE SE	AZ012	02/27/1982	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

GEO STATE: AZ

LEGAL DESC

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CTY	LOC DATE	Case Closed
COPPERSTONE 254	AMC164510	PATCH LIVING TRST	14	0060N	0200W	023	NE SE	AZ012	02/27/1982	
COPPERSTONE 255	AMC164511	PATCH LIVING TRST	14	0060N	0200W	023	NE SE	AZ012	02/27/1982	
COPPERSTONE 256	AMC164512	PATCH LIVING TRST	14	0060N	0200W	023	SE	AZ012	02/27/1982	
COPPERSTONE 257	AMC164513	PATCH LIVING TRST	14	0060N	0200W	023	SE	AZ012	02/27/1982	
COPPERSTONE 258	AMC164514	PATCH LIVING TRST	14	0060N	0200W	023	SE	AZ012	02/27/1982	
COPPERSTONE 259	AMC164515	PATCH LIVING TRST	14	0060N	0200W	023	SE	AZ012	02/27/1982	
COPPERSTONE 260	AMC164516	PATCH LIVING TRST	14	0060N	0200W	023	SW SE	AZ012	02/27/1982	
COPPERSTONE 261	AMC164517	PATCH LIVING TRST	14	0060N	0200W	023	SW	AZ012	02/27/1982	
COPPERSTONE 262	AMC164518	PATCH LIVING TRST	14	0060N	0200W	023	SW	AZ012	02/27/1982	
COPPERSTONE 263	AMC164519	PATCH LIVING TRST	14	0060N	0200W	023	SW	AZ012	02/27/1982	
COPPERSTONE 264	AMC164520	PATCH LIVING TRST	14	0060N	0200W	023	SW	AZ012	02/27/1982	
COPPERSTONE 264	AMC164520	PATCH LIVING TRST	14	0060N	0200W	022	SE	AZ012	02/27/1982	
COPPERSTONE 265	AMC164521	PATCH LIVING TRST	14	0060N	0200W	022	SE	AZ012	02/27/1982	
COPPERSTONE 266	AMC164522	PATCH LIVING TRST	14	0060N	0200W	022	SE	AZ012	02/27/1982	
COPPERSTONE 267	AMC164523	PATCH LIVING TRST	14	0060N	0200W	022	SW SE	AZ012	02/27/1982	
COPPERSTONE 268	AMC164524	PATCH LIVING TRST	14	0060N	0200W	022	NE SE	AZ012	02/27/1982	
COPPERSTONE 269	AMC164525	PATCH LIVING TRST	14	0060N	0200W	022	NE SE	AZ012	02/27/1982	
COPPERSTONE 270	AMC164526	PATCH LIVING TRST	14	0060N	0200W	023	NW SW	AZ012	02/27/1982	
COPPERSTONE 270	AMC164526	PATCH LIVING TRST	14	0060N	0200W	022	NE SE	AZ012	02/27/1982	
COPPERSTONE 271	AMC164527	PATCH LIVING TRST	14	0060N	0200W	023	NW SW	AZ012	02/27/1982	
COPPERSTONE 272	AMC164528	PATCH LIVING TRST	14	0060N	0200W	023	NW SW	AZ012	02/27/1982	
COPPERSTONE 273	AMC164529	PATCH LIVING TRST	14	0060N	0200W	023	NW SW	AZ012	02/27/1982	
COPPERSTONE 274	AMC164530	PATCH LIVING TRST	14	0060N	0200W	022	NE	AZ012	02/27/1982	
COPPERSTONE 274	AMC164530	PATCH LIVING TRST	14	0060N	0200W	023	NW	AZ012	02/27/1982	
COPPERSTONE 275	AMC164531	PATCH LIVING TRST	14	0060N	0200W	022	NE	AZ012	02/27/1982	
COPPERSTONE 276	AMC164532	PATCH LIVING TRST	14	0060N	0200W	014	SW	AZ012	02/27/1982	
COPPERSTONE 276	AMC164532	PATCH LIVING TRST	14	0060N	0200W	022	NE	AZ012	02/27/1982	
COPPERSTONE 276	AMC164532	PATCH LIVING TRST	14	0060N	0200W	023	NW	AZ012	02/27/1982	
COPPERSTONE 277	AMC164533	PATCH LIVING TRST	14	0060N	0200W	023	NW	AZ012	02/27/1982	
COPPERSTONE 277	AMC164533	PATCH LIVING TRST	14	0060N	0200W	014	SW	AZ012	02/27/1982	
COPPERSTONE 278	AMC164534	PATCH LIVING TRST	14	0060N	0200W	023	NW	AZ012	02/27/1982	
COPPERSTONE 278	AMC164534	PATCH LIVING TRST	14	0060N	0200W	014	SW	AZ012	02/27/1982	
COPPERSTONE 279	AMC164535	PATCH LIVING TRST	14	0060N	0200W	023	NW	AZ012	02/27/1982	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

GEO STATE: AZ

LEGAL DESC

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CTY	LOC DATE	Case Closed
COPPERSTONE 279	AMC164535	PATCH LIVING TRST	14	0060N	0200W	014	SW	AZ012	02/27/1982	
COPPERSTONE 280	AMC164536	PATCH LIVING TRST	14	0060N	0200W	014	SW SE	AZ012	02/27/1982	
COPPERSTONE 281	AMC164537	PATCH LIVING TRST	14	0060N	0200W	014	SW SE	AZ012	02/27/1982	
COPPERSTONE 282	AMC164538	PATCH LIVING TRST	14	0060N	0200W	014	SW	AZ012	02/27/1982	
COPPERSTONE 283	AMC164539	PATCH LIVING TRST	14	0060N	0200W	014	SW	AZ012	02/27/1982	
COPPERSTONE 284	AMC164540	PATCH LIVING TRST	14	0060N	0200W	014	SW	AZ012	02/27/1982	
COPPERSTONE 285	AMC164541	PATCH LIVING TRST	14	0060N	0200W	014	SW	AZ012	02/27/1982	
COPPERSTONE 286	AMC164542	PATCH LIVING TRST	14	0060N	0200W	014	NW SW	AZ012	02/27/1982	
COPPERSTONE 287	AMC164543	PATCH LIVING TRST	14	0060N	0200W	014	NW SW	AZ012	02/27/1982	
COPPERSTONE 288	AMC164544	PATCH LIVING TRST	14	0060N	0200W	014	NW SW	AZ012	02/27/1982	
COPPERSTONE 289	AMC164545	PATCH LIVING TRST	14	0060N	0200W	014	NE NW SW SE	AZ012	02/27/1982	
COPPERSTONE 290	AMC164546	PATCH LIVING TRST	14	0060N	0200W	014	NE SE	AZ012	02/27/1982	
COPPERSTONE 291	AMC164547	PATCH LIVING TRST	14	0060N	0200W	014	NE NW SE	AZ012	02/27/1982	
COPPERSTONE 292	AMC164548	PATCH LIVING TRST	14	0060N	0190W	019	NE	AZ012	03/04/1982	
COPPERSTONE 293	AMC164549	PATCH LIVING TRST	14	0060N	0190W	019	NE SE	AZ012	03/04/1982	
COPPERSTONE 294	AMC164550	PATCH LIVING TRST	14	0060N	0190W	019	NE	AZ012	03/04/1982	
COPPERSTONE 294	AMC164550	PATCH LIVING TRST	14	0060N	0190W	020	NW	AZ012	03/04/1982	
COPPERSTONE 295	AMC164551	PATCH LIVING TRST	14	0060N	0190W	019	NE SE	AZ012	03/04/1982	
COPPERSTONE 295	AMC164551	PATCH LIVING TRST	14	0060N	0190W	020	NW SW	AZ012	03/04/1982	
COPPERSTONE 296	AMC164552	PATCH LIVING TRST	14	0060N	0190W	020	NW	AZ012	03/04/1982	
COPPERSTONE 297	AMC164553	PATCH LIVING TRST	14	0060N	0190W	020	NW SW	AZ012	03/04/1982	
COPPERSTONE 298	AMC164554	PATCH LIVING TRST	14	0060N	0190W	020	NE NW	AZ012	03/04/1982	
COPPERSTONE 299	AMC164555	PATCH LIVING TRST	14	0060N	0190W	020	NE NW SW SE	AZ012	03/04/1982	
COPPERSTONE 300	AMC164556	PATCH LIVING TRST	14	0060N	0190W	020	NE	AZ012	03/04/1982	
COPPERSTONE 300	AMC164556	PATCH LIVING TRST	14	0060N	0190W	021	NW	AZ012	03/04/1982	
COPPERSTONE 301	AMC164557	PATCH LIVING TRST	14	0060N	0190W	020	NE SE	AZ012	03/04/1982	
COPPERSTONE 301	AMC164557	PATCH LIVING TRST	14	0060N	0190W	021	NW SW	AZ012	03/04/1982	
COPPERSTONE 302	AMC164558	PATCH LIVING TRST	14	0060N	0190W	021	NW	AZ012	03/04/1982	
COPPERSTONE 303	AMC164559	PATCH LIVING TRST	14	0060N	0190W	021	NW SW	AZ012	03/04/1982	
COPPERSTONE 304	AMC164560	PATCH LIVING TRST	14	0060N	0190W	021	NE NW	AZ012	03/04/1982	
COPPERSTONE 305	AMC164561	PATCH LIVING TRST	14	0060N	0190W	021	NE NW SW SE	AZ012	03/04/1982	
COPPERSTONE 306	AMC164562	PATCH LIVING TRST	14	0060N	0190W	021	NE	AZ012	03/04/1982	
COPPERSTONE 307	AMC164563	PATCH LIVING TRST	14	0060N	0190W	021	NE SE	AZ012	03/04/1982	

GEO STATE: AZ

LEGAL DESC

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CTY	LOC DATE	Case Closed
COPPERSTONE 308	AMC164564	PATCH LIVING TRST	14	0060N	0190W	022	NW	AZ012	03/04/1982	
COPPERSTONE 308	AMC164564	PATCH LIVING TRST	14	0060N	0190W	021	NE	AZ012	03/04/1982	
COPPERSTONE 309	AMC164565	PATCH LIVING TRST	14	0060N	0190W	021	NE SE	AZ012	03/04/1982	
COPPERSTONE 309	AMC164565	PATCH LIVING TRST	14	0060N	0190W	022	NW SW	AZ012	03/04/1982	
COPPERSTONE 310	AMC164566	PATCH LIVING TRST	14	0060N	0190W	022	NW	AZ012	03/04/1982	
COPPERSTONE 311	AMC164567	PATCH LIVING TRST	14	0060N	0190W	022	NW SW	AZ012	03/04/1982	
COPPERSTONE 312	AMC164568	PATCH LIVING TRST	14	0060N	0190W	022	NE NW	AZ012	03/04/1982	
COPPERSTONE 313	AMC164569	PATCH LIVING TRST	14	0060N	0190W	022	NE NW SW SE	AZ012	03/04/1982	
COPPERSTONE 314	AMC164570	PATCH LIVING TRST	14	0060N	0190W	022	NE	AZ012	03/04/1982	
COPPERSTONE 315	AMC164571	PATCH LIVING TRST	14	0060N	0190W	022	NE SE	AZ012	03/04/1982	
COPPERSTONE 316	AMC220648	PATCH LIVING TRST	14	0060N	0200W	027	NW	AZ012	01/30/1984	
COPPERSTONE 317	AMC220649	PATCH LIVING TRST	14	0060N	0200W	027	NE NW	AZ012	01/30/1984	
COPPERSTONE 317	AMC220649	PATCH LIVING TRST	14	0060N	0200W	022	SW SE	AZ012	01/30/1984	
COPPERSTONE 318	AMC220650	PATCH LIVING TRST	14	0060N	0200W	022	SE	AZ012	01/30/1984	
COPPERSTONE 318	AMC220650	PATCH LIVING TRST	14	0050N	0200W	027	NE	AZ012	01/30/1984	
COPPERSTONE 319	AMC220651	PATCH LIVING TRST	14	0060N	0200W	022	SE	AZ012	01/30/1984	
COPPERSTONE 319	AMC220651	PATCH LIVING TRST	14	0060N	0200W	027	NE	AZ012	01/30/1984	
COPPERSTONE 320	AMC220652	PATCH LIVING TRST	14	0060N	0200W	027	NE	AZ012	01/30/1984	
COPPERSTONE 320	AMC220652	PATCH LIVING TRST	14	0060N	0200W	023	SW	AZ012	01/30/1984	
COPPERSTONE 320	AMC220652	PATCH LIVING TRST	14	0060N	0200W	026	NW	AZ012	01/30/1984	
COPPERSTONE 320	AMC220652	PATCH LIVING TRST	14	0060N	0200W	022	SE	AZ012	01/30/1984	
COPPERSTONE 321	AMC220653	PATCH LIVING TRST	14	0060N	0200W	023	SW	AZ012	01/30/1984	
COPPERSTONE 321	AMC220653	PATCH LIVING TRST	14	0060N	0200W	026	NW	AZ012	01/30/1984	
COPPERSTONE 322	AMC220654	PATCH LIVING TRST	14	0060N	0200W	023	SW	AZ012	01/30/1984	
COPPERSTONE 322	AMC220654	PATCH LIVING TRST	14	0060N	0200W	026	NW	AZ012	01/30/1984	
COPPERSTONE 323	AMC220655	PATCH LIVING TRST	14	0060N	0200W	023	SW	AZ012	01/30/1984	
COPPERSTONE 323	AMC220655	PATCH LIVING TRST	14	0060N	0200W	026	NW	AZ012	01/30/1984	
COPPERSTONE 324	AMC220656	PATCH LIVING TRST	14	0060N	0200W	023	SW SE	AZ012	01/30/1984	
COPPERSTONE 324	AMC220656	PATCH LIVING TRST	14	0060N	0200W	026	NE NW	AZ012	01/30/1984	
COPPERSTONE 325	AMC220657	PATCH LIVING TRST	14	0060N	0200W	026	NE	AZ012	01/30/1984	
COPPERSTONE 325	AMC220657	PATCH LIVING TRST	14	0060N	0200W	023	SE	AZ012	01/30/1984	
COPPERSTONE 326	AMC220658	PATCH LIVING TRST	14	0060N	0200W	023	SE	AZ012	01/30/1984	
COPPERSTONE 326	AMC220658	PATCH LIVING TRST	14	0060N	0200W	026	NE	AZ012	01/30/1984	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

GEO STATE: AZ

LEGAL DESC

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CTY	LOC DATE	Case Closed
COPPERSTONE 327	AMC220659	PATCH LIVING TRST	14	0060N	0200W	023	SE	AZ012	01/29/1984	
COPPERSTONE 327	AMC220659	PATCH LIVING TRST	14	0060N	0200W	026	NE	AZ012	01/29/1984	
COPPERSTONE 328	AMC220660	PATCH LIVING TRST	14	0060N	0200W	023	SE	AZ012	01/29/1984	
COPPERSTONE 328	AMC220660	PATCH LIVING TRST	14	0060N	0200W	026	NE	AZ012	01/29/1984	
COPPERSTONE 329	AMC260459	PATCH LIVING TRST	14	0060N	0200W	027	NW SW	AZ012	08/26/1986	
COPPERSTONE 330	AMC260460	PATCH LIVING TRST	14	0060N	0200W	027	NE NW SW SE	AZ012	08/26/1986	
COPPERSTONE 331	AMC260461	PATCH LIVING TRST	14	0060N	0200W	027	NE SE	AZ012	08/26/1986	
COPPERSTONE 332	AMC260462	PATCH LIVING TRST	14	0060N	0200W	027	NE SE	AZ012	08/26/1986	
COPPERSTONE 333	AMC260463	PATCH LIVING TRST	14	0060N	0200W	026	NW SW	AZ012	08/26/1986	
COPPERSTONE 333	AMC260463	PATCH LIVING TRST	14	0060N	0200W	027	NE SE	AZ012	08/26/1986	
COPPERSTONE 334	AMC260464	PATCH LIVING TRST	14	0060N	0200W	026	NW SW	AZ012	08/26/1986	
COPPERSTONE 335	AMC260465	PATCH LIVING TRST	14	0060N	0200W	026	NW SW	AZ012	08/26/1986	
COPPERSTONE 336	AMC260466	PATCH LIVING TRST	14	0060N	0200W	026	NW SW	AZ012	08/26/1986	
COPPERSTONE 337	AMC260467	PATCH LIVING TRST	14	0060N	0200W	026	NE NW SW SE	AZ012	08/26/1986	
COPPERSTONE 338	AMC260468	PATCH LIVING TRST	14	0060N	0200W	026	NE SE	AZ012	08/26/1986	
COPPERSTONE 339	AMC260469	PATCH LIVING TRST	14	0060N	0200W	026	NE SE	AZ012	08/26/1986	
S. COPPERSTONE #1	AMC368409	SEARCHLIGHT EXPL LLC	14	0060N	0200W	027	SW SE	AZ012	09/10/2005	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by County

GEO STATE: AZ

County : LA PAZ

LEGAL DESC

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	Location Date	Case Closed
IRON REEF #1	AMC105953	PATCH LIVING TRST	14	0050N	0200W	013	SE	06/07/1980	
IRON REEF #10	AMC105962	PATCH LIVING TRST	14	0060N	0200W	012	NE	06/07/1980	
IRON REEF #2	AMC105954	PATCH LIVING TRST	14	0060N	0200W	013	SE	06/07/1980	
IRON REEF #3	AMC105955	PATCH LIVING TRST	14	0060N	0200W	013	NE	06/07/1980	
IRON REEF #4	AMC105956	PATCH LIVING TRST	14	0060N	0200W	013	NE	06/07/1980	
IRON REEF #5	AMC105957	PATCH LIVING TRST	14	0060N	0200W	013	NE	06/07/1980	
IRON REEF #6	AMC105958	PATCH LIVING TRST	14	0060N	0200W	012	SE	06/07/1980	
		PATCH LIVING TRST	14	0060N	0200W	013	NE	06/07/1980	
IRON REEF #7	AMC105959	PATCH LIVING TRST	14	0060N	0200W	012	SE	06/07/1980	
IRON REEF #8	AMC105960	PATCH LIVING TRST	14	0060N	0200W	012	SE	06/07/1980	
IRON REEF #9	AMC105961	PATCH LIVING TRST	14	0060N	0200W	012	SE	06/07/1980	

ARIZONA STATE LAND DEPARTMENT 1616 West Adams Phoenix, AZ 85007

To avoid payment of penalty and interest, this payment must be IN the OFFICE of the State Land Department ON or BEFORE the DUE DATE. Date of postal stamp will NOT be accepted as time of payment.

KE-LEASE NO:	008-109954-00
ACCOUNT RECEIVABLE NO:	81358
NAME REFERENCE NO:	7045
AMOUNT DUE:	$801.78
DUE DATE:	28-jul-2008

AMERICAN BONANZA GOLD MINING
CORPORATION
290 GENTRY WAY STE #6
RENO, NV 89502

PLEASE RETURN THIS PORTION WITH YOUR PAYMENT - THANK YOU

ARIZONA STATE LAND DEPARTMENT 1616 West Adams Phoenix, AZ 85007

KE-LEASE NO: 008-109954-00 **ACCOUNT RECEIVABLE NO:** 81358

LESSEE: AMERICAN BONANZA GOLD MINING

Billing Code	Description	Amount
4	RENTAL	$701.78
35	APP FEE RENEWAL	$100.00
		$801.78

Billing Dates From	Through	Date Billed	Due Date	Effective	Expiration
29-jul-2008	28-jul-2009	30-apr-2008	28-jul-2008	29-jul-2004	28-jul-2009

YOUR PERMIT TERMINATES ON THE DUE DATE NOTED ABOVE. TO RENEW THIS PERMIT, THE ENCLOSED APPLICATION IS TO BE COMPLETED AND FILED WITH DEPARTMENT PRIOR TO 5:00 P.M. ON THE DUE DATE, TOGETHER WITH REQUIRED MONIES. INSTRUCTIONS ON THE APPLICATION MUST BE STRICTLY ADHERED TO SO THAT ANY RIGHTS GRANTED BY THE PERMIT ARE PROTECTED.

O.K. TO PAY
COPPERSTONE MINE

APR 28 2008

Received from vendor:
Sent to Vancouver:
Check Received from Vancouver:

ARIZONA STATE LAND DEPARTMENT 1616 West Adams Phoenix, AZ 85007

To avoid payment of penalty and interest, this payment must be IN the OFFICE of the State Land Department ON or BEFORE the DUE DATE. Date of postal stamp will NOT be accepted as time of payment.

KE-LEASE NO:	008-109953-00
ACCOUNT RECEIVABLE NO:	81357
NAME REFERENCE NO:	7045
AMOUNT DUE:	$736.40
DUE DATE:	28-jul-2008

AMERICAN BONANZA GOLD MINING
CORPORATION
290 GENTRY WAY STE #6
RENO, NV 89502

PLEASE RETURN THIS PORTION WITH YOUR PAYMENT - THANK YOU

ARIZONA STATE LAND DEPARTMENT 1616 West Adams Phoenix, AZ 85007

KE-LEASE NO: 008-109953-00 **ACCOUNT RECEIVABLE NO:** 81357
LESSEE: AMERICAN BONANZA GOLD MINING

Billing Code	Description	Amount
4	RENTAL	$636.40
35	APP FEE RENEWAL	$100.00
		$736.40

Billing Dates From	Through	Date Billed	Due Date	Effective	Expiration
29-jul-2008	28-jul-2009	30-apr-2008	28-jul-2008	29-jul-2004	28-jul-2009

YOUR PERMIT TERMINATES ON THE DUE DATE NOTED ABOVE. TO RENEW THIS PERMIT, THE ENCLOSED APPLICATION IS TO BE COMPLETED AND FILED WITH DEPARTMENT PRIOR TO 5:00 P.M. ON THE DUE DATE, TOGETHER WITH REQUIRED MONIES. INSTRUCTIONS ON THE APPLICATION MUST BE STRICTLY ADHERED TO SO THAT ANY RIGHTS GRANTED BY THE PERMIT ARE PROTECTED.

APR 28 2008

Received from vendor:
Sent to Vancouver:
Check Received from Vancouver:

O.K. TO PAY
COPPERSTONE MINE

ACTIVE CLAIMS

Admin State: AZ
Geo State: AZ

PATCH LIVING TRST **INT-REL: CLAIMANT** **CUSTOMER ID: 55863**
6850 N 86TH ST
SCOTTSDALE, AZ 85250

Serial No	Claim Name/Number	County	D	Claim Type	Last A Yr	Mc Loc Dt	Mr	Twn	Rng	Sec	Subdiv
AMC98423	COPPERSTONE #30	LA PAZ	A	LODE CLAIM	2010	03/04/1980	14	0060N	0200W	014	NE
AMC98424	COPPERSTONE #31	LA PAZ	A	LODE CLAIM	2010	03/04/1980	14	0060N	0200W	014	NE
AMC98425	COPPERSTONE #32	LA PAZ	A	LODE CLAIM	2010	03/04/1980	14	0060N	0200W	014	NE SE
AMC98426	COPPERSTONE #33	LA PAZ	A	LODE CLAIM	2010	03/04/1980	14	0060N	0200W	014	NE SE
AMC98427	COPPERSTONE #34	LA PAZ	A	LODE CLAIM	2010	03/04/1980	14	0060N	0200W	014	SE
AMC98428	COPPERSTONE #35	LA PAZ	A	LODE CLAIM	2010	03/04/1980	14	0060N	0200W	014	SE
AMC98429	COPPERSTONE #36	LA PAZ	A	LODE CLAIM	2010	03/04/1980	14	0060N	0200W	014	SE
	COPPERSTONE #36	LA PAZ	A	LODE CLAIM	2010	03/04/1980	14	0060N	0200W	023	NE
AMC98430	COPPERSTONE #37	LA PAZ	A	LODE CLAIM	2010	03/04/1980	14	0060N	0200W	014	SE
	COPPERSTONE #37	LA PAZ	A	LODE CLAIM	2010	03/04/1980	14	0060N	0200W	023	NE
AMC98431	COPPERSTONE #38	LA PAZ	A	LODE CLAIM	2010	03/04/1980	14	0060N	0200W	014	SE
	COPPERSTONE #38	LA PAZ	A	LODE CLAIM	2010	03/04/1980	14	0060N	0200W	023	NE
AMC98432	COPPERSTONE #39	LA PAZ	A	LODE CLAIM	2010	03/04/1980	14	0060N	0200W	023	NE
AMC98433	COPPERSTONE #40	LA PAZ	A	LODE CLAIM	2010	03/04/1980	14	0060N	0200W	023	NW SW
AMC98957	COPPERSTONE #41	LA PAZ	A	LODE CLAIM	2010	03/11/1980	14	0060N	0200W	012	NE NW
AMC98958	COPPERSTONE #42	LA PAZ	A	LODE CLAIM	2010	03/11/1980	14	0060N	0200W	012	NW
AMC98959	COPPERSTONE #43	LA PAZ	A	LODE CLAIM	2010	03/11/1980	14	0060N	0200W	012	NW
AMC98960	COPPERSTONE #44	LA PAZ	A	LODE CLAIM	2010	03/11/1980	14	0060N	0200W	012	NW
AMC98961	COPPERSTONE #45	LA PAZ	A	LODE CLAIM	2010	03/11/1980	14	0060N	0200W	012	NW
AMC98962	COPPERSTONE #46	LA PAZ	A	LODE CLAIM	2010	03/11/1980	14	0060N	0200W	011	NE
AMC98963	COPPERSTONE #47	LA PAZ	A	LODE CLAIM	2010	03/11/1980	14	0060N	0200W	011	NE

ACTIVE CLAIMS

Serial No	Claim Name/Number	County	D	Claim Type	Last A Yr	Mc Loc Dt	Mr	Twn	Rng	Sec	Subdiv
AMC98964	COPPERSTONE #48	LA PAZ	A	LODE CLAIM	2010	03/11/1980	14	0060N	0200W	011	NE
AMC98965	COPPERSTONE #49	LA PAZ	A	LODE CLAIM	2010	03/11/1980	14	0060N	0200W	011	NE SE
AMC98966	COPPERSTONE #50	LA PAZ	A	LODE CLAIM	2010	03/11/1980	14	0060N	0200W	011	NE SE
AMC98967	COPPERSTONE #51	LA PAZ	A	LODE CLAIM	2010	03/11/1980	14	0060N	0200W	011	NE SE
AMC98968	COPPERSTONE #52	LA PAZ	A	LODE CLAIM	2010	03/11/1980	14	0060N	0200W	012	NW SW
AMC98969	COPPERSTONE #53	LA PAZ	A	LODE CLAIM	2010	03/11/1980	14	0060N	0200W	012	NE NW SW SE
AMC98970	COPPERSTONE #54	LA PAZ	A	LODE CLAIM	2010	03/12/1980	14	0060N	0200W	012	SW SE
AMC98971	COPPERSTONE #55	LA PAZ	A	LODE CLAIM	2010	03/12/1980	14	0060N	0200W	012	SW
AMC98972	COPPERSTONE #56	LA PAZ	A	LODE CLAIM	2010	03/12/1980	14	0060N	0200W	011	SE
AMC98973	COPPERSTONE #57	LA PAZ	A	LODE CLAIM	2010	03/12/1980	14	0060N	0200W	011	SE
AMC98974	COPPERSTONE #58	LA PAZ	A	LODE CLAIM	2010	03/12/1980	14	0060N	0200W	013	NW
AMC98975	COPPERSTONE #59	LA PAZ	A	LODE CLAIM	2010	03/12/1980	14	0060N	0200W	013	NW
AMC98976	COPPERSTONE #60	LA PAZ	A	LODE CLAIM	2010	03/12/1980	14	0060N	0200W	013	NW
AMC98977	COPPERSTONE #61	LA PAZ	A	LODE CLAIM	2010	03/12/1980	14	0060N	0200W	013	NW
AMC98978	COPPERSTONE #62	LA PAZ	A	LODE CLAIM	2010	03/12/1980	14	0060N	0200W	013	NE NW
AMC98979	COPPERSTONE #63	LA PAZ	A	LODE CLAIM	2010	03/12/1980	14	0060N	0200W	014	NE
AMC105953	IRON REEF #1	LA PAZ	A	LODE CLAIM	2010	06/07/1980	14	0060N	0200W	013	SE
AMC105954	IRON REEF #2	LA PAZ	A	LODE CLAIM	2010	06/07/1980	14	0060N	0200W	013	SE
AMC105955	IRON REEF #3	LA PAZ	A	LODE CLAIM	2010	06/07/1980	14	0060N	0200W	013	NE
AMC105956	IRON REEF #4	LA PAZ	A	LODE CLAIM	2010	06/07/1980	14	0060N	0200W	013	NE
AMC105957	IRON REEF #5	LA PAZ	A	LODE CLAIM	2010	06/07/1980	14	0060N	0200W	013	NE
AMC105958	IRON REEF #6	LA PAZ	A	LODE CLAIM	2010	06/07/1980	14	0060N	0200W	012	SE
	IRON REEF #6	LA PAZ	A	LODE CLAIM	2010	06/07/1980	14	0060N	0200W	013	NE
AMC105959	IRON REEF #7	LA PAZ	A	LODE CLAIM	2010	06/07/1980	14	0060N	0200W	012	SE
AMC105960	IRON REEF #8	LA PAZ	A	LODE CLAIM	2010	06/07/1980	14	0060N	0200W	012	SE
AMC105961	IRON REEF #9	LA PAZ	A	LODE CLAIM	2010	06/07/1980	14	0060N	0200W	012	SE

DEPARTMENT OF THE INTERIOR
BUREAU OF LAND MANAGEMENT
MINING CLAIMS
Customer Information - WITH Legal Description

ACTIVE CLAIMS

Serial No	Claim Name/Number	County	D	Claim Type	Last A Yr	Mc Loc Dt	Mr	Twn	Rng	Sec	Subdiv
AMC105962	IRON REEF #10	LA PAZ	A	LODE CLAIM	2010	06/07/1980	14	0060N	0200W	012	NE
AMC108058	COPPERSTONE #64	LA PAZ	A	LODE CLAIM	2010	04/29/1980	14	0060N	0200W	023	SW SE
	COPPERSTONE #64	LA PAZ	A	LODE CLAIM	2010	04/29/1980	14	0060N	0200W	026	NE NW
AMC108059	COPPERSTONE #65	LA PAZ	A	LODE CLAIM	2010	04/29/1980	14	0060N	0200W	023	SE
	COPPERSTONE #65	LA PAZ	A	LODE CLAIM	2010	04/29/1980	14	0060N	0200W	026	NE
AMC144884	COPPERSTONE 101	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	002	SW SE
AMC144885	COPPERSTONE 102	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	002	SE
AMC144886	COPPERSTONE 103	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	002	SE
AMC144887	COPPERSTONE 104	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	001	SW
AMC144888	COPPERSTONE 105	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	001	SW
AMC144889	COPPERSTONE 106	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	011	NW
AMC144890	COPPERSTONE 107	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	002	SW SE
	COPPERSTONE 107	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	011	NE NW
AMC144891	COPPERSTONE 108	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	002	SE
	COPPERSTONE 108	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	011	NE
AMC144892	COPPERSTONE 109	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	002	SE
	COPPERSTONE 109	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	011	NE
AMC144893	COPPERSTONE 110	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	001	SW
	COPPERSTONE 110	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	012	NW
AMC144894	COPPERSTONE 111	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	001	SW
	COPPERSTONE 111	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	012	NW
AMC144895	COPPERSTONE 112	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	001	SW
	COPPERSTONE 112	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	012	NW
AMC144896	COPPERSTONE 113	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	001	SW
	COPPERSTONE 113	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	012	NW
AMC144897	COPPERSTONE 114	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	001	SW SE

ACTIVE CLAIMS

Serial No	Claim Name/Number	County	D	Claim Type	Last A Yr	Mc Loc Dt	Mr	Twn	Rng	Sec	Subdiv
	COPPERSTONE 114	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	012	NE NW
AMC144898	COPPERSTONE 115	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	001	SE
	COPPERSTONE 115	LA PAZ	A	LODE CLAIM	2010	09/12/1981	14	0060N	0200W	012	NE
AMC144899	COPPERSTONE 116A	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	011	NW
AMC144900	COPPERSTONE 117	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	012	NE
AMC144901	COPPERSTONE 118	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	012	NE
AMC144902	COPPERSTONE 119	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	012	NE
AMC144903	COPPERSTONE 120	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	012	NE
AMC144905	COPPERSTONE 122	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	011	NW SW
AMC144906	COPPERSTONE 123	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	011	NW SW
AMC144907	COPPERSTONE 124	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	012	NE SE
AMC144908	COPPERSTONE 125	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	012	NE SE
AMC144909	COPPERSTONE 126	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	012	NE SE
AMC144910	COPPERSTONE 127	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	012	NE SE
AMC144912	COPPERSTONE 129	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	011	SW
AMC144913	COPPERSTONE 130	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	011	SW
AMC144914	COPPERSTONE 131	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	011	SW
AMC144915	COPPERSTONE 132	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	012	SE
AMC144916	COPPERSTONE 133	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	012	SE
AMC144917	COPPERSTONE 134	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	012	SE
AMC144919	COPPERSTONE 136	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	014	NW
AMC144920	COPPERSTONE 137	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	014	NW
AMC144921	COPPERSTONE 138	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	014	NW
AMC144922	COPPERSTONE 139	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	014	NW
AMC144923	COPPERSTONE 140	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0200W	013	NE
AMC144924	COPPERSTONE 141	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14	0060N	0190W	018	NW

ACTIVE CLAIMS

Serial No	Claim Name/Number	County	D	Claim Type	Last A Yr	Mc Loc Dt	Mr Twn Rng Sec	Subdiv
	COPPERSTONE 141	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14 0060N 0200W 013	NE
AMC144925	COPPERSTONE 142	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14 0060N 0190W 018	NW
AMC144926	COPPERSTONE 143	LA PAZ	A	LODE CLAIM	2010	09/15/1981	14 0060N 0200W 013	NW SW
AMC144927	COPPERSTONE 144	LA PAZ	A	LODE CLAIM	2010	09/15/1981	14 0060N 0200W 013	NW SW
AMC144928	COPPERSTONE 145	LA PAZ	A	LODE CLAIM	2010	09/15/1981	14 0060N 0200W 013	NW SW
AMC144929	COPPERSTONE 146	LA PAZ	A	LODE CLAIM	2010	09/15/1981	14 0060N 0200W 013	NW SW
AMC144930	COPPERSTONE 147	LA PAZ	A	LODE CLAIM	2010	09/15/1981	14 0060N 0200W 013	NE NW SW SE
AMC144931	COPPERSTONE 148	LA PAZ	A	LODE CLAIM	2010	09/15/1981	14 0060N 0200W 013	NE SE
AMC144932	COPPERSTONE 149	LA PAZ	A	LODE CLAIM	2010	09/15/1981	14 0060N 0190W 018	NW SW
	COPPERSTONE 149	LA PAZ	A	LODE CLAIM	2010	09/15/1981	14 0060N 0200W 013	NE SE
AMC144933	COPPERSTONE 150	LA PAZ	A	LODE CLAIM	2010	09/15/1981	14 0060N 0190W 018	NW SW
AMC144934	COPPERSTONE 151	LA PAZ	A	LODE CLAIM	2010	09/15/1981	14 0060N 0200W 013	SW
AMC144935	COPPERSTONE 152	LA PAZ	A	LODE CLAIM	2010	09/15/1981	14 0060N 0200W 013	SW
AMC144936	COPPERSTONE 153	LA PAZ	A	LODE CLAIM	2010	09/15/1981	14 0060N 0200W 013	SW
AMC144937	COPPERSTONE 154	LA PAZ	A	LODE CLAIM	2010	09/15/1981	14 0060N 0200W 013	SW
AMC144938	COPPERSTONE 155	LA PAZ	A	LODE CLAIM	2010	09/15/1981	14 0060N 0200W 013	SW SE
AMC144939	COPPERSTONE 156	LA PAZ	A	LODE CLAIM	2010	09/15/1981	14 0060N 0200W 013	SE
AMC144940	COPPERSTONE 157	LA PAZ	A	LODE CLAIM	2010	09/15/1981	14 0060N 0200W 013	SE
AMC144941	COPPERSTONE 158	LA PAZ	A	LODE CLAIM	2010	09/15/1981	14 0060N 0200W 013	SE
AMC144942	COPPERSTONE 159	LA PAZ	A	LODE CLAIM	2010	09/15/1981	14 0060N 0190W 018	SW
	COPPERSTONE 159	LA PAZ	A	LODE CLAIM	2010	09/15/1981	14 0060N 0200W 013	SE
AMC144943	COPPERSTONE 160	LA PAZ	A	LODE CLAIM	2010	09/15/1981	14 0060N 0190W 018	SW
AMC144944	COPPERSTONE 161	LA PAZ	A	LODE CLAIM	2010	09/14/1981	14 0060N 0200W 013	NE
AMC164418	COPPERSTONE 162	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14 0060N 0200W 002	NE SE
AMC164419	COPPERSTONE 163	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14 0060N 0200W 002	NE SE
AMC164420	COPPERSTONE 164	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14 0060N 0200W 001	NW SW

ACTIVE CLAIMS

Serial No	Claim Name/Number	County	D	Claim Type	Last A Yr	Mc Loc Dt	Mr	Twn	Rng	Sec	Subdiv
AMC164421	COPPERSTONE 165	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	001	NW SW
AMC164422	COPPERSTONE 166	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	001	NW SW
AMC164423	COPPERSTONE 167	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	001	NW SW
AMC164424	COPPERSTONE 168	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	001	NE NW SW SE
AMC164425	COPPERSTONE 169	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	001	NE SE
AMC164426	COPPERSTONE 170	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	001	NE SE
AMC164427	COPPERSTONE 171	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	001	NE SE
AMC164428	COPPERSTONE 172A	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	001	NW SW
AMC164439	COPPERSTONE 183A	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	001	SE
AMC164440	COPPERSTONE 184	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	001	SE
AMC164441	COPPERSTONE 185	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	001	SE
AMC164442	COPPERSTONE 186	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	001	SE
AMC164443	COPPERSTONE 187	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	001	SW SE
AMC164444	COPPERSTONE 188	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	001	SW
AMC164445	COPPERSTONE 189	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	001	SW
AMC164446	COPPERSTONE 190	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	001	SE
	COPPERSTONE 190	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	012	NE
AMC164447	COPPERSTONE 191	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	001	SE
	COPPERSTONE 191	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	012	NE
AMC164448	COPPERSTONE 192A	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	001	SE
	COPPERSTONE 192A	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0200W	012	NE
AMC164466	COPPERSTONE 210	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0190W	018	NW
AMC164467	COPPERSTONE 211	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0190W	018	NW
AMC164468	COPPERSTONE 212	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0190W	018	NW
AMC164469	COPPERSTONE 213	LA PAZ	A	LODE CLAIM	2010	02/25/1982	14	0060N	0190W	018	NE NW
AMC164470	COPPERSTONE 214	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0190W	018	NE NW SW SE

ACTIVE CLAIMS

Serial No	Claim Name/Number	County	D	Claim Type	Last A Yr	Mc Loc Dt	Mr Twn Rng Sec	Subdiv
AMC164471	COPPERSTONE 215	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 018	NW SW
AMC164472	COPPERSTONE 216	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 018	NW SW
AMC164473	COPPERSTONE 217	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 018	NW SW
AMC164474	COPPERSTONE 218	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 018	SW
AMC164475	COPPERSTONE 219	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 018	SW
AMC164476	COPPERSTONE 220	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 018	SW
AMC164477	COPPERSTONE 221	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 018	SW SE
AMC164478	COPPERSTONE 222	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 018	SW SE
	COPPERSTONE 222	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 019	NE NW
AMC164479	COPPERSTONE 223	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 018	SW
	COPPERSTONE 223	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 019	NW
AMC164480	COPPERSTONE 224	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 018	SW
	COPPERSTONE 224	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 019	NW
AMC164481	COPPERSTONE 225	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 018	SW
	COPPERSTONE 225	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 019	NW
AMC164482	COPPERSTONE 226	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 018	SW
	COPPERSTONE 226	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 019	NW
AMC164483	COPPERSTONE 227	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 018	SW
	COPPERSTONE 227	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 019	NW
	COPPERSTONE 227	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0200W 013	SE
	COPPERSTONE 227	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0200W 024	NE
AMC164484	COPPERSTONE 228	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0200W 013	SE
	COPPERSTONE 228	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0200W 024	NE
AMC164485	COPPERSTONE 229	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0200W 013	SE
	COPPERSTONE 229	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0200W 024	NE
AMC164486	COPPERSTONE 230	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0200W 013	SE

ACTIVE CLAIMS

Serial No	Claim Name/Number	County	D	Claim Type	Last A Yr	Mc Loc Dt	Mr	Twn	Rng	Sec	Subdiv
	COPPERSTONE 230	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	024	NE
AMC164487	COPPERSTONE 231	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	013	SW SE
	COPPERSTONE 231	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	024	NE NW
AMC164488	COPPERSTONE 232	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	013	SW
	COPPERSTONE 232	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	024	NW
AMC164489	COPPERSTONE 233	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	013	SW
	COPPERSTONE 233	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	024	NW
AMC164490	COPPERSTONE 234	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	013	SW
	COPPERSTONE 234	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	024	NW
AMC164491	COPPERSTONE 235	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	013	SW
	COPPERSTONE 235	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	024	NW
AMC164492	COPPERSTONE 236	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	023	NE
AMC164493	COPPERSTONE 237	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	023	NE
AMC164494	COPPERSTONE 238	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	023	NE
AMC164495	COPPERSTONE 239	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	024	NW
AMC164496	COPPERSTONE 240	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	024	NW
AMC164497	COPPERSTONE 241	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	024	NW
AMC164498	COPPERSTONE 242	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	024	NW
AMC164499	COPPERSTONE 243	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	024	NE NW
AMC164500	COPPERSTONE 244	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	024	NE
AMC164501	COPPERSTONE 245	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	024	NE
AMC164502	COPPERSTONE 246	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	024	NE
AMC164503	COPPERSTONE 247	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0190W	019	NW
	COPPERSTONE 247	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0200W	024	NE
AMC164504	COPPERSTONE 248	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0190W	019	NW
AMC164505	COPPERSTONE 249	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14	0060N	0190W	019	NW

ACTIVE CLAIMS

Serial No	Claim Name/Number	County	D	Claim Type	Last A Yr	Mc Loc Dt	Mr Twn Rng Sec	Subdiv
AMC164506	COPPERSTONE 250	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 019	NW
AMC164507	COPPERSTONE 251	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 019	NW
AMC164508	COPPERSTONE 252	LA PAZ	A	LODE CLAIM	2010	02/26/1982	14 0060N 0190W 019	NE NW
AMC164509	COPPERSTONE 253	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 023	NE SE
AMC164510	COPPERSTONE 254	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 023	NE SE
AMC164511	COPPERSTONE 255	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 023	NE SE
AMC164512	COPPERSTONE 256	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 023	SE
AMC164513	COPPERSTONE 257	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 023	SE
AMC164514	COPPERSTONE 258	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 023	SE
AMC164515	COPPERSTONE 259	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 023	SE
AMC164516	COPPERSTONE 260	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 023	SW SE
AMC164517	COPPERSTONE 261	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 023	SW
AMC164518	COPPERSTONE 262	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 023	SW
AMC164519	COPPERSTONE 263	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 023	SW
AMC164520	COPPERSTONE 264	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 022	SE
	COPPERSTONE 264	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 023	SW
AMC164521	COPPERSTONE 265	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 022	SE
AMC164522	COPPERSTONE 266	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 022	SE
AMC164523	COPPERSTONE 267	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 022	SW SE
AMC164524	COPPERSTONE 268	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 022	NE SE
AMC164525	COPPERSTONE 269	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 022	NE SE
AMC164526	COPPERSTONE 270	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 022	NE SE
	COPPERSTONE 270	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 023	NW SW
AMC164527	COPPERSTONE 271	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 023	NW SW
AMC164528	COPPERSTONE 272	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 023	NW SW
AMC164529	COPPERSTONE 273	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14 0060N 0200W 023	NW SW

ACTIVE CLAIMS

Serial No	Claim Name/Number	County	D	Claim Type	Last A Yr	Mc Loc Dt	Mr	Twn	Rng	Sec	Subdiv
AMC164530	COPPERSTONE 274	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	022	NE
	COPPERSTONE 274	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	023	NW
AMC164531	COPPERSTONE 275	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	022	NE
AMC164532	COPPERSTONE 276	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	014	SW
	COPPERSTONE 276	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	022	NE
	COPPERSTONE 276	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	023	NW
AMC164533	COPPERSTONE 277	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	014	SW
	COPPERSTONE 277	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	023	NW
AMC164534	COPPERSTONE 278	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	014	SW
	COPPERSTONE 278	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	023	NW
AMC164535	COPPERSTONE 279	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	014	SW
	COPPERSTONE 279	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	023	NW
AMC164536	COPPERSTONE 280	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	014	SW SE
AMC164537	COPPERSTONE 281	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	014	SW SE
AMC164538	COPPERSTONE 282	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	014	SW
AMC164539	COPPERSTONE 283	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	014	SW
AMC164540	COPPERSTONE 284	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	014	SW
AMC164541	COPPERSTONE 285	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	014	SW
AMC164542	COPPERSTONE 286	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	014	NW SW
AMC164543	COPPERSTONE 287	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	014	NW SW
AMC164544	COPPERSTONE 288	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	014	NW SW
AMC164545	COPPERSTONE 289	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	014	NE NW SW SE
AMC164546	COPPERSTONE 290	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	014	NE SE
AMC164547	COPPERSTONE 291	LA PAZ	A	LODE CLAIM	2010	02/27/1982	14	0060N	0200W	014	NE NW SE
AMC164548	COPPERSTONE 292	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14	0060N	0190W	019	NE
AMC164549	COPPERSTONE 293	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14	0060N	0190W	019	NE SE

ACTIVE CLAIMS

Serial No	Claim Name/Number	County	D	Claim Type	Last A Yr	Mc Loc Dt	Mr Twn Rng Sec	Subdiv
AMC164550	COPPERSTONE 294	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 019	NE
	COPPERSTONE 294	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 020	NW
AMC164551	COPPERSTONE 295	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 019	NE SE
	COPPERSTONE 295	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 020	NW SW
AMC164552	COPPERSTONE 296	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 020	NW
AMC164553	COPPERSTONE 297	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 020	NW SW
AMC164554	COPPERSTONE 298	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 020	NE NW
AMC164555	COPPERSTONE 299	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 020	NE NW SW SE
AMC164556	COPPERSTONE 300	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 020	NE
	COPPERSTONE 300	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 021	NW
AMC164557	COPPERSTONE 301	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 020	NE SE
	COPPERSTONE 301	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 021	NW SW
AMC164558	COPPERSTONE 302	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 021	NW
AMC164559	COPPERSTONE 303	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 021	NW SW
AMC164560	COPPERSTONE 304	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 021	NE NW
AMC164561	COPPERSTONE 305	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 021	NE NW SW SE
AMC164562	COPPERSTONE 306	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 021	NE
AMC164563	COPPERSTONE 307	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 021	NE SE
AMC164564	COPPERSTONE 308	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 021	NE
	COPPERSTONE 308	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 022	NW
AMC164565	COPPERSTONE 309	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 021	NE SE
	COPPERSTONE 309	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 022	NW SW
AMC164566	COPPERSTONE 310	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 022	NW
AMC164567	COPPERSTONE 311	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 022	NW SW
AMC164568	COPPERSTONE 312	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 022	NE NW
AMC164569	COPPERSTONE 313	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14 0060N 0190W 022	NE NW SW SE

ACTIVE CLAIMS

Serial No	Claim Name/Number	County	D	Claim Type	Last A Yr	Mc Loc Dt	Mr	Twn	Rng	Sec	Subdiv
AMC164570	COPPERSTONE 314	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14	0060N	0190W	022	NE
AMC164571	COPPERSTONE 315	LA PAZ	A	LODE CLAIM	2010	03/04/1982	14	0060N	0190W	022	NE SE
AMC220648	COPPERSTONE 316	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	027	NW
AMC220649	COPPERSTONE 317	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	022	SW SE
	COPPERSTONE 317	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	027	NE NW
AMC220650	COPPERSTONE 318	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	022	SE
	COPPERSTONE 318	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	027	NE
AMC220651	COPPERSTONE 319	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	022	SE
	COPPERSTONE 319	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	027	NE
AMC220652	COPPERSTONE 320	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	022	SE
	COPPERSTONE 320	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	023	SW
	COPPERSTONE 320	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	026	NW
	COPPERSTONE 320	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	027	NE
AMC220653	COPPERSTONE 321	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	023	SW
	COPPERSTONE 321	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	026	NW
AMC220654	COPPERSTONE 322	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	023	SW
	COPPERSTONE 322	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	026	NW
AMC220655	COPPERSTONE 323	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	023	SW
	COPPERSTONE 323	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	026	NW
AMC220656	COPPERSTONE 324	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	023	SW SE
	COPPERSTONE 324	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	026	NE NW
AMC220657	COPPERSTONE 325	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	023	SE
	COPPERSTONE 325	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	026	NE
AMC220658	COPPERSTONE 326	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	023	SE
	COPPERSTONE 326	LA PAZ	A	LODE CLAIM	2010	01/30/1984	14	0060N	0200W	026	NE
AMC220659	COPPERSTONE 327	LA PAZ	A	LODE CLAIM	2010	01/29/1984	14	0060N	0200W	023	SE

ACTIVE CLAIMS

Serial No	Claim Name/Number	County	D	Claim Type	Last A Yr	Mc Loc Dt	Mr Twn Rng Sec	Subdiv
	COPPERSTONE 327	LA PAZ	A	LODE CLAIM	2010	01/29/1984	14 0060N 0200W 026	NE
AMC220660	COPPERSTONE 328	LA PAZ	A	LODE CLAIM	2010	01/29/1984	14 0060N 0200W 023	SE
	COPPERSTONE 328	LA PAZ	A	LODE CLAIM	2010	01/29/1984	14 0060N 0200W 026	NE
AMC260459	COPPERSTONE 329	LA PAZ	A	LODE CLAIM	2010	08/26/1986	14 0060N 0200W 027	NW SW
AMC260460	COPPERSTONE 330	LA PAZ	A	LODE CLAIM	2010	08/26/1986	14 0060N 0200W 027	NE NW SW SE
AMC260461	COPPERSTONE 331	LA PAZ	A	LODE CLAIM	2010	08/26/1986	14 0060N 0200W 027	NE SE
AMC260462	COPPERSTONE 332	LA PAZ	A	LODE CLAIM	2010	08/26/1986	14 0060N 0200W 027	NE SE
AMC260463	COPPERSTONE 333	LA PAZ	A	LODE CLAIM	2010	08/26/1986	14 0060N 0200W 026	NW SW
	COPPERSTONE 333	LA PAZ	A	LODE CLAIM	2010	08/26/1986	14 0060N 0200W 027	NE SE
AMC260464	COPPERSTONE 334	LA PAZ	A	LODE CLAIM	2010	08/26/1986	14 0060N 0200W 026	NW SW
AMC260465	COPPERSTONE 335	LA PAZ	A	LODE CLAIM	2010	08/26/1986	14 0060N 0200W 026	NW SW
AMC260466	COPPERSTONE 336	LA PAZ	A	LODE CLAIM	2010	08/26/1986	14 0060N 0200W 026	NW SW
AMC260467	COPPERSTONE 337	LA PAZ	A	LODE CLAIM	2010	08/26/1986	14 0060N 0200W 026	NE NW SW SE
AMC260468	COPPERSTONE 338	LA PAZ	A	LODE CLAIM	2010	08/26/1986	14 0060N 0200W 026	NE SE
AMC260469	COPPERSTONE 339	LA PAZ	A	LODE CLAIM	2010	08/26/1986	14 0060N 0200W 026	NE SE
AMC335231	COPPERSTONE #1	LA PAZ	A	LODE CLAIM	2010	08/15/1995	14 0060N 0200W 012	NW SW
AMC335232	COPPERSTONE #2	LA PAZ	A	LODE CLAIM	2010	08/15/1995	14 0060N 0200W 012	NW SW
AMC335233	COPPERSTONE #3	LA PAZ	A	LODE CLAIM	2010	08/16/1995	14 0060N 0200W 012	SW
AMC335234	COPPERSTONE #4	LA PAZ	A	LODE CLAIM	2010	08/16/1995	14 0060N 0200W 012	SW
AMC335235	COPPERSTONE #5	LA PAZ	A	LODE CLAIM	2010	08/16/1995	14 0060N 0200W 011	SE
AMC335236	COPPERSTONE #6	LA PAZ	A	LODE CLAIM	2010	08/17/1995	14 0060N 0200W 023	NW
AMC335237	COPPERSTONE #7	LA PAZ	A	LODE CLAIM	2010	08/17/1995	14 0060N 0200W 023	NW
AMC335238	COPPERSTONE #8	LA PAZ	A	LODE CLAIM	2010	08/17/1995	14 0060N 0200W 023	NW SW
AMC335239	COPPERSTONE #9	LA PAZ	A	LODE CLAIM	2010	08/17/1995	14 0060N 0200W 023	NW SW
AMC335240	COPPERSTONE #10	LA PAZ	A	LODE CLAIM	2010	08/17/1995	14 0060N 0200W 014	SW SE
	COPPERSTONE #10	LA PAZ	A	LODE CLAIM	2010	08/17/1995	14 0060N 0200W 023	NE NW

ACTIVE CLAIMS

Serial No	Claim Name/Number	County	D	Claim Type	Last A Yr	Mc Loc Dt	Mr Twn Rng Sec	Subdiv
AMC335241	COPPERSTONE #11	LA PAZ	A	LODE CLAIM	2010	08/17/1995	14 0060N 0200W 014	SE
	COPPERSTONE #11	LA PAZ	A	LODE CLAIM	2010	08/17/1995	14 0060N 0200W 023	NE
AMC335242	COPPERSTONE #12	LA PAZ	A	LODE CLAIM	2010	08/17/1995	14 0060N 0200W 023	NW
AMC335243	COPPERSTONE #13	LA PAZ	A	LODE CLAIM	2010	08/17/1995	14 0060N 0200W 023	NE NW
AMC335244	COPPERSTONE #14	LA PAZ	A	LODE CLAIM	2010	08/17/1995	14 0060N 0200W 014	SW SE
AMC335245	COPPERSTONE #15	LA PAZ	A	LODE CLAIM	2010	08/17/1995	14 0060N 0200W 023	NW
AMC335246	COPPERSTONE #16	LA PAZ	A	LODE CLAIM	2010	08/15/1995	14 0060N 0200W 012	NW SW
AMC335247	COPPERSTONE #17	LA PAZ	A	LODE CLAIM	2010	08/16/1995	14 0060N 0200W 012	SW
AMC335248	COPPERSTONE #18	LA PAZ	A	LODE CLAIM	2010	08/16/1995	14 0060N 0200W 026	NE
AMC335249	COPPERSTONE #19	LA PAZ	A	LODE CLAIM	2010	08/16/1995	14 0060N 0200W 025	NW
	COPPERSTONE #19	LA PAZ	A	LODE CLAIM	2010	08/16/1995	14 0060N 0200W 026	NE
AMC335250	COPPERSTONE #20	LA PAZ	A	LODE CLAIM	2010	08/16/1995	14 0060N 0200W 025	NW
	COPPERSTONE #20	LA PAZ	A	LODE CLAIM	2010	08/16/1995	14 0060N 0200W 026	NE
AMC335251	COPPERSTONE #21	LA PAZ	A	LODE CLAIM	2010	08/16/1995	14 0060N 0200W 025	NW
AMC335252	COPPERSTONE #22	LA PAZ	A	LODE CLAIM	2010	08/16/1995	14 0060N 0200W 026	NE SE
AMC335253	COPPERSTONE #23	LA PAZ	A	LODE CLAIM	2010	08/16/1995	14 0060N 0200W 026	NE SE
AMC335254	COPPERSTONE #24	LA PAZ	A	LODE CLAIM	2010	08/16/1995	14 0060N 0200W 025	NW
	COPPERSTONE #24	LA PAZ	A	LODE CLAIM	2010	08/16/1995	14 0060N 0200W 026	NE SE
AMC335255	COPPERSTONE #25	LA PAZ	A	LODE CLAIM	2010	08/16/1995	14 0060N 0200W 025	NW SW
	COPPERSTONE #25	LA PAZ	A	LODE CLAIM	2010	08/16/1995	14 0060N 0200W 026	SE
AMC335256	COPPERSTONE #26	LA PAZ	A	LODE CLAIM	2010	08/17/1995	14 0060N 0200W 023	NE NW SW SE
AMC335257	COPPERSTONE #27	LA PAZ	A	LODE CLAIM	2010	08/17/1995	14 0060N 0200W 023	NE SE
AMC335258	COPPERSTONE #28	LA PAZ	A	LODE CLAIM	2010	08/17/1995	14 0060N 0200W 023	SW SE
AMC335259	COPPERSTONE #29	LA PAZ	A	LODE CLAIM	2010	08/17/1995	14 0060N 0200W 023	SE

Janice K. Brewer
Governor

Maria Baier
State Land
Commissioner

ARIZONA STATE LAND DEPARTMENT

Received from vendor: SEP 25 2009
Sent to Vancouver:
Check Received from Vancouver:

September 22, 2009

CERTIFIED NO. 91 7108 2133 3932 3746 2448

Mr. Joe Fabrizio
American Bonanza Gold Mining Corp.
290 Gentry Way Suite 6
Reno, NV 89502

RE: Mineral Exploration Permits 08-113911 and 08-113912

Dear Mr. Fabrizio:

Please be advised that the referenced applications for mineral exploration permits have been approved.

The billings enclosed are rental (@ $2.00 per acre) for the following state lands located in La Paz county, which were available at the time of application;

08-113911 – T.6N – R.19W – Sec. 6; Lots 1-11; S2NE; SENW; E2SW; SE; 701.78 acres

08-113912 – T.6N – R.19W – Sec.7; Lots 1-4; E2; E2W2; 636.40 acres

Please note your current $3,000.00 cash bonds posted for Permits 08-109953 and 08-109954 will be transferred to these permits.

The rental payments must be submitted on or before the due date indicated on the enclosed statements. If the payments are not submitted to this office, your applications will automatically be denied.

Sincerely,

Elizabeth Villa

Elizabeth Villa
Administrative Assistant
Minerals Section

AMENDED AND RESTATED

COPPERSTONE LEASE/CONTRACT

BY AND BETWEEN

THE PATCH LIVING TRUST

AND

AMERICAN BONANZA GOLD CORP.

AMENDED AND RESTATED

COPPERSTONE LEASE/CONTRACT

BY AND BETWEEN

THE PATCH LIVING TRUST

AND

AMERICAN BONANZA GOLD CORP.

TABLE OF CONTENTS

AMENDED AND RESTATED
COPPERSTONE LEASE/CONTRACT

Effective June 12, 2005

THIS LEASE is made by and between The Patch Living Trust of 6850 North 86th Street, Scottsdale, Arizona 85250, hereinafter called Owner, and American Bonanza Gold Corp. of 290 Gentry Way – Suite #6, Reno, Nevada 89502, hereinafter called Lessee, and renews, amends and restates as so amended the Copperstone Lease/Contract dated effective as of June 12, 1995 between Owner and Royal Oak Mines (USA), Inc., the predecessor in interest to Lessee.

For the sum of ten dollars ($10.00) and other valuable considerations as herein contained and with all dollar amounts and other values denoted herein in U.S. currency, Owner agrees to lease to Lessee the mining claims and all improvements and facilities known as the Copperstone Mine located in La Paz county, Arizona and owned entirely by Owner and more particularly described in Exhibit "A" attached hereto.

Lessee agrees to lease the described properties on the terms and conditions contained herein.

Item 1. Data Access

Lessee shall have access to and possession of Owner's office building, data room and all data located on the Copperstone Mine at once and hereby agrees to safeguard and shall be responsible for care and safety of same. Said data may be copied and only copies will be permitted to leave the premises.

Item 2. Facilities Access

Lessee shall have immediate access to all facilities and parts of the leased premises not currently used by Cyprus Copperstone Gold Corp. in its final stage of reclamation of the mill pond tailings area, the heap leach area, and other final required reclamation, if any. It being further understood that Cyprus has the right to use some of the facilities to finish their reclamation obligation but that Cyprus does not have a lease on any of the properties as described in Exhibit "A" and Cyprus has no rights except as described herein. Cyprus has the obligation to maintain and/or repair all of the facilities and to pay all electricity bills until they are done with their reclamation work. This includes required road maintenance. All facilities are the sole property of Owner.

Item 3. Conduct of Activities

Lessee shall have the right to begin operations as it sees fit at once, it being understood that there now exists considerable tonnage of ore ready for mining and processing and drill information indicating much more ore is probable. Lessee agrees to conduct all

activities in a good and miner-like manner and conforming with all existing or future laws as pertains to mining and reclamation.

Item 4. Compliance with Laws: Environmental Obligations

Lessee shall at all times comply with all applicable present or future federal, state, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to the property; provided, however, Lessee shall have the right to contest any of the same if such contest does not jeopardize the title to the property or Owner's rights under this agreement.

Lessee shall timely and fully perform all reclamation required by all governmental authorities pertaining or related to its conduct on the property or required under this agreement except that lessee shall not be liable for any reclamation or environmental obligations that were created or caused by any former Lessees or entities prior to June 12, 1995. Lessee covenants and agrees not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the property which constitutes a nuisance or which results in a violation of or liability under any present or future applicable state, federal or local environmental or reclamation law, statutes, rule, regulation, permit, ordinance, certificate, license and other regulatory requirement, policy or guideline (collectively "Environmental Obligations"). In the event Lessee fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Lessee shall at Lessee's sole cost and expense, promptly remedy and correct such failure to comply, satisfy such liability, and cure such breach and satisfy all obligations in connection therewith.

Lessee covenants and agrees to indemnify and hold Owner harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), losses, costs, damages, expenses, attorney fees and causes of action asserted against Owner related to Lessee's failure to comply with and satisfy Environmental Obligations or other obligations under this agreement.

The Owner covenants and agrees to indemnify the Lessee and to hold Lessee harmless from any and all liabilities, obligations, losses, costs, damages, expenses, attorney fees and causes of action asserted against Lessee related to any of the Owner's Lessee(s) or holder(s) of title prior to June 12, 1995 where their failure to comply with and satisfy prior Environmental Obligations are concerned.

The covenants and agreements of this Item 4 shall survive the termination of Lessee's rights under this agreement or to the property or any portion thereof.

Item 5. Work Commitment

Owner acknowledges that Lessee has completed its work commitment to expend not less than $200,000 for the benefit of the subject properties during the first year of the lease

and that Lessee has completed the expenditure of $1,000,000 total over the 5 year period described in Item 5 of the June 12, 1995 lease.

Item 6. Permit Costs

Lessee hereby agrees to apply for and pay the costs relating to permits of any kind needed for its activities.

Item 7. Power Line Bonding

Lessee hereby agrees to pay $70,000 required bonding for eventual reclamation of the power line. This payment must be paid to the Arizona Public Service Company when this lease is executed for the account and benefit of Owner. When Cyprus is done using power and has paid for all power used by it, Lessee will begin paying all power bills for the Copperstone Mine. Owner agrees to pay bonding for the top soil placement on the millsite grounds when eventual reclamation is due.

Item 8. Facilities Maintenance

Lessee hereby agrees to safeguard and to accept all maintenance and repair of each facility as soon as Cyprus is through with the use of each one. This includes the wells and all water systems, all roads and fences, all buildings and their appliances, plumbing, electrical, structures and appurtenances. All of the facilities are owned by Owner and shall be delivered to the Lessee by the Owner and Cyprus in a state of good repair and operational.

Item 9. Insurance

The Lessee hereby agrees to provide and to maintain all such insurance as is (i) required by law and (ii) necessary to properly protect the Owner and royalty holder from financial damage or disaster arising from or related to Lessee's operations and use of the property.

Item 10. Taxes and Holding Fees

Lessee hereby agrees to pay all taxes which become due and owing from and after Lessee assumption of possession including county, State and Federal taxes assessed or levied on or against the Copperstone properties and improvements thereon or therein when due and payable. This shall include the Federal holding fees or assessment work requirements involving all Copperstone property mining claims which at present is due August 31, 2005.

Item 11. Royalties

Lessee agrees to pay the Owner a production gross royalty with no deductions. The production gross royalty will be adjusted based on the price of gold in U.S. dollars as follows:

Price of Gold (U.S.$/oz)	Gross Production Royalty
Less than $350	1%
$350 – 400.99	2%
$401 - $450.99	3%
$451 - $500.99	4%
$501 - $550.99	5%
Over $551	6%

The foregoing royalties shall be paid based on the Lessee's receipts when it refines and/or sells the gold or other mineral products (if any) but in any event will be calculated each month and an estimated royalty will be paid to the Owner within the following 30 days for the preceding month's production based on that month's average daily gold price per troy ounce as published by the London Gold Exchange.

With respect to gold, the Owner may elect to receive its Production Royalty in kind by physical delivery of gold bullion for any calendar year, by notifying the Lessee in writing of its election on or before December 1 in the preceding calendar year. An election by Owner to receive the Production Royalty for gold in kind shall be irrevocable for the calendar year for which it is made. Failure of Owner to notify Lessee by December 1 of its election to take the Production Royalty in kind, shall be deemed a waiver by Owner of all rights to take the Production Royalty in kind during the following calendar year. On or before 30 days following the proceeding month's production, Lessee shall make the bullion available to Owner at the place where the bullion has been refined. The bullion shall be in the form in which the Lessee sells or otherwise disposes of same. Lessee shall provide prior notice to Owner of the name and location of the refinery and the date or dates on which the bullion will be available to the Owner.

The parties agree that the Lessee shall have no obligation to account to Owner and the Owner shall have no interest or right to participate in any profits or proceeds from or of future contracts, forward sales, hedging or any other similar marketing mechanisms employed by the Lessee or its affiliates with respect to any minerals produced from the mining claims. The production gross royalty shall be based solely on products produced from the mining claims.

Item 12. Annual Payments

Lessee hereby agrees to pay to Owner the sum of $30,000 as a minimum advance royalty payment on the first year anniversary of this lease and then $30,000 every yearly anniversary thereafter with the provision that such sum or sums can be recovered by Lessee out of future production royalties that exceed the said minimum. However, the

minimum of $30,000 per year must be paid each year at all times during the life of this lease unless Lessee terminates this lease prior to a yearly anniversary, in which case all further minimum royalty payments shall cease.

The Owner acknowledges that the minimum advance royalty payments are made in lieu of any express or implied covenant of diligent development of the mining claims.

Item 13. Ore Stockpiling

Lessee may stockpile ore on the properties described in Exhibit "A" except not on the State leased properties and may not stockpile ore on anyone else's property outside of this lease. Lessee may sell concentrates but must pay Owner the described royalty from receipts of the sale of concentrate within 30 days of sale. Said receipts would be based on weight, measure and assay value of the concentrate.

Item 14. Tailings and Residues

All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively "Materials") resulting from Lessee's operations and activities on the property shall be the sole property of Lessee, but shall remain subject to the production royalty as described herein if the same is processed or reprocessed, as the case may be by the Lessee and/or its nominees at some future time and result in the production of Precious Metals or other minerals or products.

Item 15. Area of Interest

If either Owner or Lessee should locate or otherwise acquire mining claims or mining property within 1 mile of the exterior boundary of the claims described in Exhibit "A" such claims shall become subject to and a part of this lease and its terms and conditions.

Item 16. Termination

Lessee may terminate this lease by giving owner 90 days notice of termination and will not be obligated to make further payments except for those that will have already accrued up to the termination date. Lessee will be obligated to perform or satisfy any other obligations assumed or created by Lessee prior to the termination date. Lessee will provide Owner with all data pertaining to the properties within the ninety (90) day termination time frame and all leasehold improvements will become the property of Owner except for a mill built by Lessee. However, Owner will have first right of refusal to purchase the mill at a price and such terms as may be offered by other parties and is acceptable to the Lessee. Upon termination, Lessee will promptly provide Owner with a Quit Claim Deed to all Copperstone mining claims as listed in Exhibit "A" herein. It is further agreed that all workings such as adits, declines, shafts, open pits or other on surface or underground improvements (excluding generator, compressors, and all mobile or stationary equipment, tools and other personal property belonging to and removable

within 60 days of termination by the Lessee) shall be left intact, open, and usable with all supports and timbers in place unless contrary to law.

Item 17. Production Records, etc.

Lessee will keep records of all ore mined, milled or processed and the products recovered therefrom, and shall give Owner a copy each month along with records of any sales made during the month. These records shall be in the form usually found in the mining business. Lessee also agrees to give Owner a statement of royalties accrued, and/or paid each month. Should a conflict arise, Owner or Lessee may call for an audit and if no more than 5% discrepancy is found the party calling for the audit must pay for the audit. If any other dispute should arise and not be resolved within a reasonable time, Lessee may put all payments due to Owner in an interest bearing account to be paid to Owner when the dispute is settled. However, if a settlement is not reached between the Owner and Lessee it must be than adjudicated under Arizona state law and in the State of Arizona.

For the purpose of reporting to the Internal Revenue Service payments made by the Lessee to he Owner, Owner's taxpayer Identification or Social Security number is 564-05-1399.

Item 18. Liabilities Indemnification

Lessee expressly agrees to indemnify Owner from all liabilities, or obligations created or caused by its actions or inactions, and shall not permit any liens to be placed on or against the properties or facilities and will place "No Lien" notices on the properties a copy of which will be recorded in the La Paz county court-house.

Item 19. Properties Access

Owner or his agent(s) may enter upon the leased premises at any reasonable time with notice to Lessee and shall not hold Lessee responsible for liabilities or injuries suffered by them except for Lessee's negligence.

Item 20. Title

Owner hereby warrants that it has good, clear and merchantable title to all properties as described in Exhibit "A" subject only to the paramount title of the United States of America. Owner warrants that there are no unresolved disputes as to ownership or possession of the mining claims in Exhibit "A' and that Owner is entitled to lease the said properties. Owner has complied with all laws and requirements as relate to mining claims in the United States, and that owner will defend at Owner's expense such title and Lessee's right to peaceful enjoyment of the said properties. The Owner agrees to assist in lawful transfer of necessary permits to Lessee.

Lessee has heretofore had the opportunity to investigate title as represented, and accepts Owner's representation of title.

If any person other than Owner asserts or claims any right and/or interest in the mining claims arising out of any act or occurrence prior to June 12, 1995, any sums payable otherwise to Owner maybe deposited by Lessee in an interest bearing escrow account until the dispute is resolved.

Item 21. Purchase Option

Lessee hereby has the first right of refusal to purchase all of Owner's right and ownership of all properties described in Exhibit "A" and all facilities, rights, buildings, wells, pipelines electric transformers, switch gear, offices, data and any and all of Owner's interest in anyway associated with the Copperstone Mine at such a price and upon such terms as is offered by other parties and is acceptable to Owner.

Item 22. Controlling Law

This lease will be subject to the laws of Arizona where it is executed and should a legal conflict arise between Owner and Lessee the losing party must pay the prevailing party's court costs and legal fees.

Item 23. Default

Failure by Lessee to perform or comply with any of the terms, provisions or conditions of this agreement, express or implied shall not automatically terminate this agreement nor render it null and void. In case of such default, Owner may notify Lessee in writing of such breach, and Lessee shall have a period of thirty (30) days after receipt of such notice within which to cure the default or diligently commence to cure the default within a reasonable time, provided that the period of time for remedying such default shall be extended by any time that Lessee is prevented from acting because of force majeure conditions or periods of lack of market. With respect to the payment of any monetary obligations which become due hereunder, if Lessee fails to make any such payment, it shall have a period of fourteen (14) days after the receipt of notice from Owner of such default to pay Owner. If Lessee fails to cure or diligently commence to cure the default within the time herein stated, Owner may thereupon terminate this agreement by giving written notice to Lessee of such termination. Such time periods may be shortened by the exigencies attendant on any particular default of Lessee.

Item 24. Force Majeure

The failure to perform or to comply with any of the covenants or conditions of this agreement (except the payment of monetary obligations), either expressed or implied, on the part of Lessee shall not be a ground for cancellation or termination or forfeiture hereof, during such time as such failure to perform is caused, or compliance is prevented

by storms, droughts or other severe weather conditions, fire, floods, washouts or landslides, accidents, mill shutdown, damage to or destruction of mill or mill plant facilities, or inability, after diligent effort, to obtain competent labor service or materials, civil or military disorders, insurrection or riots, strikes, lockouts or other labor disturbances, laws, orders, rules, enactment of regulations of governmental authority or legal actions; acts of God; or any other cause whatsoever beyond the control of Lessee, and Lessee shall be excused from and not be held liable for, such failure to perform or to comply. If Lessee is prevented from engaging in development, mining, or processing operations by any such cause, the time of such delay or interruption shall not be counted against the term hereof, and the term of this agreement shall be extended while and so long as Lessee is so prevented from conducting such operations. Lessee shall notify Owner of any event of force majeure as soon as possible after affected thereby. The existence of any event of force majeure shall not relieve Lessee of the obligation to make minimum advance royalty payments.

Item 25. Assignment

The rights and estate of either party may be transferred or assigned, in whole or in part, provided that no change or division in the ownership of the Claims shall be binding on Owner or Lessee until forty-five (45) days after receipt of written notice to Owner or Lessee, respectively, together with a certified copy of the recorded instrument or instruments evidencing such change or division. Notwithstanding the above, no change or division in ownership of the Claims shall operate to enlarge the obligations or diminish the rights of Owner or Lessee under this agreement. Any assignment shall be subject to this agreement. Any assignment by Lessee shall be subject to written approval by Owner before becoming effective. Owner shall not withhold such approval unreasonably.

Item 26. Binding Effect

All of the covenants and terms of this agreement shall run with the land and shall inure to the benefit of, and be binding upon, the parties hereto and their devisees, respective heirs, personal representatives, successors and assigns.

Item 27. Legal Capacity

Both Owner and Lessee has the proper legal authority to bind their respective entities to this contract/lease. Both have a signed copy and this document contains the entire agreement.

Item 28. No Partnership

This agreement does not create expressly or by implication a joint venture or partnership relationship.

Item 29. Recording

This lease/contract may not be recorded except in a memorandum form with the entire lease document controlling.

Item 30. Provisions Waived

If any provision is found to be not legal or to be waived it shall not affect the remaining provisions of this lease/contract.

Item 31. Lease Term

This lease shall be valid for ten (10) years provided all terms and conditions are met and that the property is not abandoned. This lease has been renewed for ten years on and from June 12, 2005 and is renewable for one or more ten-year terms at Lessee's option under the same terms and conditions as set forth herein provided all material terms and conditions have been met.

Item 32. Entire Agreement

This agreement contains the entire agreement between Parties, and no oral agreement, promise, statement or representation which is not contained herein shall be binding on the Parties unless subsequently reduced to writing and signed by the Parties. The provisions of this agreement shall supersede all previous oral or written agreements between the Parties hereto and time is of the essence.

PURPOSELY LEFT BLANK

IN WITNESS WHEREOF, the Owner and Lessee have executed this Amended and Restated Copperstone Lease/Contract effective as of the 12th day of June, 2005.

OWNER:	LESSEE:
THE PATCH LIVING TRUST Dated the 10th day of March, 1982,	AMERICAN BONANZA GOLD CORP.
By: ______________________ Dan Patch, Trustee	By: ______________________ Brian Kirwin, President & CEO

STATE OF ARIZONA)
) ss.
COUNTY OF MARICOPA)

The forgoing instrument was acknowledged before me this 7th day of June, 2005 by Dan Patch, Trustee under the Patch Living Trust dated the 10th day of March, 1982.

____
Notary Public

My Commission Expires: 9/14/2007

CHRISTOPHER M. MORTON
NOTARY PUBLIC – ARIZONA
MARICOPA COUNTY
My Commission Expires
September 14, 2007

STATE OF Nevada)
) ss.
COUNTY OF Washoe)

The forgoing instrument was acknowledged before me this 10th day of June, 2005 by Brian Kirwin, the President & CEO of American Bonanza Gold Corp. on behalf of the Corporation.

____
Notary Public

My Commission Expires: 10-10-07

IRENE JACKINS
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 99-37655-2 - Expires October 10, 2007

EXHIBIT "A"

EXHIBIT "A" to Copperstone Lease by and between The Patch Living Trust (as "Owner") and American Bonanza Gold Corp., as ("Lessee") and pertaining to the following described unpatented (lode) mining claims situated in the Plomosa Mining District, La Paz County, State of Arizona, the location notices of which are of record in the office of the Clerk or Recorder of said county as follows:

Unpatented Lode Mining Claims located in Sections 6-10, 15-23, Township 6 North, Range 19 West; Sections 1, 2, 10-14, 22-27, Township 6 North, Range 20 West; Sections 24, 25, 36, Township 7 North, Range 20 West; Section 19, Township 7 North, Range 19 West, GSRM, described as follows:

	Recordation		Amended Recordation	BLM Serial
Name of Claim	Book	Page	Instrument	Number (AMC)
Iron Reef #1 – 10	1168	69-88		105953-105962
Copperstone #1-14	95-03966 -03979			335231-335244
Copperstone #15-17	95-03980 -03982			335245-335247
Copperstone #18-29	95-03983 -03994			335248-335259
Copperstone #30-40	1151	145-157	86-2329 – 2339	98423-98433
Copperstone #41-53	1152	181-205	86-2340 – 2352	98957-98969
Copperstone #54-57	1152	763-770	86-2353 – 2356	98970-98973
Copperstone #58-62	1152	771-779	86-2357 – 2361	98974-98978
Copperstone #63	1152	781	86-2362	98979
Copperstone #64-65	1173	716-719	86-2363 – 2364	108058-108059
Copperstone #101-115	1254	76-105	86-2365 – 2379	144884-144898
Copperstone #116A	1254	107	86-2380	144899
Copperstone #117-120	1254	109-115	86-2381 – 2384	144900-144903
Copperstone #122-127	1254	119-129	86-2385 – 2390	144905-144910
Copperstone #129-131	1254	133-138	86-2391 – 2393	144912-144914
Copperstone #132-133	1254	139-140	86-2394 – 2395	144915-144916
Copperstone #134	1254	142	86-2396	144917
Copperstone #136-139	1254	147-154	86-2397 – 2400	144919-144922
Copperstone #140-150	1254	155-175	86-2401 – 2411	144923-144933
Copperstone #151-161	1254	176-197	86-2412 – 2422	144934-144944
Copperstone #162-171	1276	349-371	86-2423 – 2432	164418-164427
Copperstone #172A	1276	373	86-2433	164428
Copperstone #183A	1276	395	86-2434	164439
Copperstone #184-191	1276	397-410	86-2435 – 2442	164440-164447
Copperstone #192A	1276	412	86-2443	164448
Copperstone #210-315	1276	448-658	86-2444 – 2549	164466-164571
Copperstone #316-328	84-2460-2472		86-2550 - 2562	220648-220660
Copperstone #329-339	86-4548-4558			260459-260469

TABLE OF CONTENTS

CKE

COPPERSTONE LEASE/CONTRACT

Effective June 12, 1995

THIS LEASE is made by and between The Patch Living Trust of 6850 North 86th Street, Scottsdale, Arizona 85250, hereinafter called Owner, and Royal Oak Mines (USA) Inc. of 5501 Lakeview Drive, Kirkland, Washington 98033, hereinafter called Lessee.

For the sum of ten dollars ($10.°°) and other valuable considerations as herein contained and with all dollar amounts and other values denoted herein in U.S. currency, Owner agrees to lease to Lessee the mining claims and all improvements and facilities known as the Copperstone Mine located in La Paz county, Arizona and owned entirely by Owner and more particularly described in Exhibit "A" attached hereto.

Lessee agrees to lease the described properties on the terms and conditions contained herein.

Item 1. Data Access: Lessee shall have access to and possession of Owner's office building, data room and all data located on the Copperstone Mine at once and hereby agrees to safeguard and shall be responsible for care and safety of same. Said data may be copied and only copies will be permitted to leave the premises.

Item 2. Facilities Access: Lessee shall have immediate access to all facilities and parts of the leased premises not currently used by Cyprus Copperstone Gold Corp. It being understood that Cyprus is in the final stage of reclamation of the mill pond tailings area, the heap leach area, and other final required reclamation, and that Cyprus may have a small crew on the premises for about 6 months from this date. It being further understood that Cyprus has the right to use some of the facilities to finish their reclamation obligation but that Cyprus does not have a lease on any of the properties as described in Exhibit "A" attached hereon and by reference made a part hereof, and Cyprus has no rights except as described herein. Cyprus has the obligation to maintain and/or repair all of the facilities and to pay all electricity bills until they are done with

their reclamation work. This includes required road maintenance. All facilities are the sole property of Owner.

Item 3. Conduct of Activities: Lessee shall have the right to begin operations as it sees fit at once, it being understood that there now exists considerable tonnage of ore ready for mining & processing and drill information indicating much more ore is probable. Lessee agrees to conduct all activities in a good and miner-like manner and conforming with all existing or future laws as pertains to mining and reclamation.

Item 4. Compliance with Laws; Environmental Obligations: Lessee shall at all times comply with all applicable present or future federal, state, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to the property; provided, however, Lessee shall have the right to contest any of the same if such contest does not jeopardize the title to the property or Owner's rights under this agreement.

Lessee shall timely and fully perform all reclamation required by all governmental authorities pertaining or related to its conduct on the property or required under this agreement except that lessee shall not be liable for any reclamation or environmental obligations that were created or caused by any former Lessees or entities prior to the effective date of this lease. Lessee covenants and agrees not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the property which constitutes a nuisance or which results in a violation of or liability under any present or future applicable state, federal or local environmental or reclamation law, statute, rule, regulation, permit, ordinance, certificate, license and other regulatory requirement, policy or guideline (collectively "Environmental Obligations"). In the event Lessee fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Lessee shall, at Lessee's sole cost and expense, promptly remedy and correct such failure to comply, satisfy

such liability, and cure such breach and satisfy all obligations in connection therewith.

Lessee covenants and agrees to indemnify and hold Owner harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), losses, costs, damages, expenses, attorney fees and causes of action asserted against Owner related to Lessee's failure to comply with and satisfy Environmental Obligations or other obligations under this agreement.

The Owner covenants and agrees to indemnify the Lessee and hold Lessee harmless from any and all liabilities, obligations, losses, costs, damages, expenses, attorney fees and causes of action asserted against Lessee related to any of the Owner's prior Lessee(s) or holder(s) of title where their failure to comply with and satisfy prior Environmental Obligations are concerned.

The covenants and agreements of this Item 4 shall survive the termination of Lessee's rights under this agreement or to the property or any portion thereof.

Item 5. Work Commitment: Lessee hereby agrees to a work commitment, and to expend not less than \$200,000.°° for the benefit of the subject properties during the first year of the lease and the option to spend \$1,000,000.°° total over a 5 year period including operating costs. It is expressly understood that these sums are in addition to the bonding, permit, and holding fee costs.

Item 6. Permit Costs: Lessee hereby agrees to apply for and pay the costs relating to permits of any kind needed for its activities.

Item 7. State Lease Bonding: Lessee hereby agrees to pay bonding and rental charges for state exploration permits in the amount of \$8,675.°° upon execution of this lease all for the account and benefit of Owner.

C.P.

Item 8. Power Line Bonding: Lessee hereby agrees to pay $70,000.00 required bonding for eventual reclamation of the power line. This payment must be paid to the Arizona Public Service Company when this lease is executed for the account and benefit of Owner. When Cyprus is done using power and has paid for all power used by it, Lessee will begin paying all power bills for the Copperstone Mine. Owner agrees to pay bonding for the top soil placement on the millsite grounds when eventual reclamation is due.

Item 9. Facilities Maintenance: Lessee hereby agrees to safeguard and to accept all maintenance and repair of each facility as soon as Cyprus is through with the use of each one. This includes the wells and all water systems, all roads and fences, all buildings and their appliances, plumbing, electrical, structures and appurtenances. All of the facilities are owned by Owner and shall be delivered to the Lessee by the Owner and Cyprus in a state of good repair and operational.

Item 10. Insurance: The Lessee hereby agrees to provide and to maintain all such insurance as is (i) required by law and (ii) necessary to properly protect the Owner and royalty holder from financial damage or disaster arising from or related to Lessee's operations and use of the property.

Item 11. Taxes & Holding Fees: Lessee hereby agrees to pay all taxes which become due and owing from and after Lessee assumption of possession including county, State and Federal taxes assessed or levied on or against the Copperstone properties and improvements thereon or therein when due and payable. This shall include the Federal holding fees or assessment work requirements involving all Copperstone property mining claims which at present is due August 31, 1995. And shall include lease payments and bonding on State of Arizona permits as described in Exhibit "A".

Item 12. Royalties: Lessee agrees to pay the Owner a production gross royalty with no deductions. The production gross royalty will be adjusted based on the price of gold in U.S. dollars as follows:

C.L.P.

Price of Gold (U.S. $/oz.)	Gross Production Royalty
Less than $350	1%
$350 - $400.99	2%
$401 - $450.99	3%
$451 - $500.99	4%
$501 - $550.99	5%
over $551	6%

The foregoing royalties shall be paid based on the Lessee's receipts when it refines and/or sells the gold but in any event will be calculated each month and an estimated royalty will be paid to the Owner within the following 30 days for the preceding month's production based on that month's average daily gold price per troy ounce as published by the London Gold Exchange.

The parties agree that the Lessee shall have no obligation to account to Owner and the Owner shall have no interest or right to participate in any profits or proceeds from or of future contracts, forward sales, hedging or any other similar marketing mechanisms employed by the Lessee or its affiliates with respect to any minerals produced from the mining claims. The production gross royalty shall be based solely on products produced from the mining claims.

Item 13. Annual Payments: After the initial payments upon signing of this Lease/Contract as described in Items 7 and 8 herein and unless Lessee terminates this lease within 12 months from date of signing, Lessee hereby agrees to pay to Owner the sum of $30,000 as a minimum advance royalty payment on the first year anniversary of this lease and then $30,000 every yearly anniversary thereafter with the provision that such sum or sums can be recovered by Lessee out of future production royalties that exceed the said minimum. However, the minimum of $30,000 per year must be paid each year at all times during the life of this lease unless Lessee terminates this lease prior to a yearly anniversary, in which case all further minimum royalty payments shall cease.

The Owner acknowledges that the minimum advance royalty payments are made in lieu of any express or implied covenant of diligent development of the mining claims.

Item 14. Ore Stockpiling: Lessee may stockpile ore on the properties described in Exhibit "A" except not on the State leased properties and may not stockpile ore on anyone else's property outside of this lease. Lessee may sell

concentrates but must pay Owner the described royalty from receipts of the sale of concentrate within 30 days of sale. Said receipts would be based on weight, measure and assay value of the concentrate.

Item 15. Tailings and Residues: All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively "Materials") resulting from Lessee's operations and activities on the property shall be the sole property of Lessee, but shall remain subject to the production royalty as described herein if the same is processed or reprocessed, as the case may be by the Lessee and/or its nominees at some future time and result in the production of Precious Metals or Other Minerals or products.

Item 16. Area of Interest: If either Owner or Lessee should locate or otherwise acquire mining claims or mining property within 1 mile of the exterior boundary of the claims described in Exhibit "A" such claims shall become subject to and a part of this lease and its terms & conditions.

Item 17. Termination: Lessee may terminate this lease by giving owner 90 days notice of termination and will not be obligated to make further payments except for those that will have already accrued up to the termination date. Lessee will be obligated to perform or satisfy any other obligations assumed or created by Lessee prior to the termination date. Lessee will provide Owner with all data pertaining to the properties within the ninety (90) day termination time frame and all leasehold improvements will become the property of Owner except for a mill built by lessee. However, Owner will have first right of refusal to purchase the mill at a price and such terms as may be offered by other parties and is acceptable to the Lessee. Upon termination, Lessee will promptly provide Owner with a Quit Claim Deed to all Copperstone mining claims as listed in Exhibit "A" herein. It is further agreed that all workings such as adits, declines, shafts, open pits or other on surface or underground improvements (excluding generators, compressors, and all mobile or stationary equipment, tools and other personal property belonging to and removable within 60

DP

days of termination by the Lessee.) shall be left intact, open, and usable with all supports & timbers in place unless contrary to law.

Item 18. Production Records, etc.: Lessee will keep records of all ore mined, milled or processed and the products recovered therefrom, and shall give Owner a copy each month along with records of any sales made during the month. These records shall be in the form usually found in the mining business. Lessee also agrees to give Owner a statement of royalties accrued, and/or paid each month. Should a conflict arise, Owner or Lessee may call for an audit and if no more than 5% discrepancy is found the party calling for the audit must pay for the audit. If any other dispute should arise and not be resolved within a reasonable time, Lessee may put all payments due to Owner in an interest bearing account to be paid to Owner when the dispute is settled. However, if a settlement is not reached between the Owner and Lessee it must be than adjudicated under Arizona state law and in the State of Arizona.

For the purpose of reporting to the Internal Revenue Service payments made by the Lessee to the Owner, Owner's taxpayer Identification or Social Security number is 564-05-1399.

Item 19. Liabilities Indemnification: Lessee expressly agrees to indemnify Owner from all liabilities, or obligations created or caused by its actions or inactions, and shall not permit any liens to be placed on or against the properties or facilities and will place "No Lien" notices on the properties a copy of which will be recorded in the La Paz county court-house.

Item 20. Properties Access: Owner or his agent(s) may enter upon the leased premises at any reasonable time with notice to Lessee and shall not hold Lessee responsible for liabilities or injuries suffered by them except for Lessee's negligence.

Item 21. Title: Owner hereby warrants that it has good, clear and merchantable title to all properties as described in Exhibit "A" subject only to the paramount title of the United States of

KP.

America and the state of Arizona, excepting therefrom Sections 6 & 7, Twsp 6 North and Rnge 19 West, G.S.R.B.M., wherein title is restricted to a mineral exploration permit. Owner warrants that there are no unresolved disputes as to ownership or possession of the mining claims in Exhibit "A" and that Owner is entitled to lease the said properties. Owner has complied with all laws and requirements as relate to mining claims in the United States, and that Owner will defend at Owner's expense such title and Lessee's right to peaceful enjoyment of the said properties. The Owner agrees to assist in lawful transfer of necessary permits to Lessee.

Lessee has sixty (60) days in which to investigate title as represented, after which time has elapsed Lessee accepts Owner's representation of title.

If any person asserts or claims any right and/or interest in the mining claims other than Owner, any sums payable otherwise to Owner may be deposited by Lessee in a interest bearing escrow account until the dispute is resolved.

Item 22. Purchase Option: Lessee hereby has the first right of refusal to purchase all of Owner's rights and ownership of all properties described in Exhibit "A" and all facilities, rights, buildings, wells, pipelines, electric transformers, switch gear, offices, data and any and all of Owner's interest in anyway associated with the Copperstone Mine at such a price and upon such terms as is offered by other parties and is acceptable to Owner.

Item 23. Controlling Law: This lease will be subject to the laws of Arizona where it is executed and should a legal conflict arise between Owner & Lessee the losing party must pay the prevailing party's court costs & legal fees.

Item 24. Default: Failure by Lessee to perform or comply with any of the terms, provisions or conditions of this agreement, express or implied shall not automatically terminate this agreement nor render it null and void. In case of such default, Owner may notify Lessee in writing of such breach, and Lessee shall have a

S.P.

period of thirty (30) days after receipt of such notice within which to cure the default or diligently commence to cure the default within a reasonable time, provided that the period of time for remedying such default shall be extended by any time that Lessee is prevented from acting because of force majeure conditions or periods of lack of market. With respect to the payment of any monetary obligations which become due hereunder, if Lessee fails to make any such payment, it shall have a period of Fourteen (14) days after the receipt of notice from Owner of such default to pay Owner. If Lessee fails to cure or diligently commence to cure the default within the time herein stated, Owner may thereupon terminate this agreement by giving written notice to Lessee of such termination. Such time periods may be shortened by the exigencies attendant on any particular default of Lessee.

Item 25. Force Majeure: The failure to perform or to comply with any of the covenants or conditions of this agreement (except the payment of monetary obligations), either expressed or implied, on the part of Lessee shall not be a ground for cancellation or termination or forfeiture hereof, during such time as such failure to perform is caused, or compliance is prevented by storms, droughts or other severe weather conditions, fire, floods, washouts or landslides, accidents, mill shutdown, damage to or destruction of mill or mill plant facilities, or inability, after diligent effort, to obtain competent labor service or materials, civil or military disorders, insurrection or riots, strikes, lockouts or other labor disturbances, laws, orders, rules, enactment of regulations of governmental authority or legal actions; acts of God; or any other cause whatsoever beyond the control of Lessee, and Lessee shall be excused from, and not be held liable for, such failure to perform or to comply. If Lessee is prevented from engaging in development, mining, or processing operations by any such cause, the time of such delay or interruption shall not be counted against the term hereof, and the term of this agreement shall be extended while and so long as Lessee is so prevented from conducting such operations. Lessee shall notify Owner of any event of force majeure as soon as possible after affected thereby. The existence of any event of force majeure

C. P.

shall not relieve Lessee of the obligation to make minimum advance royalty payments.

Item 26. Assignment: The rights and estate of either party may be transferred or assigned, in whole or in part, provided that no change or division in the ownership of the Claims shall be binding on Owner or Lessee until Forty-five (45) days after receipt of written notice to Owner or Lessee, respectively, together with a certified copy of the recorded instrument or instruments evidencing such change or division. Notwithstanding the above, no change or division in ownership of the Claims shall operate to enlarge the obligations or diminish the rights of Owner or Lessee under this agreement. Any assignment shall be subject to this agreement. Any assignment by Lessee shall be subject to written approval by Owner before becoming effective. Owner shall not withhold such approval unreasonably.

Item 27. Binding Effect: All of the covenants and terms of this agreement shall run with the land and shall inure to the benefit of, and be binding upon, the parties hereto and their devisees, respective heirs, personal representatives, successors and assigns.

Item 28. Legal Capacity: Both Owner & Lessee has the proper legal authority to bind their respective entities to this contract/lease. Both have a signed copy and this document contains the entire agreement.

Item 29. No Partnership: This agreement does not create expressly or by implication a joint venture or partnership relationship.

Item 30. Recording: This lease contract may not be recorded except in a memorandum form with the entire lease document controlling.

Item 31. Provisions Waived: If any provision is found to be not legal or to be waived it shall not affect the remaining

GP

IN WITNESS WHEREOF, the Owner and Lessee have executed this Copperstone Lease effective as of the 12th day of June, 1995.

OWNERS:	LESSEE:
THE PATCH LIVING TRUST Dated the 10th day of March, 1982.	ROYAL OAK MINES (USA) INC.
By: [signature]	By: [signature]
Dan Patch, Trustee	Its: Chairman, President & CEO

STATE OF ARIZONA)
) ss.
COUNTY OF MARICOPA)

The foregoing instrument was acknowledged before me this 12 day of June, 1995 by Dan Patch, Trustee under The Patch Living Trust dated the 10th day of March, 1982.

STATE OF [illegible]
COUNTY OF [illegible]
This instrument [illegible] Dan Patch

[signature]
Notary Public

My Commission Expires: 6-12

In witness [illegible] my hand and official seal.
[signature] NOTARY PUBLIC My Commission Expires Jan. 10, [illegible]

STATE OF WASHINGTON)
) ss.
COUNTY OF KING)

The foregoing instrument was acknowledged before me this 8th day of JUNE, 1995 by MARGRET KENT WITTE, the CHAIRMAN & CEO of ROYAL OAKS MINES INC, on behalf of the corporation.

[signature]
Notary Public

My Commission Expires:

PETER C. DEMENT
STATE OF WASHINGTON
NOTARY — • — PUBLIC
MY COMMISSION EXPIRES 5-14-93

EXHIBIT "A" (cont'd)

State of Arizona Prospecting Permits:

Total of 1,338.180 acres

PERMIT NUMBER	LEGAL DESCRIPTION
1. 08-100688	All of Section 6 · 701.780 acres Township 6 North - Range 19 West, GSRBM Lots 1 thru 11 S2NE SENW E2SW SE
2. 08-100689	All of Section 7 · 636.400 acres Township 6 North - Range 19 West, GSRBM Lots 1 thru 4 E2 E2W2

BONANZA EXPLORATIONS, INC.
290 GENTRY WAY, SUITE #6
RENO, NEVADA 89502
PHONE NO.: 1 (775) 824-0707

FACSIMILE TRANSMITTAL SHEET

DATE:	February 12, 2002		
TO:	Don Baker	**COMPANY:**	RoyalGold, Inc
FAX NO.:	1 (303) 595-9385	**TOTAL NO. OF PAGES INCLUDING COVER:**	7
FROM:	Brian Kirwin	**SENDERS FAX#:**	**1 (775) 824-0898**

RE: *Attached Centennial Documents as requested today*

Don,

The Centennial Transaction that is mentioned in the Trilon Loan Agreement is the attached signed Letter of Agreement for the Copperstone D-Zone Joint Venture, and the attached signed Amendment to the Copperstone D-Zone Joint Venture. Trilon approved the signed deal over a year ago, as evidenced by the reference in the Trilon Loan Agreement.

Also attached is an unsigned draft Letter to Centennial which describes Bonanza's offer to resolve the Centennial problem. Trilon has a copy of this and is very familiar with the situation, and is supportive of Bonanza in this. Centennial has indicated that the terms in the draft Letter are acceptable to Centennial (with minor possible wrinkles to be ironed out -- the main business terms are agreed to), and we should be able to sign the draft Letter soon.

I had to run some errands this morning, and am in the office for the rest of the day now. I look forward to speaking with you today.

Thank you for your interest,

Brian Kirwin

LETTER OF AGREEMENT
FOR THE
COPPERSTONE D-ZONE JOINT VENTURE

1. This agreement is made on June 16th, 2000 between Asia Minerals Corp. (AMP) and Centennial Development Corporation (CDC) to form the D-Zone Joint Venture for the purpose of the Copperstone exploration and bulk sampling. The Copperstone Project is located in the State of Arizona.

2. The D-Zone Joint Venture will have the right to explore and bulk sample of up to 50,000 tons of ore from the Copperstone Project.

   For the purpose of exploration, CDC will undertake a drift excavation and bulk sampling program in several different phases.

   Phase I: CDC will immediately after signing of this agreement prepare and mobilize personnel, equipment, materials and consumables to the site as per exchanged costing documents. CDC will operate self sufficiently, but with approval of the local AMP representative, will manage and operate all activities of the project.

   After securing the portal site, CDC will excavate an exploration drift as outlined in Appendix"A" towards diamond drill hole C-10 and the Target Area 1.

3. AMP will make a private placement offering of 4,500,000 units at $0.15 (Canadian) with each unit consisting of one share and one share purchase warrant. Each warrant will entitle the holder to purchase one additional share of AMP at a price of $0.20 for a period of one year. CDC will subscribe for 1.25 million units of this placement. AMP will make available $275,000 (US) from this placement to the Joint Venture which will advance these funds to CDC for the exploration and bulk sampling program through Trust Account procedures to ensure this process. AMP will be in AIF - eligible at the time of closing and undertakes to file and obtain a receipt for an AIF within four months of the date of closing which will limit the hold period on the units to four months from date of closing. All costing by CDC to the Joint Venture will be exclusive of overhead and administrative fees as well as equipment rentals as per exchanged cost documents.

4. After diamond drilling has been completed, the partners decide on the feasibility of bulk sampling ore around the Target Area 1. Any costs for the mining, sampling, transportation, and milling will be carried by the Joint Venture and equally financed.

   All proceeds from the bulk sampling from Target Area 1 will be distributed firstly to retire the Secured Credit Facility on the Copperstone Property with the balance to be retained in the Joint Venture. If CDC and AMP decide to terminate the Joint Venture, all funds in the Joint Venture will be used to cover expenditures made by CDC firstly and AMP secondly. AMP will also pay its share of costs not recovered in Phase 1 equal to the amount of the proceeds of the warrants purchased and exercised by CDC. If the partners elect to proceed to Target Area 2 and insufficient funds are available in the Joint Venture, AMP will contribute the balance necessary to complete this step.

....2/

5. If it is decided to take a bulk sample at Target Area 2, CDC will develop engineering and cost estimates for shares of AMP. All proceeds will be distributed firstly to repay AMP's Secure Credit Facility then distributed equally to the partners after recovery by AMP of its excess expenditures outlined in Point 4.

6. At any time, the partners can modify, adjust or amend their plans in regards to exploration or development of the Copperstone project.

7. CDC will pre-finance out of its sources the mobilization, set-up and initial drifting to Target Area 1. AMP will pre-finance its Joint Venture support (geologists, environmental permitting, other local costs).

8. Both parties will own 50% of the Copperstone D-Zone Joint Venture and, therefore, will have equal rights. An Executive Committee will be formed by two representatives of AMP and two representatives of CDC. The Project Manager, an employee of CDC, will report directly to the Executive Committee.

9. This Letter of Agreement will lead to a Joint Venture Agreement further defining the rights and responsibilities of the partners.

ASIA MINERALS CORP.	CENTENNIAL DEVELOPMENT COMPANY
[signature]	[signature]
R. SIBTHORPE	Peter M. Kuhn
DIRECTOR	President

This agreement was made and signed this 16th day of June, 2000.


TARGET AREA II.
TARGET AREA I.
ASB-02
0.457/21.0
ASB-05
0.434/23.5
CSD-09
0.243/18.5
CS-74
0.251/40.0
CS-10
2.199/25.0
ASIA MINERALS CORPORATION
PROJECT

AMENDMENT TO THE COPPERSTONE D-ZONE JOINT VENTURE

1. This Amendment is made to describe agreed upon changes in the "Copperstone D-Zone Letter Agreement" (the "Letter Agreement") between Centennial Development Corp. ("CDC") and American Bonanza Gold Mining Corp. ("BZA"), formerly Asia Minerals Corp., dated November 14, 2000.

2. BZA hereby agrees to make two equal payments of US$50,000 (for a total of US$100,000) to CDC for costs incurred by CDC under the Letter Agreement. These payments will be made by Nov. 14, 2000 and Nov. 17, 2000.

3. BZA hereby agrees to provide all funding necessary to complete Phase One, so referenced in the Letter Agreement.

4. CDC will continue to work on a cost only basis and will provide BZA with regular cost estimates and invoices. Mr. David Beling of BZA and Mr. Peter Kuhn of CDC will determine specific allowable charges and payment schedules.

5. The percentage ownership in the Copperstone D-Zone Joint Venture will be altered as follows:

   a. Upon completion of point 2 of this Amendment the ownership will be BZA as to 55% and CDC as to 45%.

   b. Upon completion of point 3 of this Amendment the ownership will be BZA as to 60% and CDC as to 40%.

   c. CDC hereby grants an option to BZA to acquire an additional 15% of total ownership for US$500,000 (or any portion thereof at a rate of 1% per US$33,333.33 paid to CDC) for a period of 90 days from the date of signing of this Amendment. Should CDC wish to let some other investor participate, BZA has a first right of refusal, which has to be exercised within five working days.

6. All other points of the Letter Agreement between CDC and BZA survive. The parties agree to set forth a full Joint Venture Agreement incorporating the Letter Agreement and this Amendment in a prompt manner.

Nov 14, 2000

Signed and dated by Peter Kuhn, President CDC

Nov 14, 2000

Signed and dated by Robert Sibthorpe, Chairman, BZA

at the request of and
ecorded Return to:
nnial Development Corporation
idewinder Loop
ancy, Montana 59634

CDC

Royalty Deed

This Royalty Deed ("Deed") is made and entered into by and between American Bonanza Gold Mining Corp., a British Columbia corporation ("ABG"), and Centennial Development Company, a Utah corporation ("Grantee").

Recitals

A. Grantee and ABG are parties to the letter (the "Letter Agreement") dated February 13, 2002, in accordance with which Grantee and ABG agreed that Grantee would sell and ABG would purchase all of Grantee's right title and interest in the Letter Agreement For the Copperstone D-Zone Joint Venture, as amended (the "Venture Agreement"), and the venture (the "Venture") formed pursuant to the Venture Agreement and in and to all of the assets of the Venture.

B. Pursuant to the Letter Agreement ABG and Grantee agreed that ABG would grant to Grantee a Net Smelter Returns production royalty in respect of the Copperstone D-Zone subject to this Deed (the "Royalty Property") as described in Exhibit 1 attached to and by this reference incorporated in this Deed.

For and in consideration of the parties' rights and obligations under the Letter Agreement, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by ABG and Grantee, and of the terms and conditions of this Deed, the parties agree as described below:

1. ABG grants to Grantee and its assigns and successors, and ABG is covenanted and obligated to pay to Grantee and it's assigns and successors, a production royalty (the "Royalty") equal to three percent (3%) of the Net Smelter Returns, as defined below, from the first 50,000 tons of mineralized materials ("minerals") produced from the Royalty Property. "Net Smelter Returns" means the gross revenues received by ABG from the production and sale of minerals from the Royalty Property, less all of the following charges and expenses paid or incurred by ABG for the processing, recovery, refining, smelting and treatment of minerals produced from the Royalty Property:

a. Charges for treatment in the smelting and refining processes (including handling, processing, interest and provisional settlement fees, sampling, assaying and representation costs; penalties and other processor deductions);

b. Actual costs of transportation (including freight, insurance, security, transaction taxes, handling, port, demurrage, delay and forwarding expenses incurred by reason of or in the course of such transportation) of minerals to the place of treatment, including any costs incurred by ABG for transportation of minerals from the Royalty Property to the place of sale;

c. Actual sales and brokerage costs on minerals for which the Royalty is payable;

d. Sales, use, severance, net proceeds of mine, ad valorem taxes applicable under local, state and federal law and any other tax or governmental levy or fee relating to the minerals for which the Royalty is payable (other than taxes based upon income); and

Exhibit 1



A98-14
0.279/5.0
A98-03
4.28/15.0
CS7-24
1.501/23.0
A98-02
0.457/21.0
'D'-ZONE
CS5-13
2.740/22.0
A98-12
0.260/25.0
A98-05
0.434/23.0
CS0-09
0.243/16.5
CS-74
0.251/40.0
CS-257
0.0/20.0
CS-10
2.199/25.0
1047000 N
ACCESS RAMP
(~15%)
PIT
OUTLINE
ASIA MINERALS CORPORATION
COPPERSTONE PROJECT
BLM ENGINEERING INC

Exhibit 1



PIT OUTLINE
SURFACE
(Approximate)
800 L1
600 L1
400
200 L1
0 L1
'D' ZONE
High Grade
Area
RAMP ACCESS
(-15%)
CSD-09
0.243/18.5
CS-74
0.251/40.0
CS-10
2.199/25.0
CSR-114
0.0/20.0
CS-257
0.0/20.0
A98-04
0.086/7.7
A98-01
C96-19
2.740/20.0
C97-24
1.601/25.0
A98-13
0.960/15.0
A98-05
0.434/23.0
A98-02
0.457/21.0
A98-03
4.35/15.0
A98-14
0.279/5.0
'D'-ZONE

SCALE	NTS	DATE
DESIGNED	R.J.L.	
DRAWN	R.J.L.	27/04/00
CHECKED		
APPROVED		

BLM ENGINEERING

ASIA MINERALS CORPORATION
COPPERSTONE PROJECT
Section
Preliminary
U/G Exploration Layout

BLM ENGINEERING INC.
SUDBURY, ONTARIO
DWG. NO.
00 1145 II 002

QUARTZSITE, ARIZONA

Period of Record General Climate Summary - Precipitation

Station:(026865) QUARTZSITE															
From Year=1908 To Year=2009															
	Precipitation											Total Snowfall		
	Mean	High	Year	Low	Year	1 Day Max.		>= 0.01 in.	>= 0.10 in.	>= 0.50 in.	>= 1.00 in.	Mean	High	Year
	in.	in.	-	in.	-	in.	dd/yyyy or yyyymmdd	# Days	# Days	# Days	# Days	in.	in.	-
January	0.48	3.05	1993	0.00	1910	1.82	04/1920	2	1	0	0	0.0	1.8	1937
February	0.64	5.85	1920	0.00	1910	1.90	21/1920	3	2	0	0	0.0	0.0	1910
March	0.37	2.09	1941	0.00	1910	1.20	07/1994	2	1	0	0	0.0	0.0	1909
April	0.19	1.50	1965	0.00	1909	1.15	27/1931	1	1	0	0	0.0	0.0	1909
May	0.07	1.20	2008	0.00	1909	0.77	24/2008	0	0	0	0	0.0	0.0	1909
June	0.08	1.40	1938	0.00	1908	1.40	28/1938	0	0	0	0	0.0	0.0	1908
July	0.48	2.09	1911	0.00	1928	1.20	13/1912	2	1	0	0	0.0	0.0	1908
August	0.83	5.53	1909	0.00	1911	2.70	11/1929	3	2	0	0	0.0	0.0	1908
September	0.53	6.16	1939	0.00	1920	3.00	05/1939	2	1	0	0	0.0	0.0	1909
October	0.40	2.67	2004	0.00	1908	1.75	09/1932	1	1	0	0	0.0	0.0	1909
November	0.34	3.31	1910	0.00	1908	1.30	10/1969	1	1	0	0	0.0	0.0	1908
December	0.58	3.30	1926	0.00	1913	1.38	22/1997	2	1	0	0	0.1	3.0	1932
Annual	5.00	11.05	1939	0.92	1928	3.00	19390905	19	12	3	1	0.1	0.0	1928
Winter	1.71	6.95	1993	0.00	1975	1.90	19200221	7	4	1	0	0.1	0.0	1913
Spring	0.63	2.90	1941	0.00	1928	1.20	19940307	3	2	0	0	0.0	0.0	1909
Summer	1.39	6.07	1909	0.00	1974	2.70	19290811	5	3	1	0	0.0	0.0	1908
Fall	1.27	7.45	1939	0.00	1928	3.00	19390905	4	3	1	0	0.0	0.0	1909

Table updated on Sep 23, 2009
For monthly and annual means, thresholds, and sums:
Months with 5 or more missing days are not considered
Years with 1 or more missing months are not considered
Seasons are climatological not calendar seasons
Winter = Dec., Jan., and Feb. Spring = Mar., Apr., and May
Summer = Jun., Jul., and Aug. Fall = Sep., Oct., and Nov.

QUARTZSITE, ARIZONA (026865)

Period of Record Monthly Climate Summary

Period of Record : 5/ 1/1908 to 4/30/2009

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual
Average Max. Temperature (F)	65.6	70.8	78.4	86.7	95.9	104.8	108.8	107.0	101.4	89.8	75.3	65.1	87.5
Average Min. Temperature (F)	36.8	41.4	47.3	54.4	63.3	72.3	80.4	79.3	70.8	57.0	44.0	36.7	57.0
Average Total Precipitation (in.)	0.48	0.64	0.37	0.19	0.07	0.08	0.48	0.83	0.53	0.40	0.34	0.58	5.00
Average Total SnowFall (in.)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1
Average Snow Depth (in.)	0	0	0	0	0	0	0	0	0	0	0	0	0

Percent of possible observations for period of record.
Max. Temp.: 66.8% Min. Temp.: 66.5% Precipitation: 70.5% Snowfall: 70.6% Snow Depth: 70.6%
Check Station Metadata or Metadata graphics for more detail about data completeness.

Western Regional Climate Center, wrcc@dri.edu

POINT PRECIPITATION FREQUENCY ESTIMATES FROM NOAA ATLAS 14

Arizona 33.845 N 114.299 W 882 feet

from "Precipitation-Frequency Atlas of the United States" NOAA Atlas 14, Volume 1, Version 4
G.M. Bonnin, D. Martin, B. Lin, T. Parzybok, M.Yekta, and D. Riley
NOAA, National Weather Service, Silver Spring, Maryland, 2006

Extracted: Tue Oct 27 2009

Confidence Limits | Seasonality | Location Maps | Other Info. | GIS data | Maps | Docs | Return to State Map

Precipitation Frequency Estimates (inches)

ARI* (years)	5 min	10 min	15 min	30 min	60 min	120 min	3 hr	6 hr	12 hr	24 hr	48 hr	4 day	7 day	10 day	20 day	30 day	45 day	60 day
1	0.14	0.21	0.26	0.35	0.44	0.51	0.57	0.69	0.83	0.98	1.05	1.14	1.25	1.32	1.54	1.74	1.95	2.17
2	0.19	0.29	0.36	0.48	0.60	0.70	0.78	0.93	1.12	1.29	1.37	1.49	1.64	1.73	2.04	2.31	2.60	2.91
5	0.29	0.44	0.54	0.73	0.90	1.07	1.17	1.38	1.64	1.79	1.88	2.04	2.24	2.38	2.82	3.20	3.65	4.08
10	0.36	0.55	0.69	0.93	1.15	1.37	1.50	1.74	2.05	2.18	2.28	2.46	2.69	2.89	3.40	3.86	4.41	4.94
25	0.48	0.73	0.90	1.22	1.50	1.82	1.98	2.26	2.65	2.73	2.82	3.04	3.31	3.57	4.20	4.72	5.43	6.07
50	0.58	0.88	1.09	1.46	1.81	2.21	2.39	2.71	3.14	3.17	3.25	3.48	3.79	4.12	4.82	5.37	6.20	6.93
100	0.69	1.04	1.29	1.74	2.16	2.65	2.87	3.19	3.66	3.70	3.74	3.95	4.28	4.68	5.45	6.04	6.99	7.81
200	0.81	1.24	1.53	2.06	2.56	3.15	3.40	3.73	4.23	4.27	4.32	4.44	4.79	5.26	6.11	6.70	7.79	8.70
500	1.01	1.53	1.90	2.56	3.17	3.91	4.24	4.57	5.10	5.15	5.20	5.25	5.49	6.08	6.99	7.60	8.86	9.88
1000	1.18	1.80	2.23	3.00	3.72	4.59	4.97	5.32	5.87	5.93	5.99	6.05	6.11	6.71	7.68	8.28	9.68	10.79

* These precipitation frequency estimates are based on a partial duration series. ARI is the Average Recurrence Interval.
Please refer to NOAA Atlas 14 Document for more information. NOTE: Formatting forces estimates near zero to appear as zero.

*** Upper bound of the 90% confidence interval**
Precipitation Frequency Estimates (inches)

ARI** (years)	5 min	10 min	15 min	30 min	60 min	120 min	3 hr	6 hr	12 hr	24 hr	48 hr	4 day	7 day	10 day	20 day	30 day	45 day	60 day
1	0.16	0.25	0.31	0.42	0.52	0.61	0.68	0.82	0.97	1.12	1.19	1.29	1.43	1.51	1.76	1.98	2.22	2.48
2	0.23	0.35	0.43	0.58	0.71	0.84	0.93	1.11	1.32	1.47	1.56	1.69	1.86	1.98	2.32	2.62	2.96	3.30
5	0.35	0.53	0.66	0.89	1.10	1.28	1.40	1.62	1.92	2.04	2.13	2.31	2.54	2.73	3.21	3.63	4.15	4.64
10	0.45	0.68	0.85	1.14	1.41	1.64	1.78	2.05	2.40	2.48	2.58	2.78	3.05	3.30	3.88	4.38	5.02	5.61
25	0.60	0.91	1.13	1.52	1.88	2.18	2.35	2.66	3.09	3.09	3.20	3.43	3.75	4.08	4.80	5.35	6.17	6.91
50	0.72	1.10	1.37	1.84	2.28	2.66	2.85	3.20	3.68	3.71	3.75	3.95	4.30	4.71	5.51	6.11	7.07	7.91
100	0.87	1.33	1.65	2.22	2.74	3.21	3.44	3.80	4.32	4.36	4.41	4.50	4.88	5.38	6.25	6.89	7.98	8.95
200	1.05	1.59	1.97	2.66	3.29	3.84	4.11	4.46	5.03	5.08	5.13	5.18	5.49	6.08	7.03	7.68	8.93	10.01
500	1.32	2.01	2.49	3.35	4.14	4.82	5.18	5.54	6.14	6.21	6.27	6.33	6.39	7.06	8.10	8.78	10.22	11.44
1000	1.57	2.39	2.96	3.99	4.93	5.73	6.15	6.53	7.15	7.22	7.29	7.37	7.44	7.86	8.96	9.63	11.23	12.58

* The **upper** bound of the confidence interval at 90% confidence level is the value which 5% of the simulated quantile values for a given frequency are **greater** than.
** These precipitation frequency estimates are based on a partial duration series. ARI is the Average Recurrence Interval.

Please refer to NOAA Atlas 14 Document for more information. NOTE: Formatting prevents estimates near zero to appear as zero.

*** Lower bound of the 90% confidence interval**
Precipitation Frequency Estimates (inches)

ARI** (years)	5 min	10 min	15 min	30 min	60 min	120 min	3 hr	6 hr	12 hr	24 hr	48 hr	4 day	7 day	10 day	20 day	30 day	45 day	60 day
1	0.12	0.17	0.22	0.29	0.36	0.43	0.48	0.59	0.71	0.87	0.93	1.00	1.10	1.15	1.35	1.53	1.70	1.89
2	0.16	0.24	0.30	0.40	0.50	0.59	0.66	0.80	0.96	1.14	1.21	1.32	1.44	1.52	1.78	2.02	2.27	2.53
5	0.24	0.37	0.46	0.62	0.77	0.90	0.98	1.18	1.40	1.57	1.66	1.79	1.96	2.08	2.46	2.80	3.18	3.55
10	0.31	0.47	0.59	0.79	0.98	1.14	1.25	1.47	1.74	1.91	1.99	2.15	2.35	2.52	2.96	3.36	3.83	4.28
25	0.41	0.62	0.76	1.03	1.27	1.48	1.62	1.89	2.21	2.38	2.45	2.64	2.87	3.10	3.63	4.09	4.69	5.24
50	0.48	0.73	0.91	1.23	1.52	1.77	1.93	2.22	2.59	2.74	2.81	3.02	3.26	3.54	4.14	4.64	5.33	5.96
100	0.56	0.86	1.07	1.44	1.78	2.08	2.27	2.57	2.98	3.12	3.17	3.40	3.66	4.00	4.66	5.19	5.97	6.67
200	0.66	1.00	1.24	1.67	2.06	2.42	2.63	2.94	3.38	3.51	3.54	3.78	4.06	4.46	5.17	5.72	6.61	7.38
500	0.79	1.20	1.49	2.00	2.48	2.90	3.17	3.50	3.95	4.03	4.04	4.30	4.59	5.08	5.86	6.42	7.44	8.30
1000	0.91	1.38	1.71	2.30	2.85	3.31	3.62	3.98	4.45	4.50	4.54	4.69	4.99	5.55	6.37	6.93	8.05	8.99

* The lower bound of the confidence interval at 90% confidence level is the value which 5% of the simulated quantile values for a given frequency are less than.
** These precipitation frequency estimates are based on a partial duration maxima series. ARI is the Average Recurrence Interval.

Please refer to NOAA Atlas 14 Document for more information. NOTE: Formatting prevents estimates near zero to appear as zero.

Text version of tables


Partial duration based Point Precipitation Frequency Estimates - Version: 4
33.845 N 114.299 W 882 ft
Precipitation Depth (in)
Average Recurrence Interval (years)
Tue Oct 27 19:10:15 2009
Duration
5-min
10-min
15-min
30-min
60-min
3-hr
6-hr
12-hr
24-hr
48-hr
4-day
7-day
10-day
20-day
30-day
60-day


Partial duration based Point Precipitation Frequency Estimates - Version: 4
33.845 N 114.299 W 882 ft
Precipitation Depth (in)
Duration
Tue Oct 27 19:10:15 2009
Average Recurrence Interval (years)
1
2
5
10
25
100
500
1000

Maps -



Location
50°N
40°N
30°N
120°W
110°W
100°W
90°W
80°W
70°W



Location
33.9°N
33.8°N
114.4°W
114.3°W
114.2°W
These maps were produced using a direct map request from the U.S. Census Bureau Mapping and Cartographic Resources Tiger Map Server.
Please read disclaimer for more information.
LEGEND
State
County
Indian Resv
Lake/Pond/Ocean
Street
Expressway
Highway
Connector
Stream
Military Area
National Park
Other Park
City
County
Scale 1:228583
*average--true scale depends on monitor resolution

Other Maps/Photographs -

View USGS digital orthophoto quadrangle (DOQ) covering this location from TerraServer; USGS **Aerial Photograph** may also be available from this site. A DOQ is a computer-generated image of an aerial photograph in which image displacement caused by terrain relief and camera tilts has been removed. It combines the image characteristics of a photograph with the geometric qualities of a map. Visit the USGS for more information.

Watershed/Stream Flow Information -

Find the Watershed for this location using the U.S. Environmental Protection Agency's site.

Climate Data Sources -

Precipitation frequency results are based on data from a variety of sources, but largely NCDC. The following links provide general information about observing sites in the area, regardless of if their data was used in this study. For detailed information about the stations used in this study, please refer to NOAA Atlas 14 Document.

Using the National Climatic Data Center's (NCDC) station search engine, locate other climate stations within:

+/-30 minutes ...OR... +/-1 degree of this location (33.845/-114.299). Digital ASCII data can be obtained directly from NCDC.

Find Natural Resources Conservation Service (NRCS) SNOTEL (SNOwpack TELemetry) stations by visiting the Western Regional Climate Center's state-specific SNOTEL station maps.

Hydrometeorological Design Studies Center
DOC/NOAA/National Weather Service
1325 East-West Highway
Silver Spring, MD 20910
(301) 713-1669
Questions?: HDSC.Questions@noaa.gov

Disclaimer

POINT PRECIPITATION FREQUENCY ESTIMATES FROM NOAA ATLAS 14

QUARTZSITE, ARIZONA (02-6865) 33.665 N 114.2272 W 898 feet

from "Precipitation-Frequency Atlas of the United States" NOAA Atlas 14, Volume 1, Version 4
G.M. Bonnin, D. Martin, B. Lin, T. Parzybok, M.Yekta, and D. Riley
NOAA, National Weather Service, Silver Spring, Maryland, 2006
Extracted: Tue Oct 27 2009

Precipitation Frequency Estimates (inches)

AEP* (1-in-Y)	5 min	10 min	15 min	30 min	60 min	120 min	3 hr	6 hr	12 hr	24 hr	48 hr	4 day	7 day	10 day	20 day	30 day	45 day	60 day
2	0.18	0.27	0.34	0.45	0.56	0.65	0.71	0.87	1.03	1.15	1.23	1.34	1.47	1.56	1.84	2.08	2.35	2.64
5	0.29	0.44	0.54	0.73	0.90	1.08	1.18	1.40	1.66	1.71	1.82	1.98	2.16	2.31	2.74	3.11	3.55	3.99
10	0.37	0.56	0.69	0.93	1.16	1.42	1.54	1.80	2.13	2.15	2.23	2.41	2.63	2.83	3.36	3.79	4.35	4.91
25	0.48	0.73	0.91	1.22	1.52	1.91	2.06	2.37	2.77	2.80	2.83	2.99	3.24	3.53	4.16	4.65	5.37	6.06
50	0.58	0.88	1.09	1.47	1.81	2.33	2.51	2.85	3.31	3.34	3.38	3.44	3.71	4.06	4.78	5.31	6.13	6.92
100	0.68	1.04	1.29	1.73	2.15	2.80	3.01	3.38	3.88	3.92	3.96	4.00	4.19	4.62	5.40	5.95	6.90	7.77
200	0.80	1.22	1.51	2.04	2.52	3.33	3.58	3.95	4.49	4.54	4.59	4.63	4.68	5.18	6.04	6.60	7.67	8.64
500	0.99	1.50	1.86	2.50	3.10	4.14	4.47	4.86	5.43	5.48	5.54	5.59	5.65	5.97	6.90	7.46	8.69	9.79
1000	1.15	1.75	2.17	2.92	3.61	4.85	5.24	5.66	6.25	6.32	6.38	6.44	6.51	6.58	7.56	8.11	9.47	10.67

* These precipitation frequency estimates are based on an annual maxima series. AEP is the Annual Exceedance Probability.
Please refer to NOAA Atlas 14 Document for more information. NOTE: Formatting forces estimates near zero to appear as zero.

* Upper bound of the 90% confidence interval Precipitation Frequency Estimates (inches)

AEP** (1-in-Y)	5 min	10 min	15 min	30 min	60 min	120 min	3 hr	6 hr	12 hr	24 hr	48 hr	4 day	7 day	10 day	20 day	30 day	45 day	60 day
2	0.21	0.32	0.39	0.53	0.66	0.78	0.86	1.02	1.22	1.30	1.39	1.51	1.65	1.76	2.09	2.34	2.64	2.95
5	0.35	0.54	0.66	0.90	1.11	1.30	1.41	1.65	1.95	1.97	2.06	2.22	2.42	2.61	3.12	3.50	4.00	4.47
10	0.46	0.70	0.87	1.17	1.45	1.70	1.83	2.13	2.49	2.51	2.52	2.71	2.95	3.20	3.83	4.28	4.89	5.49
25	0.62	0.95	1.17	1.58	1.95	2.29	2.44	2.80	3.25	3.28	3.31	3.35	3.64	3.98	4.74	5.25	6.05	6.79
50	0.76	1.15	1.43	1.93	2.38	2.80	2.98	3.39	3.89	3.93	3.97	4.00	4.17	4.59	5.45	6.00	6.91	7.79
100	0.91	1.39	1.72	2.32	2.87	3.39	3.60	4.02	4.58	4.63	4.67	4.72	4.77	5.24	6.18	6.74	7.78	8.79
200	1.09	1.66	2.06	2.78	3.44	4.05	4.31	4.74	5.35	5.41	5.46	5.51	5.57	5.92	6.95	7.51	8.69	9.81
500	1.38	2.10	2.60	3.50	4.34	5.10	5.44	5.90	6.55	6.62	6.68	6.75	6.82	6.86	7.97	8.57	9.92	11.21
1000	1.64	2.50	3.10	4.18	5.17	6.07	6.48	6.96	7.63	7.70	7.78	7.86	7.94	8.02	8.81	9.41	10.85	12.30

* The **upper** bound of the confidence interval at 90% confidence level is the value which 5% of the simulated quantile values for a given frequency are **greater** than.
** These precipitation frequency estimates are based on an annual maxima series. AEP is the Annual Exceedance Probability.
Please refer to NOAA Atlas 14 Document for more information. NOTE: Formatting prevents estimates near zero to appear as zero.

* Lower bound of the 90% confidence interval Precipitation Frequency Estimates (inches)

AEP** (1-in-Y)	5 min	10 min	15 min	30 min	60 min	120 min	3 hr	6 hr	12 hr	24 hr	48 hr	4 day	7 day	10 day	20 day	30 day	45 day	60 day
2	0.15	0.22	0.28	0.37	0.46	0.54	0.60	0.74	0.89	1.03	1.09	1.19	1.30	1.38	1.61	1.83	2.06	2.32
5	0.25	0.37	0.46	0.62	0.77	0.91	0.99	1.19	1.42	1.53	1.61	1.75	1.91	2.04	2.39	2.73	3.12	3.51
10	0.32	0.48	0.60	0.81	1.00	1.17	1.28	1.52	1.80	1.87	1.96	2.13	2.31	2.49	2.92	3.32	3.80	4.30
25	0.42	0.64	0.79	1.07	1.32	1.55	1.69	1.97	2.32	2.33	2.42	2.63	2.84	3.08	3.59	4.05	4.67	5.28
50	0.50	0.76	0.95	1.28	1.58	1.86	2.02	2.33	2.73	2.76	2.78	2.99	3.22	3.51	4.11	4.59	5.30	6.01
100	0.59	0.90	1.11	1.50	1.85	2.19	2.38	2.71	3.15	3.18	3.21	3.37	3.61	3.96	4.62	5.13	5.94	6.71
200	0.69	1.04	1.29	1.74	2.16	2.55	2.77	3.12	3.58	3.62	3.65	3.74	4.01	4.40	5.12	5.65	6.58	7.39
500	0.83	1.26	1.56	2.10	2.60	3.07	3.34	3.72	4.20	4.25	4.29	4.33	4.53	5.00	5.78	6.32	7.37	8.30
1000	0.95	1.44	1.79	2.41	2.98	3.51	3.81	4.23	4.73	4.78	4.83	4.88	4.91	5.46	6.27	6.80	7.98	8.97

* The **lower** bound of the confidence interval at 90% confidence level is the value which 5% of the simulated quantile values for a given frequency are **less** than.
** These precipitation frequency estimates are based on an annual maxima series. AEP is the Annual Exceedance Probability.
Please refer to NOAA Atlas 14 Document for more information. NOTE: Formatting prevents estimates near zero to appear as zero.

Text version of tables


Annual Maxima based Point Precipitation Frequency Estimates - Version: 4
33.665 N 114.2272 W 898 ft
Precipitation Depth (in)
Annual Exceedance Probability (1-in-Y)
Tue Oct 27 18:21:52 2009
Duration
5-min
10-min
15-min
30-min
60-min
120-m
3-hr
6-hr
12-hr
24-hr
48-hr
4-day
7-day
10-day
20-day
30-day
45-day
60-day


Annual Maxima based Point Precipitation Frequency Estimates - Version: 4
33.665 N 114.2272 W 898 ft
Precipitation Depth (in)
Duration
Tue Oct 27 18:21:52 2009
Annual Exceedance Probability (1-in-Y)
1 in 2
1 in 5
1 in 10
1 in 25
1 in 50
1 in 100
1 in 200
1 in 500
1 in 1000

Maps -


Location
50°N
40°N
30°N
120°W
110°W
100°W
90°W
80°W
70°W


Location
Quartzsite
10
95
33.7°N
33.6°N
114.3°W
114.2°W
114.1°W

These maps were produced using a direct map request from the [U.S. Census Bureau Mapping and Cartographic Resources Tiger Map Server.]

Please read [disclaimer] for more information.


LEGEND
State
County
Indian Resv
Lake/Pond/Ocean
Street
Expressway
Highway
Connector
Stream
Military Area
National Park
Other Park
City
County
Scale 1:228583
*average--true scale depends on monitor resolution
0 2 4 6 8 mi
0 2 4 6 8 10 km

Other Maps/Photographs -

[**View USGS digital orthophoto quadrangle (DOQ)**] covering this location from TerraServer; **USGS Aerial Photograph** may also be available from this site. A DOQ is a computer-generated image of an aerial photograph in which image displacement caused by terrain relief and camera tilts has been removed. It combines the image characteristics of a photograph with the geometric qualities of a map. Visit the [USGS] for more information.

Watershed/Stream Flow Information -

[Find the Watershed] for this location using the U.S. Environmental Protection Agency's site.

Climate Data Sources -

Precipitation frequency results are based on data from a variety of sources, but largely NCDC. The following links provide general information about observing sites in the area, regardless of if their data was used in this study. For detailed information about the stations used in this study, please refer to [NOAA Atlas 14 Document.]

Using the [**National Climatic Data Center's (NCDC)**] station search engine, locate other climate stations within:

[+/-30 minutes] ...OR... [+/-1 degree] of this location (33.665/-114.2272). Digital ASCII data can be obtained directly from [NCDC].

Find [Natural Resources Conservation Service (NRCS)] SNOTEL (SNOwpack TELemetry) stations by visiting the [**Western Regional Climate Center's state-specific SNOTEL station maps**].

Hydrometeorological Design Studies Center
DOC/NOAA/National Weather Service
1325 East-West Highway
Silver Spring, MD 20910
(301) 713-1669
Questions?: HDSC.Questions@noaa.gov

Disclaimer

02-38-007


3G-1703-A-001
PROCESS/FIREWATER TANK.
FIRE WATER
PUMP
(DIESEL)
FIRE WATER
PUMP
(ELECTRIC)
PROCESS
WATER
PUMP NO. 2
PROCESS
WATER
PUMP NO. 1
JOCKEY PUMP
DIESEL FUEL
STORAGE TANK.
PROCESS/FIREWATER
TANK.
DIESEL FUEL
STORAGE TANK.
PUMP
FIRE WATER
PUMP (DIESEL)
FIRE WATER
PUMP (ELECTRIC).
PROCESS WATER
PUMP NO. 1
PROCESS WATER
PUMP NO. 2.
PUMP

REFERENCE DWGS		REVISIONS					REVISIONS				
DRAWING NO.	TITLE	NO.	BY	DATE	CHD	DESCRIPTION	NO.	BY	DATE	CHD	DESCRIPTION


PROCESS/FIREWATER TANK
FIRE WATER PUMP (ELECTRIC)
GRADE
40'8

COP001352

STUDY III - HEAP LEACH ONLY

SCALE 1/4" = 1'-0"

CLIENT APPROVALS

MORRISON-KNUDSEN ENGINEERS, INC.

MIDWEST DISTRICT OFFICE

Denver, Colorado

CYPRUS METALS COMPANY
COPPERSTONE PROJECT
QUARTZSITE, ARIZONA

DRAWING TITLE
GENERAL ARRANGEMENT
WATER PUMPING SYSTEM

CONTRACT NO. 1875

30 x 42

DRAWING NO. 02-36-007

REFERENCE NO. P-9

REV A


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OFFICE
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10/29/2009

Arizona Bureau of Geology and Mineral Technology
FIELDNOTES
Vol. 18, No. 2 Summer 1988

by Jon E. Spencer
and John T. Duncan
Arizona Geological Survey

and William D. Burton
Cyprus Minerals Company
P.O. Box 3299
Englewood, CO 80155

The Copperstone Mine: Arizona's New Gold Producer

Arizona's annual gold output will almost double in 1988 as a result of production from Cyprus Minerals Company's Copperstone gold deposit in La Paz County, west-central Arizona. During 6 years of expected mine life, the deposit is predicted to yield approximately 510,000 troy ounces of gold worth $230 million, based on a value of $450 per ounce. Unlike many recent gold discoveries in the Southwest, Copperstone is a new discovery in an area not previously identified as a mineral district. In this article, the geology and regional setting of the Copperstone deposit are described. Although the deposit is still not completely understood, enough is known to warrant reassessment of estimates of mineral-resource potential in west-central Arizona.

Regional Geologic Setting

West-central Arizona and adjacent areas of California and southern Nevada contain some of the most spectacularly exposed detachment faults in the world. The term "detachment fault" is commonly applied to large-displacement, gently dipping (inclined) normal faults. In this region, hanging-wall rocks, or rocks overlying the detachment faults, were displaced northeastward relative to footwall rocks, rocks that underlie the faults. The faults originally dipped to the northeast, but are now rotated and warped to form undulating surfaces that are nearly horizontal over large areas.

The north- to northeast-dipping Moon Mountains detachment fault, exposed at the northern tip of the eastern Moon Mountains, separates two large, geologically distinct areas: to the northeast lie numerous detachment faults, such as those in the Buckskin, Rawhide, and northern Plomosa Mountains; to the south, in the Dome Rock, southern Plomosa, and most of the Moon Mountains, detachment faults are absent. The Copperstone gold deposit lies within the hanging wall of the Moon Mountains detachment fault and flanks the area of pervasive faulting.

Miocene (5- to 24-million-year [m.y.]-old) detachment faults in west-central Arizona are associated with numerous copper, iron, and gold deposits, especially in the Buckskin and Rawhide Mountains, that have yielded metals worth many millions of dollars (Figure 1; Table 1; Wilkins and Heidrick, 1982; Spencer and Welty, 1986). Copper-gold deposits associated with detachment faults typically lie along or within a few tens of meters of the faults; a few, however, are hundreds of meters above the faults. Detachment-fault deposits contain fractures and thick, irregular zones that are commonly filled with the minerals specular hematite, chrysocolla, quartz, barite, fluorite, calcite, and manganese oxides. Pyrite and chalcopyrite, which are commonly oxidized, are also present in many deposits.

The northeastern tip of the Moon Mountains is primarily composed of Mesozoic (63- to 240-m.y.-old) granitic rocks that form the footwall of the Moon Mountains detachment fault. Hanging-wall rocks are mostly metamorphosed Jurassic (138- to 205-m.y.-old) volcanic rocks. Older (Paleozoic; 240- to 570-m.y.-old) metamorphosed sedimentary rocks that are brecciated (composed of


LAKE HAVASU CITY
MOHAVE CO.
LA PAZ CO.
YAVAPAI CO.
MARICOPA CO.
PARKER
CALIF.
ARIZ.
CACTUS PLAIN WSA
AGUILA
SALOME
HANGING-WALL ROCKS
FOOTWALL ROCKS
AREA OF MODERATE TO HIGH POTENTIAL FOR SHALLOWLY BURIED COPPERSTONE-TYPE DEPOSITS
x12 MINERAL DISTRICT
MI. 0 10 20 30
KM 0 10 20 30 40

Figure 1. Map of part of west-central Arizona showing mineral districts where mineral deposits are known or suspected to be related to detachment faults. Middle Tertiary and older rocks are divided into hanging wall and footwall rocks, which lie above and below, respectively, regionally northeast-dipping detachment faults. Also shown is the outline of the Cactus Plain and Cactus Plain East Wilderness Study Areas. Numbers refer to mineral districts listed in Table 1.


QPs Surficial deposits (Quaternary and Pliocene?)
Tm Mafic volcanic rocks (Miocene)
Tx Sedimentary breccia (Miocene)
Ti Intermediate volcanic rocks (Miocene)
Ts Sandstone (Miocene)
Jv Metavolcanic rocks (Jurassic)
Mzg Granitic rocks (Mesozoic?)
Mzm Mafic intrusive rocks (Mesozoic?)
Pzc Carbonate rocks (Paleozoic)
Pzq Quartzite (Paleozoic)
Mafic dike (Miocene?)
Intermediate dike (Miocene?)
Attitude of bedding
Attitude of mylonitic foliation and trend of lineation within foliation
Detachment fault, dotted where buried
Sedimentary or intrusive contact, dashed where approximately located
AREA OF POSSIBLE UNDERGROUND GOLD DEPOSIT
OPEN PIT (MAXIMUM SIZE)
33° 52' 30"
N
MI. 0 0.5 1.0
km 0 0.5 1.0
114°17'30"

Figure 2. Geologic map of northeastern Moon Mountains showing location of Copperstone mine.

broken rock fragments) underlie Copper Peak; steeply dipping, younger (Miocene) volcanic and sedimentary rocks, including sedimentary breccias derived from the Jurassic volcanic rocks, are also present adjacent to Copper Peak (Figure 2). The copper-iron mineralization that characterizes detachment-fault deposits elsewhere in west-central Arizona is also evident in brecciated rocks along the Moon Mountains detachment fault at Copper Peak and at the edge of the Colorado River Indian Reservation.

Geology

The Copperstone mine is approximately 1½ miles northeast of exposed bedrock in the northeastern Moon Mountains (Figure 2). Bedrock exposures in several very small hills surrounded by alluvium contain evidence of gold mineralization and led to the discovery of the Copperstone deposit. Mineral deposits are present above and along a gently dipping contact that is probably a fault; the contact separates Jurassic metamorphosed volcanic rocks and overlying sedimentary breccias derived from them. The mineralized contact zone dips approximately 30° to the northeast, extends horizontally for 3,000 feet and at least 1,000 feet down dip, and is generally several tens of feet thick. The sedimentary breccia and a volcanic rock that contains vesicles (relict gas bubbles) are almost certainly Miocene in age and are mineralized, indicating that mineralization is Miocene or younger.

Drill-core samples reveal that some brecciation occurred after quartz veins were formed; however, numerous northwest-trending quartz-amethyst veins exposed in the mine pit are not brecciated. Steeply dipping, northwest-striking fractures and narrow shear zones exposed in the mine pit locally cut quartz-amethyst veins and contain subhorizontal slickenside lineations, which are smooth and polished striations that result from friction along a fault plane.

Gold is present where quartz and specular hematite are abundant in the breccia zone and locally within veins in the metamorphosed volcanic rocks. Chrysocolla, barite, earthy red hematite, and malachite are also common in the gold-mineralized zone. Fluorite, adularia, magnetite, calcite, chalcopyrite, pyrite, and manganese oxides are present in smaller quantities. Gold, however, is rarely visible. The presence of quartz, hematite, and chrysocolla is a good indicator of gold mineralization.

Fluid-Inclusion Characteristics

Fluid inclusions are bubbles of liquid and gas that are commonly trapped inside minerals during mineral formation. The composition of fluid inclusions in mineral deposits reflects the composition of the aqueous fluids that formed the deposits. One can determine the salinity of the inclusions by determining the freezing temperature of the fluid within them. The minimum temperature of the fluid at the time it was trapped can be determined by heating the sample until the two phases (liquid and gas) in the inclusion become one. Fluid inclusions in quartz-amethyst from the Copperstone mine contain between 16 and 22 percent sodium-chloride equivalent (by weight) and were trapped at minimum temperatures between 200° and 260° C. These characteristics are similar to those of other mineral deposits along Miocene detachment faults in west-central Arizona, but are substantially different from those of most other types of deposits, such as epithermal-vein gold deposits (Figure 3; Wilkins and others, 1986).

Origin

The following characteristics of the Copperstone deposit suggest that it originated from the same processes that formed mineral deposits along numerous other Miocene detachment faults: (1) fluid-inclusion salinities and temperatures of entrapment; (2) abundant specular hematite with less abundant copper minerals such as chrysocolla, malachite, and chalcopyrite; (3) geographic proximity to a detachment fault; and (4) probable Miocene age. Two characteristics of the Copperstone deposit, however, differ from those of other detachment-fault deposits: abundance of quartz-amethyst veins and abundance of gold. These authors believe that most evidence at the Copperstone deposit supports a relationship between mineralization and detachment faulting.

A working model for the origin of the Copperstone deposit is as follows: hot, saline, aqueous fluids containing dissolved gold, copper, iron, and other elements moved updip along the north- to northeast-dipping Moon Mountain detachment fault. These fluids encountered highly porous and permeable sedimentary breccias in the hanging wall of the detachment fault and began ascending through the breccia zone. As a result of cooling or mixing with more oxygen-rich, shallow-level ground water, largely within the sedimentary breccias, gold and


SALINITY, Wt % NaCl Eq
TEMPERATURE, °C
PORPHYRY Cu DEPOSIT
SKARNS
MISSISSIPPI VALLEY Pb-Zn-F
COPPERSTONE MINE
DETACHMENT-FAULT RELATED
EPITHERMAL VEIN
SED-HOSTED Au

Figure 3. Diagram of salinity and homogenization temperature fields for fluid inclusions from several major mineral deposits, including those associated with detachment faults. Fluid inclusions from the Copperstone deposit clearly fall within the field of other detachment-fault-related deposits. Many geologists suspected that the Copperstone deposit was an epithermal-vein deposit, as are many other gold deposits in the Southwest; fluid-inclusion data, however, strongly suggest otherwise. Modified from Wilkins and others (1986), with additional data from the Copperstone mine.

Table 1. Value of production for commodities from mineral districts in west-central Arizona that are known or suspected to be related to detachment faults. Manganese mineral deposits, although not clearly understood, are suspected to be related to detachment faults. District locations are shown on Figure 1.

District	Commodities*	1986 Value**
1. Copperstone	Au (reserves)	$189,306,900
2. Alamo	Cu, Pb, Ag, Au	72,303
3. Cienega	Cu, Ag, Au	5,571,167
4. Clara	Cu, Ag, Au	3,066,661
5. Lincoln Ranch	Mn	18,960,000
6. Mammon	Cu, Ag, Au	93,913
7. Midway	Cu, Ag, Au	43,743
8. Planet	Cu, Ag, Au	12,771,828
9. Pride	Cu, Ag, Au	37,679
10. Swansea	Cu, Ag, Au	17,471,085
11. Black Burro	Mn	261,490
12. Cleopatra	Cu, Pb, Ag, Au	1,118,459
13. Lead Pill	Cu, Pb, Ag, Au	303,365
14. Mesa	Mn	47,400
15. Owen	Cu, Pb, Zn, Ag	107,561
16. Rawhide	Cu, Pb, Zn, Ag	116,573
17. Bullard	Cu, Ag, Au	1,763,481
18. Burnt Well	(unknown)	(minor)
19. Harris	Mn	79,395
20. Northern Plomosa	Cu, Pb, Ag, Au	2,123,413
21. Artillery	Mn	75,135,320
22. Whipple	Cu, Pb, Zn, Ag, Au	683,550
TOTAL		$329,135,287

* Ag = silver; Au = gold; Cu = copper; Mn = manganese; Pb = lead; Zn = zinc.
** Values do not add to total because of rounding.

other elements precipitated from the fluids to form the Copperstone deposit.

Implications for Land-Use Planning and Management

The presence of the Copperstone gold deposit in a geologic setting that is characteristic of large areas of west-central Arizona indicates that the mineral-resource potential of this area in the State is greater than previously suspected.

The Copperstone deposit was probably not discovered until recently because it was almost entirely concealed by young surficial deposits. Undiscovered mineral deposits similar to Copperstone may also be concealed beneath other surficial deposits, such as those covering nearby Cactus Plain (Figure 1). Application of more sophisticated geophysical techniques may eventually result in discovery of such deposits. Many areas in west-central Arizona, such as the Cactus Plain and Cactus Plain East Wilderness Study Areas, are presently under consideration for Federal wilderness-area status. If designated to be managed as wilderness, these areas would no longer be open to mineral exploration or mining activity.

Mineral deposits associated with detachment faults have only been recognized as a distinct deposit type during the past 10 years. The recent discovery of the Copperstone deposit and recognition of its association with a detachment fault are generating renewed interest in detachment-fault-related deposits and in areas where such deposits might be located. Future improvements in our understanding of Arizona geology and future mineral-deposit discoveries will undoubtedly lead to renewed interest in areas that presently receive little attention from research or exploration geologists.

References

Spencer, J.E., and Welty, J.W., 1986, Possible controls of base- and precious-metal mineralization associated with Tertiary detachment faults in the lower Colorado River trough, Arizona and California: Geology, v. 14, p. 195-198.

Wilkins, Joe, Jr., Beane, R.E., and Heidrick, T.L., 1986, Mineralization related to detachment faults; a model, *in* Beatty, Barbara, and Wilkinson, P.A.K., eds., Frontiers in geology and ore deposits of Arizona and the Southwest: Arizona Geological Society Digest, v. 16, p. 108-117.

Wilkins, Joe, Jr., and Heidrick, T.L., 1982, Base and precious metal mineralization related to low-angle tectonic features in the Whipple Mountains, California and Buckskin Mountains, Arizona, *in* Frost, E.G., and Martin, D.L., eds., Mesozoic-Cenozoic tectonic evolution of the Colorado River region, California, Arizona, and Nevada: San Diego, Cordilleran Publishers, p. 182-203.

Hazen Research, Inc.
4601 Indiana Street • Golden, CO 80403
Tel: (303) 279-4501 • Telex 45-860
Fax: (303) 278-1528

August 31, 1995

Mr. Kevin Leonard
Manager of Exploration U.S.
Royal Oak Mines (USA), Inc.
5501 Lakeview Drive
Kirkland, WA 98033

Re: Copperstone Project - Ore Mineralogical Study
HRI Project 8661

Dear Mr. Leonard:

Enclosed are two copies of Hazen Research, Inc.'s mineralogical study memorandum describing the Copperstone ore Samples CP-01, CP-02, and CP-03. The gold appears to be mostly free; however, the presence of oxide copper minerals raises some concerns for cyanidation of the ore, including higher-than-normal cyanide consumption and difficult cyanide destruction. Future process development efforts must consider these factors. Flotation and gravity separation may prove to be the most suitable methods of gold extraction.

Copper extraction may prove to be difficult, due to the resistance of oxide copper minerals to flotation. The high calcite content also raises some concerns. Should acid leaching be considered, since the acid and calcite will react, causing high acid consumption?

Solutions for these problems are available, and Hazen would appreciate the opportunity to assist you in any future process development effort.

Thank you again for the opportunity to perform this work. If you have any questions regarding these data, please feel free to contact me at your convenience.

Yours truly,

Cregg A. Bossard
Project Manager

CAB:wlk
Enclosures

xc: Wayne Carter, Hazen

HAZEN

MEMORANDUM

TO: Cregg Bossard

FROM: Martha Schwartz

DATE: August 30, 1995

SUBJECT: Characterization of Copperstone Gold Ore
HRI Project 8661

Three samples were examined mineralogically to determine the overall mineralogy and the mode of occurrence of the gold. Representative portions of the minus 10-mesh samples were examined in polished section. The remaining sample was stage crushed to minus 35 mesh and panned to concentrate the gold for microscopic examination, both by binocular microscope and in polished section. Prior to examination, the magnetics were removed by hand magnet to facilitate gold observation and examined separately in polished section to determine if they also contain gold. Since the three ore samples are similar, x-ray diffraction (XRD) analysis was done on only one sample (CP-01) to determine the general mineralogical composition of the ore and to confirm the identity of a high-density gangue species that is particularly common. During the examination, conspicuous blue and green oxide copper minerals were noted but not further identified. Results are given below.

RESULTS OF X-RAY DIFFRACTION

In addition to determination of the general mineralogical composition, XRD analysis was used to identify the high-density gangue mineral. In an attempt to concentrate this mineral, a rare-earth hand magnet was used to remove a large portion of the hematite and the quartz with which it is commonly intergrown. The following results, therefore, do not accurately reflect the relative quantities in the whole ore.

Sample	Relative Quantity	Mineral
CP-01 (47968-1)	Major	Calcite ($CaCO_3$)
	Subordinate	Hematite
	Subordinate to Minor	Barite
	Subordinate to Minor	Quartz

In our discussions, we were informed that the specific gravity of the whole ore is extraordinarily high. The high content of hematite and barite would account for this.

OPTICAL EXAMINATION

GENERAL COMMENTS

The three ore samples are fairly similar in mineralogical composition, being comprised of quartz, abundant hematite, minor goethite, calcite and other carbonates, barite, and green and blue oxide copper minerals. Pyrite and chalcopyrite are present in trace quantities. Much of the hematite is well crystallized, in the form known as specular hematite, and is most often intergrown with the quartz and also with the green and blue oxide copper minerals. The differences in the ore samples lie in the relative quantities of the minerals listed and the varieties of oxide copper minerals.

CP-01 (47968-1)

Minus 10-mesh Whole Ore

Quartz is the major gangue species, but carbonate, including calcite and siderite, and barite are also fairly common. Hematite makes up an estimated 20 to 30% of the sample and goethite 2 to 3%. Green and blue oxide copper minerals comprise another 10 to 20%.

Hematite frequently occurs as randomly oriented needles and laths, forming a network in quartz and occasionally in goethite and in fine-grained (almost earthy) hematite. Hematite also occurs as irregular fine-grained masses often exhibiting colloform textures, infrequently as coarse solid dense grains, and in veins in the blue and green oxide copper minerals. Goethite occurs in fine-grained masses often associated with hematite and rarely as pseudomorphs after pyrite. The oxide copper

occurs as coarse grains sometimes locked with other gangue and as a variety of species, including probable chrysocolla, malachite, azurite, and others. Pyrite is medium grained, dense, and usually liberated; chalcopyrite is less abundant than pyrite and is also medium grained but is usually encapsulated in gangue.

Pan Concentrate

Low-power binocular microscopic and polished-section examination revealed that the pan concentrate contains major gangue, mostly barite, with minor quartz and carbonate, a little epidote and weathered biotite, subordinate hematite (both earthy and well crystallized), subordinate to minor goethite, minor blue and green oxide copper minerals which are often intergrown with hematite, minor to trace pyrite and marcasite, and a trace of chalcopyrite, tenorite (CuO), gold, arsenopyrite, and orpiment (As_2S_3). Pyrite is medium grained, dense, and usually liberated, but occasionally locked with gangue. Chalcopyrite is usually encased in quartz, and arsenopyrite is rare, occurring both as euhedral crystals overgrown on pyrite and as liberated medium-sized grains. Tenorite occurs in fine-grained dense masses, some with radiating growth habits. A single grain of orpiment was observed, exhibiting a radiating botryoidal growth habit.

The particles of gold are fairly numerous, ranging in size from 6 to 140 microns with an average of 30 to 100 microns, and occurring mostly as liberated flakes with a minor amount of nuggets. Their color is orangish yellow, indicating low, if any, silver content. One 15-micron particle has a fine-grained coating. It may be advantageous to identify this coating by electron microprobe analysis. A particle of tramp brass was also observed. Figure 1 shows a typical example of liberated gold in the pan concentrate, as well as typical hematite and goethite.

In the magnetic fraction of the pan concentrate, the hematite is noticeably coarse, and a trace of ilmenite and magnetite is also present. Gold was not observed in this fraction.

CP-02 (47968-2)

Minus 10-mesh Whole Ore

The ore is made up of 20 to 25% hematite, 20 to 25% blue and green oxide copper minerals, about 5% goethite, and about 50% gangue. The gangue is composed mostly of quartz, with minor carbonate, barite, and a trace of fluorite, among other minerals. The quartz is usually intergrown with specular hematite.



Figure 1. CP-01, Pan Concentrate (47968-1)

Photomicrograph of the CP-01 pan concentrate in polished section showing a typical example of liberated gold. The orangish yellow color indicates a low silver content, if any. Also shown are typical occurrences of hematite (light gray) as randomly oriented needles and laths in quartz and as fine-grained masses.

——— Scale = 100 Microns 200x

Hematite usually occurs in aggregates of acicular and lath-shaped crystals, usually with interstitial quartz or goethite. These grade to open networks of randomly oriented acicular crystals and individual crystals in quartz. Coarser, more equant dense crystals of hematite are somewhat common, much more so than in CP-01. Goethite is more abundant than in CP-01. It usually takes the form of irregular fine-grained masses, often with colloform textures. Frequently, it is intergrown with hematite and less often with gangue.

The blue and green oxide copper minerals frequently have veins of and intergrowths with hematite and goethite.

Pan Concentrate

The major components in the pan concentrate, including the magnetics, are hematite (both earthy and well crystallized) and goethite. There is a subordinate amount of gangue, including abundant barite, subordinate to minor blue and green oxide copper minerals (more than in CP-01), and trace amounts of pyrite/marcasite, chalcopyrite, ilmenite, magnetite, and rutile. Pyrite is usually liberated, medium grained, and relatively nonporous; chalcopyrite is usually locked with gangue (quartz); ilmenite and magnetite occur as medium-coarse, liberated, monomineralic grains.

The observed gold is mostly liberated and ranges in size from 2 to 80 microns, with an average of 20 to 60 microns. Flakes are more common above 40 microns, and nuggets predominate below 40 microns. The color of these particles is deep yellow. Locked gold is quite uncommon. Figure 2 shows a 10-micron particle of gold locked in intergrown hematite and gangue. No gold was observed in the magnetic fraction.

CP-03 (47968-3)

Minus 10-mesh Whole Ore

The third ore type contains an estimated 20 to 30% hematite, 10 to 15% goethite, and 10 to 20% blue and green oxide copper minerals. The remainder is gangue, which is composed of abundant quartz, minor carbonate, including siderite, and minor barite.

Hematite occurs in acicular and lath-shaped or platy crystals intergrown with quartz and goethite, sometimes quite fine, mostly with random orientation. Goethite is much more abundant than in the other two ores. It usually occurs as fine-grained masses,often with colloform textures and banding. It is commonly intergrown with or replaced by hematite, especially in needles and laths, and is sometimes finely intergrown with gangue.



Figure 2. CP-02, Pan Concentrate (47968-2)

Gold locked in intergrown hematite and gangue (mottled gray). Most of the gold in the sample is liberated.

———— Scale = 100 Microns 200x

The oxide copper minerals occur in a variety of species, including green carbonates (malachite?). They often contain veins of or are intergrown with hematite.

Pan Concentrate

The pan concentrate consists of major gangue; subordinate hematite; and subordinate green and blue oxide copper minerals, a large portion of which are carbonates (probably malachite and a little azurite); subordinate to minor goethite; and traces of pyrite, chalcopyrite, and magnetite. The magnetic fraction removed from the pan concentrate contains more coarsely crystalline hematite, minor to trace pyrite, and traces of pyrrhotite and ilmenite. Pyrite occurs mostly as liberated and medium-grained dense particles; chalcopyrite is usually locked (mostly encapsulated) in quartz.

Only three grains of gold were observed in the pan concentrate at low magnification (50x) under the binocular microscope. Six particles were found in polished section at 200x. The observed gold measures 25 microns to 110 by 25 microns. All are orangish yellow and liberated, except one which is locked with gangue and hematite (see Figure 3). Another has a 25-micron quartz grain embedded in it. The gold particles occur both as flakes and as fairly equant nuggets.

CONCLUSIONS AND RECOMMENDATIONS

The ore is composed mostly of abundant quartz, hematite/goethite, barite, and some carbonate. There is also an abundance of green and blue oxide copper minerals that are frequently intergrown with hematite. The gold is fine, ranging from 2 to 140 microns. The observed gold is mostly liberated, there being only a trace that is locked with gangue (quartz) and hematite. The orangish yellow color of the gold indicates a low silver content.

In order to quantify the distribution of liberated versus locked gold, it is recommended that a gravity concentrate be obtained, preferably by heavy liquid separation and subsequent panning of the sink, and all the products be assayed for gold. The gold found in the light (float) product would be considered locked gold. Electron microprobe examination would also aid in locating fine locked gold in the gravity tails. In addition, since there is an abundance of oxide copper minerals and they occur in several varieties, it is recommended that these be conclusively identified to aid in future copper recovery investigations.

MS/wk



Figure 3. CP-03, Pan Concentrate (47968-3)

A rare occurrence of gold locked with gangue (quartz-dark gray) and hematite laths (light gray).

Scale = 100 Microns 200x

Royal Oak
Mines

Corporate Office
5501 Lakeview Drive
Kirkland, WA 98033

Tel: (206) 822-8992
Fax: (206) 822-3552

June 27th, 1995

VIA FAX

Mr. Craig Bossard
Hazen Research, Inc.
4601 Indiana Street
Golden, Colorado
80403

Dear Craig:

You will be receiving a total of 3 sample bags numbered CP-01 to 03 inclusive. The material consists of rock samples collected from the Copperstone project in western Arizona.

Please carry out the following analysis:
1) metallic gold assays for samples CP-01, 02 and 03.
2) In-place rock density test combining the samples mentioned above.

Could you contact me following receipt of the shipment.

Yours truly

ROYAL OAK MINES

Kevin Leonard
Geologist- Manager of Exploration (US)

HAZEN

Hazen Research, Inc.
4601 Indiana Street
Golden, Colorado 80403
Tel: (303) 279-4501

FAX TRANSMITTAL

Date: 06/26/95 No.: 9805

No. of Pages: 4 Time: 4:53

File: 95-274

To: Kevin Leonard
Royal Oak Mining Co
Kirkland, WA.

Fax No: (206) 822-3552

From: Craig Bossard
HAZEN RESEARCH, INC.
Fax No. (303) 278-1528

Message:

Costs are as follows for each rock sample.

1. Metallic Gold Assay (see procedure) $100.00
2. In place density (see procedure) $300 for first sample $150 per additional sample.
3. Au + Ag - fire assay $13.00
4. Cu - digestion w/ AA finish $9.00
5. Specific gravity (true) $23.00
6. Sample prep (see last page)

7. Additional charges for preparation of final report & project management are dependent upon total project scope. Please call if you have questions.

Craig Bossard

IF YOU DO NOT RECEIVE ALL PAGES, PLEASE PHONE AS SOON AS POSSIBLE.

APPENDIX A

Metallic Gold Assay Method

Purpose To determine the gold analysis of samples containing coarse free gold.

Sample Client Identification:

HRI Sample No.:

Procedure A 1000-g or 500-g sample is stage ground and screened on 150 mesh until the screen oversize contains approximately one assay ton of material (~ 35 grams). The oversize is fire assayed in total and the undersize is blended and assayed in triplicate. The head is calculated from the resulting assays and weights.

Sample Identification	Product	Weight grams	Analysis Au mg	Analysis Au oz/ton
Head #1	Feed (computed)	500.00	3.555	0.207
	+150 mesh	36.12	1.673	1.35
	-150 mesh (average of 3 assays)	463.88	1.883	0.118
	#1			0.160
	#2			0.085
	#3			0.110

APPENDIX A
Rock Density Analysis (Wax Method)-1

Project
Date

Purpose To determine the in-place rock density of the sample.

Sample **Client Identified**
Hazen Sample No.:

Procedure Ten randomly selected three inch rock samples were oven dried, weighed and then dip-coated with melted wax. The rocks were then re-weighed and their displacement volumes were determined.

Rock Identification	Dry Wt g	Wt w/ Wax g	Volume cc (1)	Wt Wax g	Computed Wax Volume cc	Rock volume cc (2)	Specific Gravity kg/l	Specific Gravity lb/cu ft
1	440.06	448.98	236.02	8.92	7.76	228.26	1.93	120
2	433.76	460.87	206.00	27.11	23.57	182.43	2.38	148
3	593.03	602.88	275.90	9.85	8.57	267.33	2.22	138
4	421.68	431.22	209.80	9.54	8.30	201.50	2.09	131
5	349.94	373.17	244.00	23.23	20.20	223.80	1.56	98
6	413.72	426.96	193.50	13.24	11.51	181.99	2.27	142
7	622.08	636.65	290.00	14.57	12.67	277.33	2.24	140
8	409.39	419.54	183.80	10.15	8.83	174.97	2.34	146
9	539.17	575.74	284.30	36.57	31.80	252.50	2.14	133
10	388.58	412.41	257.90	23.83	20.72	237.18	1.64	102
						Average	2.08	130

(1) Displacement volume in cubic centimeter
(2) Determined from wax specific gravity, measured at 0.8696 kg/l

SAMPLE PREPARATION

Routine Preparation

Samples 10 pounds or less

Rock and ore: $5.00 for first 2 pounds + $1.15/pound for each additional pound.

Coal: $6.00 for first 5 pounds + $1.00/pound for each additional pound.

Wood and Biomass: $8.00 for 1 gallon or smaller container. Larger amounts charge is based on time required to prep sample ($ 50.00/hr).

Samples over 10 pounds

Charge is based on time and materials. Please ask for job-specific quotation.

Custom preparation (please ask for a quotation)

Crushing ton quantities of rock and ore.

Drill core sawing and splitting.

Bulk density.

Specific gravity by Air Comparison Pycnometer. (requires 50 grams of sample, $25.00/ sample).

Reduction of 200-300 pound sample in porcelain ball mill.

Bulk wet and dry screen analysis.

Blending and compositing.

Deister and Wilfley table separations.

Magnetic separations.



Copperstone NBM-2B Gold Control Chart
Gold in oz/t
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
RV
UAL
LAL



Copperstone NBM-2B Silver Control Chart
Silver in oz/t
0.5
0.4
0.3
0.2
0.1
0.0
one value at 2.5 oz/t
UAL
RV
LAL



Copperstone NBM-2B Copper Control Chart
(no certified values for copper for this SRM)
3 values above 600 ppm
Copper in ppm
600
500
400
300
200
100
0



Copperstone NBM-3B Gold Control Chart
Gold in oz/t
6
5
4
3
2
1
0
UAL
RV
LAL



Copperstone NBM-3B Silver Control Chart
Silver in oz/t
UAL
RV
LAL
0
1
2
3
4
5



Copperstone NBM-3B Copper Control Chart
(no certified values for copper for this SRM)
2 values above 600 ppm
Copper in ppm
0
100
200
300
400
500
600


Copperstone C-ORE Gold Control Chart
(no certified value for gold for this SRM)
Gold in oz/t
3.0
2.5
2.0
1.5
1.0
0.5
0.0


Copperstone C-ORE Silver Control Chart
(no certified value for silver for this SRM)
Silver in oz/t
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0


Copperstone C-ORE Copper Control Chart
(no certified value for copper for this SRM)
Copper in ppm
14000
12000
10000
8000
6000
4000
2000
0


Copperstone C-WASTE Gold Control Chart
(no certified value for gold for this SRM)
one value at 2.879 oz/t
Gold in oz/t
1.0
0.8
0.6
0.4
0.2
0.0


Copperstone C-WASTE Silver Control Chart
(no certified value for silver for this SRM)
Silver in oz/t
0.5
0.4
0.3
0.2
0.1
0.0


Copperstone C-WASTE Copper Control Chart
(no certified value for copper for this SRM)
Copper in ppm
4000
3500
3000
2500
2000
1500
1000
500
0

Scatterplot of Gold Assays from Asia Minerals Check Assay Program


Asia Minerals Check Assay Program
55 pairs
best fit line - y = 1.05x - 0.01
y=x line
Check Gold (lab unknown) in oz/t
Original Gold (BSI) in oz/t
0
2
4
6
8
10
12
14

Scatterplot of Gold Assays from Royal Oak Check Assay Program


Copperstone
Royal Oak Check Assays
30 pairs
y=x line
best fit line - y=0.71x + 0.0
Check (AAL) Gold in oz/t
Original (RYO) Gold in oz/t
0.00
0.02
0.04
0.06
0.08
0.10
0.12

Scatterplot of Gold Assays from Cyprus Check Assay Program



Copperstone
Cyprus Check Assays
232 pairs
y=x line
best fit line - y=0.992x - 0.005
Check (AAL) Gold in oz/t
Original (Cyprus) Gold in oz/t
0.0
0.2
0.4
0.6
0.8
1.0
1.2
1.4

ARD diagram of Bonanza Copperstone pulp duplicate gold assays



Bonanza Copperstone Pulp Duplicates - Gold
15047 pairs
10% ARD
Absolute Relative Difference (pair diff./pair mean) in %
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
0%
20%
40%
60%
80%
90% Cum Freq.
100%
Cumulative Frequency in %

ARD diagram of Bonanza Copperstone pulp duplicate gold assays with the below detection limit assays removed


Bonanza Copperstone Pulp Duplicates - Gold
below detection limit assays (< 0.003 oz/t) removed
4260 pairs
10% ARD
Absolute Relative Difference (pair diff./pair mean) in %
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
0%
20%
40%
60%
80%
90% Cum Freq
100%
Cumulative Frequency in %

ARD diagram of Bonanza Copperstone pulp duplicate silver assays


Bonanza Copperstone Pulp Duplicates - Silver
15178 pairs
10% ARD
Absolute Relative Difference (pair diff./pair mean) in %
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
0%
20%
40%
60%
80%
90% Cum Freq
100%
Cumulative Frequency in %

ARD diagram of Bonanza Copperstone pulp duplicate silver assays with the below detection limit assays removed


Bonanza Copperstone Pulp Duplicates - Silver
below detection limit assays (< 0.2 oz/t) removed
598 pairs
10% ARD
Absolute Relative Difference (pair diff./pair mean) in %
0%
20%
40%
60%
80%
100%
120%
140%
160%
180%
200%
0%
20%
40%
60%
80%
90% Cum Freq
100%
Cumulative Frequency in %